SPIC

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

32nd Annual Report 2001-2002

FERTILISING GROWTH THROUGH CHANGE AND CONSOLIDATION

Nourishing Growth

Just as a colourful form of life emerges from the inimitable cocoon, SPIC is also on the verge of a wholesome transformation. Moving towards consolidation and growth, the change management process is apparent and is clearly fostering an environment that promotes excellence.

SPIC firmly believes that its primary reason to engage in these initatives is to nourish growth. While its core values remain strongly entrenched, the approach to excellence has undergone a change - a change that would nourish growth in all its manifestations - towards agriculture, towards its people and, above all, towards the society with which it is firmly entwined.

SPIC

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Dr A C Muthiah	-	Chairman
Thiru Ashwin C Muthiah	-	Vice-Chairman
Thiru Arun Ramanathan, IAS	-	Director
Thiru M Madhavan Nambiar, IAS	-	Director
Thiru N Narayanan, IAS	-	Director
Thiru T S Sridhar, IAS	-	Director
Dr K U Mada	-	Director
Thiru N R Krishnan	-	Director
Thiru S Venkitaramanan	-	Director
Thiru S Rajagopal	-	Director
Thiru R V Gupta	-	Director
Dr P L Sanjeev Reddy	-	Director
Thiru S Gurumurthy	-	Director
Thiru P C Ghosh	-	Director
Thiru Babu K Verghese	-	Managing Director
Thiru A Santhanakrishnan	-	Whole-time Director & Secretary
Thiru M G Thirunavukkarasu	-	Finance Director

BANKERS

Indian Bank
Allahabad Bank
Andhra Bank
Bank of Baroda
Bank of India
Canara Bank
Central Bank of India
Dena Bank
Indian Overseas Bank
Oriental Bank of Commerce
Punjab National Bank
Punjab & Sind Bank
State Bank of Bikaner & Jaipur
State Bank of India
State Bank of Patiala
State Bank of Travancore
Syndicate Bank
Union Bank of India
Tamilnad Mercantile Bank Limited
The Bank of Rajasthan Limited
The South Indian Bank Limited

REGISTERED OFFICE

73, Armenian Street, Chennai - 600 001.

PRINCIPAL OFFICE

"SPIC House" 88, Mount Road, Guindy, Chennai - 600 032.

Telephone	: 2350245
Telefax	: 2352163
Telegram	: "SOUTHPETRO"
E-mail	: spiccorp@spic.co.in
Website	: www.spicltd.com

FACTORIES

Fertiliser	: SPIC Nagar, Tuticorin - 628 005.
Pharma	: Cuddalore - 607 005. Maraimalai Nagar - 603 209.
Biotech	: Coimbatore - 641 101. Porur, Chennai - 600 116. Hosur - 635 110.

AUDITORS

Messers A F Ferguson & Co.,
Chartered Accountants,
7th Floor, Guna Office Complex,
Annexe Building, 305/1 Anna Salai,
Teynampet, Chennai - 600 018.

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

CONTENTS	Page No.

FERTILISING GROWTH THROUGH CHANGE AND CONSOLIDATION

The twelve months that made up the financial 2001-2002, by all accounts, proved very eventful for SPIC.

In the previous two financials, the Company had focused on agri-business as its mainstay and was committed to remain so. The Company had demonstrated the depth of its commitment over the previous two years by steadily distancing itself from businesses that did not contribute to the growth of its focus area or were in any way a digression, despite being profitable by themselves. This was the background on which events of the financial under report unfolded.

There was change in the economy, change in the industry and change within the Company. At the macro level, the economy was of no help, public policy took forever in the coming and the industry outlook was bleak.

Conditions within SPIC at the start of the year prompted only one question : Would the Company allow change to dictate to it or would the Company ride it, learn, and eventually, excel in converting adversities into opportunities? The situation warranted the Company to look closely at a new change management process. The change strategy that was formulated with a view to creating the right atmosphere for the twin goals of consolidation and growth also lent to every one within the organisation a good chance to brace themselves to face that moot question.

It triggered a realisation of acceptance of change. The realisation spanned the entire organisation. Everyone realised that change was inevitable, and as the saying goes, the only constant factor. From this realisation was born the desire of revival and excellence. In a rare and unspoken unanimity the Company decided that it would ride change, that it would harness that energy to purposeful ends.

The first area in which change manifested itself was Government policy. Both the direction and the speed of the Government's policy changed significantly during the year. Most of these changes came after the third quarter of the financial. Seldom were the announcements allowed to go uncontested by the industry. As such, by the end of the year most announcements were under review or at best in a nebulous state. The effects of these policy decisions would be more in evidence only in the next financial.

There were changes in the company too. A Management Committee was constituted in July with Mr Ashwin Muthiah as its Chairman. He was also appointed Vice Chairman of the Company.

With the new Management Committee taking charge, a brisk pace was established in giving a seamless order to the activities of the company.

Five areas – debt-restructuring, plant operations, cost control, marketing and disinvestment – were identified by the Management Committee for active and innovative consideration. The Management Committee, apart from Mr Ashwin Muthiah, had Deputy Managing Director Mr Babu K Verghese, Director and Secretary Mr A Santhanakrishnan and Finance Director Mr M G Thirunavukkarasu as its members. This was the first major step in change management that the Company took to prepare itself for its eventual consolidation.

The SPIC Vision and Mission statements too evolved to incorporate the new management aspects of change management and consolidation. The core values, however, remain the same. In fact, the core values of service to the farmer, quality of products and adherence to values have found a new boost.


SPIC
UREA
SPIC
DAP
SPIC
POTASH
(M.O.P.)
SPIC
20:20
COMPLEX
SPIC
GYPSUM

The SPIC Corporate logo got a new tagline – Nourishing growth. The tagline emphasises SPIC's belief that its primary *raison d'etre* is to nourish growth in all its dimensions.

In order to stay competitive, to optimise costs and enhance its stakeholder values, SPIC restructured its operations. The fallout of that these initiatives was two fold: Outsourcing was adopted to make substantial savings in operations and a Voluntary Retirement Scheme, the second in SPIC, was offered and taken. The outsourcing initiative covered SPIC's Logistics and Management Services and Systems. More than 150 employees availed themselves of the VR scheme.

There were other people related changes too. The most important was Dr P R Sundaravadivelu Vice Chairman retiring on the last day of the financial. "Performance Par Excellence" said the plaque that his farewell memento bore. Indeed, performance was the buzzword of the year. The new Management Committee made it clear that in judging the importance of any person working for SPIC, performance would be the exclusive criterion. There would be none other.

Other fronts too experienced change: starting this year SPIC will be making all the disclosures in the format prescribed by SEBI for Corporate Governance Code disclosures.

These significant changes are with a clear direction and full of meaning. The goal is clear: consolidation for growth, for profits, for value-addition and for performance.


Cytozyme

SPIC BRAND
TOMATO SEED




SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office: 73 Armenian Street, Chennai - 600 001

Principal Office: SPIC House, 88 Mount Road, Guindy, Chennai - 600 032

NOTICE

NOTICE is hereby given that the **THIRTY-SECOND ANNUAL GENERAL MEETING** of the Members of Southern Petrochemical Industries Corporation Limited will be held on Monday, 26 August 2002 at 3.00 P.M. at Kamaraj Arangam, New No. 492, Anna Salai, Teynampet, Chennai 600 006, to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the audited Balance Sheet of the Company as at 31 March 2002 and the Profit and Loss Account for the year ended on that date and Reports of the Directors and Auditors.

2. To elect a Director in the place of Thiru Ashwin C Muthiah, who retires by rotation and being eligible, offers himself for re-election.

3. To elect a Director in the place of Dr K U Mada, who retires by rotation and being eligible, offers himself for re-election.

4. To elect a Director in the place of Thiru Babu K Verghese, who retires by rotation and being eligible, offers himself for re-election.

5. To appoint Auditors and fix their remuneration. M/s A F Ferguson & Co., the retiring Auditors, are eligible for re-appointment.

SPECIAL BUSINESS

6. To consider and if thought fit, to pass, with or without modifications, the following resolution as an ORDINARY RESOLUTION:

   "RESOLVED THAT Thiru N R Krishnan, whose period of Office shall be liable to determination by retirement of Directors by rotation, be and is hereby appointed a Director of the Company."

7. To consider and if thought fit, to pass, with or without modifications, the following resolution as an ORDINARY RESOLUTION:

   "RESOLVED THAT Thiru S Rajagopal, whose period of Office shall be liable to determination by retirement of Directors by rotation, be and is hereby appointed a Director of the Company."

8. To consider and if thought fit, to pass, with or without modifications, the following resolution as an ORDINARY RESOLUTION:

   "RESOLVED THAT Thiru R V Gupta, whose period of Office shall be liable to determination by retirement of Directors by rotation, be and is hereby appointed a Director of the Company."

9. To consider and if thought fit, to pass, with or without modifications, the following resolution as an ORDINARY RESOLUTION:

   "RESOLVED THAT Thiru N Narayanan, IAS, whose period of Office shall be liable to determination by retirement of Directors by rotation, be and is hereby appointed a Director of the Company."

10. To consider and if thought fit, to pass, with or without modifications, the following resolution as an ORDINARY RESOLUTION:

    "RESOLVED THAT Thiru T S Sridhar, IAS, whose period of Office shall be liable to determination by retirement of Directors by rotation, be and is hereby appointed a Director of the Company."

11. To consider and if thought fit, to pass, with or without modifications, the following resolution as a SPECIAL RESOLUTION:

    "RESOLVED THAT sanction of the Company be and is hereby accorded in terms of Sections 198, 269, 309, 310 and all other applicable provisions, if any, of the Companies Act, 1956, read with Schedule XIII to the Companies Act, 1956, (including any statutory modification or re-enactment thereof for the time being in force and/or any notification which the Central Government may issue from time to time), for the appointment of Thiru Babu K Verghese and for payment of remuneration/minimum remuneration by way of Salary, Special Allowance/Performance Award and other perquisites as described below:

    I) Designation : As Deputy Managing Director (from 1 October 2001 to 31 March 2002)

    As Managing Director (from 1 April 2002 to 30 September 2004)

    II) Period : From 1 October 2001 to 30 September 2004

    III) Remuneration :

    1. Salary: Rs. 80000/- per month.
    2. Special Allowance/Performance Award, which shall be restricted to an amount equal to the annual Salary.
    3. Perquisites:

       Perquisites shall be allowed in addition to both Salary and Special Allowance/Performance Award. However, it shall be restricted to an amount equal to the annual Salary.

Perquisites are presently classified as follows:

i) Housing/House Rent Allowance:

The expenditure incurred by the Company will be subject to a ceiling of 60 per cent of the Salary.

ii) Gas, Electricity, Water and Furnishing:

The expenditure incurred by the Company on gas, electricity, water and furnishing shall be valued as per the Income Tax Rules, 1962.

iii) Medical Reimbursement:

Expenses incurred for the appointee and his family.

iv) Leave and Leave Travel Concession:

Leave as per the rules of the Company including encashment of leave. Leave Travel Concession for self and family once in a year incurred in accordance with the rules of the Company.

v) Club Fees:

Fees of Clubs subject to a maximum of two Clubs.

vi) Personal Accident Insurance:

Personal Accident Insurance of an amount the annual premium of which does not exceed Rs. 4000/-.

For the purpose of calculating the above ceiling, perquisites will be evaluated as per Income Tax Rules, wherever applicable. In the absence of any such rule, perquisites shall be evaluated at actuals.

However, the Board of Directors will have the liberty to refix individual ceilings under each of the above heads so as not to exceed the limit of annual Salary or to allow any other perquisite as may be permitted by the Government of India.

Other payments and provisions which shall not be included in the computation of the ceiling on remuneration:

i) Contribution towards Provident Fund and Superannuation Fund:

Contribution towards Provident Fund will be subject to a ceiling of 12.5 per cent of the Salary. Contribution to pension/superannuation/annuity fund together with contribution to Provident Fund shall not exceed 27.5 per cent of the Salary. Contributions to Provident Fund and pension/ superannuation/annuity fund to the extent of limit prescribed under Income Tax Act/Rules, 1962 or notification issued thereunder from time to time will not be included in the computation of the ceiling on perquisites to the extent these either singly or put together are not taxable under the Income Tax Act/Rules/Notification.

ii) Gratuity:

Gratuity payable shall not exceed one half month's Salary for each completed year of service.

iii) Leave encashment:

Encashment of leave at the end of the tenure, as per rules of the Company.

iv) Car:

Provision of Company's car for business and personal use.

v) Telephone:

Provision of telephone at residence.

4. Reimbursement of expenses:

i) Entertainment expenses:

Reimbursement of entertainment expenses actually and properly incurred for the business of the Company subject to a reasonable ceiling as may be fixed from time to time by the Board.

ii) Travelling expenses:

Reimbursement of travelling expenses actually and properly incurred for the business of the Company subject to a reasonable ceiling as may be fixed from time to time by the Board.

5. Minimum Remuneration:

In the event of loss, absence or inadequacy of profits, in any financial year during the currency of tenure of Thiru Babu K Verghese, the remuneration aforesaid shall be the minimum remuneration payable to him. However, any excess over the limits on minimum remuneration prescribed under the Companies Act, 1956, read with Schedule XIII to the Companies Act, 1956, shall be payable to Thiru Babu K Verghese, with the approval of the Central Government, if so, required."

"RESOLVED FURTHER THAT in the event of any statutory amendment or modifications or relaxation by the Central Government to Schedule XIII to the Companies Act, Income Tax Act and to Income Tax Rules or issuance of any notification under the aforesaid Acts/Rules, during the tenure of his appointment, the Board of Directors of the Company be and is hereby authorised to vary or increase the remuneration/minimum remuneration including Salary, Special Allowance/Performance Award, perquisites and other allowances within such revised limit or ceiling, as may be prescribed by the Central Government, without any further reference to the Company in General Meeting or the Central Government."

12. To consider and if thought fit, to pass with or without modifications, the following resolution as an ORDINARY RESOLUTION:

"RESOLVED THAT consent of the Company be and is hereby accorded in terms of Section 293(1)(a) and other applicable provisions, if any, of the Companies Act, 1956, for mortgaging and/or charging by the Board of Directors of the Company of all the immovable and movable properties of the Company, wheresoever situate, both present and future, and the whole of the undertaking of the Company to or in favour of Industrial Development Bank of India (IDBI), Agents and Trustees for the Debentureholder, to secure the Series XIII 25,00,000 13 per cent Secured Redeemable Non-Convertible Debentures of Rs. 100/- each, for cash, at par, of the aggregate value of Rs. 2500 lacs, issued by the Company under private placement basis to Unit Trust of India, together with interest thereon, at the agreed rate, premia on prepayment or on redemption, costs, expenses and all other moneys payable by the Company to IDBI, Agents and Trustees for the Debentureholder, in terms of a Trustee Agreement entered into/to be entered into by the Company in respect of the said Debentures."

"RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to finalise with IDBI, Agents and Trustees, the documents for creating the aforesaid mortgage and/or charge for reserving the aforesaid right and to do all such acts and things, as may be necessary, for giving effect to the above resolution."

13. To consider and if thought fit, to pass with or without modifications, the following resolution as an ORDINARY RESOLUTION:

"RESOLVED THAT consent of the Company be and is hereby accorded in terms of Section 293(1)(a) and other applicable provisions, if any, of the Companies Act, 1956, for mortgaging and/or charging by the Board of Directors of the Company of all the immovable and movable properties of the Company, wheresoever situate, both present and future, and the whole of the undertaking of the Company together with power to take over the Management of the business and concern of the Company in certain events, to or in favour of Industrial Development Bank of India (IDBI), to secure:

a) the Rupee Term Loan of Rs. 57.50 crores availed by the Company from IDBI under the Corporate Loan Scheme towards financial assistance against securitisation of disinvestment proceeds of Heavy Chemicals Division receivable from Tamilnadu Petroproducts Ltd.; and

b) the Rupee Term Loan of Rs. 127 crores availed by the Company from IDBI under the Corporate Loan Scheme towards substitution of existing working capital facility of Rs. 75 crores granted to the Company and outstanding loans of Rs. 52 crores granted to the Company's Pharma Division,

together with interest thereon at the respective agreed rates, compound interest, additional interest, liquidated damages, commitment charges, premia on prepayment or on redemption, guarantee commission, costs, charges, expenses and other moneys payable by the Company to IDBI under the loan agreements executed by the Company in respect of the said Rupee Term Loans."

"RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to finalise with IDBI the documents for creating the aforesaid mortgage and/or charge and to do all such acts and things, as may be necessary for giving effect to the above resolution."

14. To consider and if thought fit, to pass with or without modifications, the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT in partial modification of the Special Resolutions passed by the Members, vide Item Nos. 10 and 11 of the Notice, at the 28th Annual General Meeting of the Company held on 28 August 1998, in respect of the appointment and payment of remuneration to Dr A C Muthiah, Chairman (Managing Director), for a period of five years, from 1 October 1998 to 30 September 2003 and to Dr P R Sundaravadivelu, then Managing Director, for the period from 1 July 1998 to 31 March 2002, and pursuant to the approval of the Central Government under Sections 198(4), 309(3) and 310 of the Companies Act, 1956, granted vide its letters bearing even ref.nos.2/17/2002/CL.VII dated 4 June 2002 and 20 June 2002, approval of the Members of the Company be and is hereby accorded, in terms of Sections 198, 309 and 310 and other applicable provisions, if any, of the Companies Act, 1956, for modifying the terms of payment of remuneration/minimum remuneration to Dr A C Muthiah and Dr P R Sundaravadivelu, with effect from 1 April 2000 to the rest of the tenure of their appointment, that is, upto 30 September 2003 and 31 March 2002 respectively, by way of payment of Special Allowance restricted to an amount equal to the annual Salary, in lieu of Commission, to each of them and that all other terms and conditions in this regard remain and be applicable unaltered, as per the approval given by the Members at the 28th Annual General Meeting of the Company held on 28 August 1998."

(By Order of the Board)

For **SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.**

Place : Chennai
Date : 28 June 2002

A SANTHANAKRISHNAN
Whole-time Director & Secretary

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office: 73 Armenian Street, Chennai - 600 001
Principal Office: SPIC HOUSE, 88 Mount Road, Guindy, Chennai - 600 032

ADDITIONAL NOTICE

Further to the Notice dated 28 June 2002 convening the 32nd Annual General Meeting of the Company on Monday, 26 August 2002 at 3.00 P.M. at Kamaraj Arangam, New No. 492, Anna Salai, Teynampet, Chennai - 600 006, **Additional Notice** is hereby given that besides Item Nos. 1 to 14 to be transacted at the Meeting as contained in the Notice dated 28 June 2002, the following additional business be considered, as Item No. 15, by the Members:

SPECIAL BUSINESS:

To consider and if thought fit, to pass, with or without modifications, the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT sanction of the Company be and is hereby accorded, in terms of Sections 198, 309, 310 and all other applicable provisions, if any, of the Companies Act, 1956, and subject to the approval of the financial institutions and the Central Government, for payment of increased remuneration to Thiru M G Thirunavukkarasu, Finance Director, for the period, effective from 1 April 2002 to the rest of the tenure of his Office ie., till 30 June 2003, as described below:

Salary	:	Rs.70,000/- per month.
Special Allowance	:	Special Allowance restricted to an amount equal to the annual Salary.
Perquisites	:	Perquisites shall be allowed in addition to both Salary and Special Allowance. However, it shall be restricted to an amount equal to the annual Salary, and its classification shall remain and be applicable unaltered, as approved by the Members at the 28th Annual General Meeting held on 28 August 1998.

Minimum Remuneration

The remuneration aforesaid shall be the minimum remuneration payable to Thiru M G Thirunavukkarasu."

(By Order of the Board)

For SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.

Place : Chennai
Date : 26 July 2002

A SANTHANAKRISHNAN
Whole-time Director & Secretary

Explanatory Statement pursuant to Article 76 of the Articles of Association of the Company read with Section 173 (2) of the Companies Act, 1956, in respect of the above resolution:

Members of the Company at their 28th Annual General Meeting held on 28 August 1998, had approved the appointment of Thiru M G Thirunavukkarasu, as Finance Director of the Company, for a period of five years, with effect from 1 July 1998 to 30 June 2003.

Commensurate with the responsibilities being shouldered by Thiru M G Thirunavukkarasu, Finance Director, in the present context, the Board of Directors of the Company at their Meeting held on 26 July 2002, considered an enhancement in the remuneration payable to him as per details mentioned above, effective from 1 April 2002 to the rest of the tenure of his Office ie., till 30 June 2003.

An Agreement would be entered into between the Company and Thiru M G Thirunavukkarasu in this regard.

In terms of Article 100(b) of the Articles of Association of the Company, Members' approval, by passing Special Resolution, for payment of increased remuneration to the Directors is required. Hence, the Board commends the above Special Resolution for the approval of the Members.

The information/details as furnished in this Additional Notice may also be treated as an abstract of the terms relating to the payment of increased remuneration to Thiru M G Thirunavukkarasu, Finance Director, pursuant to Section 302 of the Companies Act, 1956.

Memorandum of Interest

Except Thiru M G Thirunavukkarasu, Finance Director, none of the Directors of the Company is interested in the resolution.

(By Order of the Board)

For SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.

Place : Chennai
Date : 26 July 2002

A SANTHANAKRISHNAN
Whole-time Director & Secretary

NOTES:

1. **A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND ON A POLL, TO VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE INSTRUMENT APPOINTING THE PROXY TO BE VALID SHALL BE DEPOSITED AT THE REGISTERED / PRINCIPAL OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE TIME FIXED FOR HOLDING THE MEETING.**

2. Explanatory Statement of material facts pursuant to Article 76 of the Articles of Association read with Section 173(2) of the Companies Act, 1956, for Item Nos. 6 to 14 of the Notice is annexed hereto.

3. The Register of Members and the Share Transfer Register of the Company will remain closed from Tuesday, 13 August 2002 to Monday, 26 August 2002 (both days inclusive).

4. Members/Proxies should bring the Attendance Slip duly filled in for attending the Meeting. For shares held in dematerialised form, the DP ID and Client ID numbers should be indicated in the Attendance Slip.

5. For shares held in physical form, any change in address/other details may be intimated immediately to the Shares Department by quoting the Folio Number(s). For shares held in demat form, change in address/other details may be intimated directly to the Members' DP.

6. As required under the provisions of Section 205A of the Companies Act, 1956, the Company has transferred unclaimed dividends upto 1993-94 to the General Revenue Account of the Central Government. For the years 1994-95 and thereafter, amounts remaining in the Unpaid Dividend Accounts, at the expiry of seven years, would be transferred to the Investor Education and Protection Fund, established by the Central Government. Upon such transfer, a Member shall have no claim against the Fund or the Company regarding his Unpaid Dividend. Members may therefore promptly lodge their claims for unpaid dividend, if any, with the Shares Department.

7. The Company's Equity Shares are listed at the Ahmedabad, Bangalore, Calcutta, Cochin, Delhi, Hyderabad, Madras, Mumbai (BSE) & National (NSE) Stock Exchanges and annual listing fees have been paid to the said Exchanges in time.

8. MEMBERS HOLDING SHARES IN PHYSICAL FORM ARE ADVISED TO NOMINATE A PERSON TO WHOM THEIR SHARES IN THE COMPANY SHALL VEST IN THE EVENT OF THEIR DEATH. Nomination forms will be sent to the Members on request.

Annexure to Notice

EXPLANATORY STATEMENT

PURSUANT TO ARTICLE 76 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY READ WITH SECTION 173(2) OF THE COMPANIES ACT, 1956.

The following Explanatory Statement sets out the material facts referred to in Item Nos. 6 to 14 of the Notice convening the 32nd Annual General Meeting:

Item No. 6

Thiru N R Krishnan was appointed as a Director by the Board of Directors of the Company at their Meeting held on 17 March 2001 in the casual vacancy caused by the resignation of Thiru S Govind Swaminadhan. Pursuant to Section 262 of the Companies Act, 1956, read with Article 103 of the Articles of Association of the Company Thiru N R Krishnan will hold Office as Director only upto this Annual General Meeting and being eligible, he has offered himself for appointment as a Director of the Company by a written notice under Section 257 of the Companies Act, 1956, and has also deposited Rs. 500/- as required under that Section.

A brief resume of Thiru N R Krishnan and details of directorships, Board-Committee Chairmanships/ Memberships held by him are furnished in the Corporate Governance Report annexed to the Annual Report.

The Board commends the appointment of Thiru N R Krishnan as Director, for the approval of the Members.

Memorandum of Interest

Except Thiru N R Krishnan, none of the Directors of the Company is interested in the resolution.

Item No. 7

Thiru S Rajagopal was appointed as an Additional Director by the Board of Directors of the Company at their Meeting held on 15 April 2002.

As per the provisions of Section 260 of the Companies Act, 1956, read with Article 106 of the Articles of Association of the Company, Thiru S Rajagopal will hold Office only upto the date of this Annual General Meeting and being eligible, he has offered himself for appointment as a Director of the Company by a written notice under Section 257 of the Companies Act, 1956, and has also deposited Rs. 500/- as required under that Section.

A brief resume of Thiru S Rajagopal and details of his directorship are furnished in the Corporate Governance Report annexed to the Annual Report.

The Board commends the appointment of Thiru S Rajagopal as Director, for the approval of the Members.

Memorandum of Interest

Except Thiru S Rajagopal, none of the Directors of the Company is interested in the resolution.

Item No.8

Thiru R V Gupta was appointed as an Additional Director by the Board of Directors of the Company at their Meeting held on 15 April 2002.

As per the provisions of Section 260 of the Companies Act, 1956, read with Article 106 of the Articles of Association of the Company, Thiru R V Gupta will hold Office only upto the date of this Annual General Meeting and being eligible, he has offered himself for appointment as a Director of the Company by a written notice under Section 257 of the Companies Act, 1956, and has also deposited Rs. 500/- as required under that Section.

A brief resume of Thiru R V Gupta and details of directorships, Board-Committee Chairmanships/ Memberships held by him are furnished in the Corporate Governance Report annexed to the Annual Report.

The Board commends the appointment of Thiru R V Gupta as Director for the approval of the Members.

Memorandum of Interest

Except Thiru R V Gupta, none of the Directors of the Company is interested in the resolution.

Item No. 9

Thiru N Narayanan, IAS, Secretary, Finance Department, Government of Tamil Nadu, was nominated by Tamilnadu Industrial Development Corporation Limited (TIDCO) as its Nominee Director in the place of Thiru R Santhanam, IAS. Thiru N Narayanan, IAS, was appointed as Director by the Board of Directors of the Company at their Meeting held on 28 June 2002. As per Section 260 of the Companies Act, 1956, read with Article 106 of the Articles of Association of the Company, Thiru N Narayanan, IAS, will hold Office as Director of the Company only upto the date of this Annual General Meeting.

The Company has received Notice in writing from a Member under Section 257 of the Companies Act, 1956, along with a deposit of Rs. 500/- as required under that Section, proposing the candidature of Thiru N Narayanan, IAS, for appointment as a Director of the Company, liable to retire by rotation.

A brief resume of Thiru N Narayanan, IAS, and details of directorships, Board-Committee Chairmanships/ Memberships held by him are furnished in the Corporate Governance Report annexed to the Annual Report.

The Board commends the appointment of Thiru N Narayanan, IAS, as Director, for the approval of the Members.

Memorandum of Interest

Except Thiruvalargal N Narayanan IAS, Arun Ramanathan IAS, M Madhavan Nambiar IAS and T S Sridhar IAS, none of the Directors of the Company is interested in the resolution.

Item No.10

Thiru T S Sridhar, IAS, Secretary, Agriculture Department, Government of Tamil Nadu, was nominated by Tamilnadu Industrial Development Corporation Limited (TIDCO) as their Nominee Director in the place of Thiru M B Pranesh, IAS. Thiru T S Sridhar, IAS, was appointed as Director by the Board of Directors of the Company at its Meeting held on 28 June 2002. As per Section 260 of the Companies Act, 1956, read with Article 106 of the Articles of Association of the Company, Thiru T S Sridhar, IAS, will hold Office as Director of the Company only upto the date of this Annual General Meeting.

The Company has received Notice in writing from a Member under Section 257 of the Companies Act, 1956, along with a deposit of Rs. 500/- as required under that Section, proposing the candidature of Thiru T S Sridhar, IAS, for appointment as a Director of the Company, liable to retire by rotation.

A brief resume of Thiru T S Sridhar, IAS, and details of directorships, Board-Committee Chairmanships/ Memberships held by him are furnished in the Corporate Governance Report annexed to the Annual Report.

The Board commends the appointment of Thiru T S Sridhar, IAS, as Director, for the approval of the Members.

Memorandum of Interest

Except Thiruvalargal T S Sridhar IAS, Arun Ramanathan IAS, M Madhavan Nambiar IAS and N Narayanan IAS, none of the Directors of the Company is interested in the resolution.

Item No. 11

The Board of Directors of the Company at their Meeting held on 23 August 2001, appointed Thiru Babu K Verghese as Deputy Managing Director of the Company, for a period of three years with effect from 1 October 2001 to 30 September 2004, on the terms and conditions as set out in Item No. 11 of the Notice.

Thiru Babu K Verghese, a Bachelor of Technology in Chemical Engineering, joined the Company in 1972 as Assistant Project Engineer and has since then served SPIC and other companies promoted by SPIC in various capacities. Prior to rejoining the Company as Deputy Managing Director, Thiru Babu K Verghese was the Deputy Chairman and Managing Director of Indo-Jordan Chemicals Company Limited at Jordan.

The Company obtained the approval of the Central Government for appointment/payment of remuneration as aforesaid to Thiru Babu K Verghese vide letter ref. 1/260/2001-CL.VII dated 19 February 2002 and has also entered into necessary agreement with Thiru Babu K Verghese in this regard.

Further, the Board of Directors have elevated Thiru Babu K Verghese as Managing Director of the Company with effect from 1 April 2002, on the same terms and conditions as aforesaid.

In terms of Articles 100(b) and 157 of the Articles of Association of the Company, Members' approval by way of a Special Resolution for the appointment and payment of remuneration to Directors is required.

The Board commends the aforesaid Special Resolution for the approval of the Members.

Memorandum of Interest

Except Thiru Babu K Verghese, none of the Directors of the Company is interested in the resolution.

Item No. 12

The Board of Directors of the Company had issued Series XIII 25,00,000 13 per cent Secured Redeemable Non-Convertible Debentures of Rs. 100/- each, for cash, at par, aggregating to Rs. 2500 lacs, on private placement basis, to Unit Trust of India for meeting the Company's long-term working capital requirements. For this purpose, the Board has appointed the Industrial Development Bank of India (IDBI) as the Agents and Trustees for the Debentureholder in whose favour the charge should be created.

Section 293(1)(a) of the Companies Act, 1956, provides *inter alia* that the Board of Directors of a public company shall not, without the consent of such public company in general meeting, sell, lease or otherwise, dispose of the whole, or substantially the whole, of the undertaking of the company, or where the company owns more than one undertaking, of the whole or substantially the whole, of any such undertaking.

Since mortgaging by the Company of its immovable and movable properties as aforesaid in favour of IDBI, the Agents and Trustees for the Debentureholder, may be regarded as disposal of the Company's properties/undertakings, it is necessary for the Members to pass a resolution under Section 293(1)(a) of the Companies Act, 1956, for creation of such mortgages/charges.

Memorandum of Interest

Except Thiru S Gurumurthy and Dr P L Sanjeev Reddy, Nominee Directors of UTI and IDBI respectively, none of the Directors of the Company is interested in the resolution.

Item No. 13

Industrial Development Bank of India (IDBI) has granted to the Company Rupee Term Loans under the Corporate Loan Scheme towards securitisation of disinvestment proceeds of the Heavy Chemicals Division receivable from Tamilnadu Petroproducts Limited and by debt substitution of existing working capital facility of Rs. 75 crores granted to the Company besides outstanding loans of Rs. 52 crores granted to the Company's Pharma Division, of Rs. 57.50 crores and Rs. 127 crores respectively (IDBI's letter of intent ref.nos. HO.CFD-I.No.795 dated 5 January 2001 and HO.CFD.I.21B.18(154)/2954 dated 17 January 2001).

The financial assistances as aforesaid availed from IDBI are to be secured by a first charge on all the movable and immovable properties of the Company, both present and future.

Section 293(1)(a) of the Companies Act, 1956, provides *inter alia* that the Board of Directors of a public company shall not, without the consent of such public company in general meeting, sell, lease or otherwise dispose of the whole, or substantially the whole, of the undertaking of the company, or where the company owns more than one undertaking, of the whole or substantially the whole, of any such undertaking.

Since mortgaging by the Company of its movable and immovable properties as aforesaid in favour of IDBI may be regarded as disposal of the Company's properties/undertakings, it is necessary for the Members to pass resolution under Section 293(1)(a) of the Companies Act, 1956, for creation of such mortgages/charges.

Memorandum of Interest

Except Dr P L Sanjeev Reddy, Nominee Director of IDBI, none of the Directors of the Company is interested in the resolution.

Item No. 14

Members of the Company at the 28th Annual General Meeting held on 28 August 1998, had approved the appointment and payment of remuneration to Dr A C Muthiah, for a period of five years, namely, with effect from 1 October 1998 to 30 September 2003 and to Dr P R Sundaravadivelu, from 1 July 1998 to 31 March 2002.

The Board of Directors of the Company at their Meeting held on 16 November 2001, modified the terms of remuneration/minimum remuneration payable to Dr A C Muthiah and Dr P R Sundaravadivelu, and the same has also been approved by the Central Government, as detailed in the resolution.

In terms of Article 100(b) of the Articles of Association of the Company, Members' approval by way of Special Resolution is sought for payment of remuneration/minimum remuneration to Dr A C Muthiah and Dr P R Sundaravadivelu. The Board commends the Special Resolution under Item No. 14 of the Notice for the approval of the Members.

Memorandum of Interest

Except Dr A C Muthiah and Thiru Ashwin C Muthiah, none of the Directors of the Company is interested in the resolution.

Inspection of documents

All material documents relating to the aforesaid items of the Agenda of the Notice are available for inspection by the Members at the Principal Office of the Company on any working day between 11.00 A.M. and 1.00 P.M. prior to the date of the Meeting.

(By Order of the Board)

For **SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.**

Place : Chennai
Date : 28 June 2002

A SANTHANAKRISHNAN
Whole-time Director & Secretary

DIRECTORS' REPORT

The Directors of your Company present their 32nd Annual Report, together with the audited statement of accounts for the year ended 31 March 2002.

OPERATING RESULTS

(Rupees in crores)

	2001-2002	2000-2001
Sales & services	**1700.64**	2195.29
Other Income	**21.34**	98.20
Turnover	**1721.98**	2293.49
Manufacturing & Other Costs	**1660.98**	2015.75
Loss on sale of investments	**29.77**	–
Cost of Sales	**1690.75**	2015.75
Operating Profit	**31.23**	277.74
Interest	**202.36**	214.47
Depreciation	**44.38**	47.40
Profit/(Loss) before tax	**(215.51)**	15.87
Provision for tax	--	--
Profit/(Loss) after tax	**(215.51)**	15.87
Share capital	**100.55**	125.55
Reserves*	**286.08**	501.59
Net worth*	**386.63**	627.14
Earning per share (Rupees)	**(24.98)**	1.07

* Excluding Revaluation Reserve

DIVIDEND

In view of the current year's performance your Directors do not recommend any dividend on the preference and equity share capital for the financial year 2001-02.

AGRO INPUTS

This segment comprises the Fertiliser Division, the Biotechnology Division and the investments in Tuticorin Alkali Chemicals and Fertilisers Limited,Indo-Jordan Chemicals Company Limited and SPIC Fertilizers and Chemicals, FZE, Dubai.

FERTILISER DIVISION

Urea production was limited to 6.00 lac tonnes as against the budget of 6.24 lac tonnes due to turnaround maintenance of Ammonia and Urea Plants, which had taken 57 days. DAP production also got hampered to a level of 3.02 lac tonnes against the budget of 4.75 lac tonnes due to limitations faced in sourcing the raw materials on time, on account of the credit squeeze and LC restrictions. Government's move of recovering subsidy on an adhoc basis effective November 2001 further imposed liquidity strain to the already beleaguered working capital.

Southwest monsoon (June to September 2001) was normal for the 13th successive year and the cumulative rainfall for the entire season was 92 per cent. However, Southern States experienced dry spell during July and later half of the monsoon, which affected the agricultural activities in South during Kharif. Consumption of fertilisers registered a drop of around 25-30 per cent during Kharif in the States of Karnataka and Andhra Pradesh. Tamil Nadu recorded deficit rainfall to the extent of 21 per cent during North East monsoon for the second successive year.

Our annual sales of fertilisers were in the order of 11.8 lac tonnes, which include 5.82 lac tonnes Urea, 3.89 lac tonnes DAP and 1.38 lac tonnes MOP. Besides production, 1.61 lac tonnes MOP and 0.68 lac tonnes DAP were imported to meet the demand. On all-India basis, the requirement of Urea and DAP was almost met from the indigenous production with increased utilisation of existing capacity in the country. This in turn limited our import volumes.

In Agrochemical Marketing, our Botanical Fungicide, WANIS, was registered with Central Insecticide Board and exports were made to countries like Japan, on a sustained basis. Fresh orders have been received from the Netherlands, during the current year. A tie-up has been made in Malaysia for taking up a trial on the efficacy of Cytozyme and a small quantity has been exported for this purpose.

Aluminium Fluoride was exported to Japan and Dubai to the tune of 1160 MT, during the year.

Intensified approach on Farmer Focus was maintained through our Farmer Service Programmes. Training Programme to farmers on modern agriculture is being continued in our Rural Development Centre.

For the best system in Health, Safety and Environment Management, SPIC Fertiliser Complex has been distinctly awarded with 5-Star grading with 95.63 per cent rating by the British Safety Council, UK. This award has been received by very few companies in India for their best practices in the field.

In order to achieve a new paradigm of work culture in our organisation, which will enhance productivity and value addition in all our activities, Total Quality Management is being practised in SPIC. So far, 22 teams have completed their projects and currently 54 teams are working in different projects. The Company has already embarked on major cost management exercises.

Government Fertiliser Policy

The unitwise pricing mechanism called Retention Pricing Scheme (RPS), started way back in 1970s for Urea fertiliser, was undergoing certain adhoc modifications by Government of India in early 1990s. While the impact of such adhoc measures, in general, have had significant impact on financial performance of the fertiliser industry, units like ours were even more affected due to the fact that the normal pricing revision to be carried out for every period of 3 years was not implemented right from the year 1997. As a result, the legitimate cost incurred by the Company towards revamping and modernisation of Ammonia / Urea plants as well as the normal escalations in the operating expenses were not recognised. Thus, non-implementation of the due pricing revision coupled with recoveries, based on certain interim modifications in the pricing policy, was the major factor that affected the performance of the Company.

It is, however, redeeming to note that Government of India have recently announced the pricing policy parameters for the VII and VIII pricing periods that cover the duration from July 1997 to March 2003.

Based on this policy framework, Government of India is currently working / determining the retention price for each of the fertiliser units in the country. This exercise is expected to be completed by September 2002. Announcement of the VII and VIII Pricing Policy parameters does have certain negative features such as removal of vintage allowance, tightening the specific consumption norms, etc. However, the VII and VIII Pricing Policy parameters would give due recognition to the Capital Related Charges incurred by the Company in the last 4-5 years towards revamping / modernisation, in addition to covering the legitimate increase in the conversion cost. This would provide substantial relief to the financial performance of the Company in the current year.

The Government of India is also in the process of finalising a new Long Term Group Pricing Policy to be effective from next year onwards. This group pricing is expected to be on the basis of weighted average retention prices of the units categorised under the respective group, on the basis of the feedstock and vintage. Given the technical excellence of the Company, which is translated into the high efficiency levels of operation in comparison to units of similar technology and vintage, the Company is confident that such group pricing mechanism would put the Company in a comfortable slot, thereby ensuring reasonable level of contribution through Urea manufacture in the years to come. Added to this, a number of cost reduction measures, which have already been implemented, would further enhance the profitability of Urea operations.

Awards Received

During the year, several awards were bagged in recognition of our achievements, as indicated below:

1. National Safety Award for the year 2000 from British Safety Council, U.K. for best safety performance for the 22nd consecutive year.
2. Environmental Protection Award in NP/NPK fertiliser category for the year 2000-01 from Fertilizer Association of India.
3. Award for Excellence in Management of Safety/ Health/ Environment for the year 2000 from Indian Chemical Manufacturers Association, Mumbai.

Quality Certification

During the year, the Fertiliser Complex at Tuticorin received the ISO 14001 certification for our commitment to ensure a clean environment; and also obtained the re-certification of ISO 9002.

BIO-TECHNOLOGY DIVISION

Bioproducts-Enzyme

BIODART enzyme formulations for textile and poultry feed industries were launched during the year and were well accepted in the market. A new tea processing enzyme formulation has been successfully developed.

Tissue Culture & Floriculture

Cost and Quality parameters in Tissue Culture are being continuously monitored. The contract with M/s Schreurs, Netherlands for export of Gerbera, an ornamental plant, was successfully renewed. In Floriculture, exclusive dealership for use and sale of Lily Bulbs in India was obtained from M/s Voss de Waar Sijm, Holland.

TUTICORIN ALKALI CHEMICALS AND FERTILISERS LIMITED

The company achieved a production of 88176 MT (110101 MT) of Soda Ash and 82156 MT (101761 MT) of Ammonium Chloride during the financial year ended 30 September 2001. The company produced 297760 litres (566460 litres) of liquid pesticides during the financial year. The biopesticides plant produced 6600 litres (4700 litres) of biocides.

The performance of the company during the year 30 September 2001 was affected due to stoppage of production for 59 days owing to annual turnaround and non-availability of carbon dioxide. High cost of ammonia and poor market conditions for soda ash have also affected the performance of the company. However, the company's performance improved in the first half year ended 31 March 2002, due to stability in soda ash market, reduction in cost of inputs, optimisation of energy consumption and rationalisation of human resources.

INDO-JORDAN CHEMICALS COMPANY LTD. JORDAN

During the year ended 2001, 192010 MT of Phosphoric acid was produced as against 2,24,123 MT during last year. Year 2001 witnessed a drastic drop in international price of phosphoric acid coupled with off take problems. In spite of the adverse market conditions, the company could achieve a net profit of USD 1.282 million.

SPIC FERTILIZERS AND CHEMICALS, FZE, DUBAI

Currently, the company is negotiating with the Government of Dubai for an early execution of a detailed Gas Sales and Purchase Agreement. It is expected that the Gas agreement along with other documentation required for syndication of the loan would be completed during the last quarter of 2002. A lead Bank from UK has given its in-principle acceptance for syndicating the debt portion of the project. The financial closure is expected by the first quarter of 2003 and commercial production could be achieved by the first half of 2004.

CHEMICALS AND PETROCHEMICALS

This segment comprises the Company's investments in Tamilnadu Petroproducts Limited, Manali Petrochemical Limited, Ind-Ital Chemicals Limited and SPIC Petrochemicals Limited.

TAMILNADU PETROPRODUCTS LIMITED

During the year 100577 MTs of Linear Alkyl Benzene (LAB) was produced as against 99631 MTs during last year. LAB production for the year was highest achieved by the company. 3865 MTs of Epichlorohydrin (ECH) was produced as against 3620 MTs during the last year. The company was able to sustain production, in spite of acute water shortage faced during the year, by taking several water conservation measures including recycling of effluent.

The Chlor Alkali Plant produced 43061 MTs of Caustic soda and 28442 MTs of Chlorine during the year. A Captive Power Plant of 18.6 MW capacity based on heavy fuel has been installed at Chlor Alkali Plant to ensure supply of power at competitive rates to the power intensive caustic soda production. Commissioning activities are in progress.

MANALI PETROCHEMICAL LIMITED

During the financial year, due to severe water shortage faced by industries in Manali area, the Company had to reduce its production to match with the availability of water. With recycled treated water production was optimised. In spite of the constraints, the company achieved 81 per cent, 78 per cent and 77 per cent capacity utilisation of Propylene Oxide, Propylene Glycol and Polyol plants respectively. The company also faced severe dumping of flexible slab stock polyols in the country. Government of India has imposed a provisional anti-dumping duty against such imports. The company has also successfully developed speciality glycols for oil exploration.

IND-ITAL CHEMICALS LTD.

Highest production of 1461 MT of Synthetic Resin has been achieved during the year as against 1129 MT last year. Profit before tax has been Rs. 35.64 lacs as against a loss of Rs. 48.93 lacs in the previous year, which has been possible on account of increase in volume of sales along with the various cost control exercises. With internal cash accruals, the company was able to clear its term loans and has become debt free.

SPIC PETROCHEMICALS LIMITED

As reported earlier, the Memorandum of Settlement (MoS) is awaiting formal execution by CPCL and SPIC.

The company has initiated discussions with Financial Institutions and Banks for restructuring of existing loans, sanction of reliefs and concessions and grant of further assistance. The Lenders have formed a committee to review the project and re-appraise its viability. The Lenders Committee have appointed M/s Tata Consulting Engineers Ltd. (TCE), as Lenders' Engineer to assess the revised cost and viability of the project. M/s TCE have completed their study and IDBI is examining their report.

PHARMACEUTICALS DIVISION

The Division has made a turnaround during the year 2001-02. The Division has recorded an all time high production of 1396 MMU of Penicillin-G. Active pharmaceutical ingredients were exported to the advanced countries. The formulation business was given a thrust in brand building and market penetration. Two new products were launched under the brand name 'SPIXIL' & 'BIOPEP' in anti-infective and nutritional areas. Contract research was undertaken for Multinational Companies in the areas of chemical & biotech segments.

SERVICES

This segment consists of activities carried out by SPIC-SMO and joint venture companies viz., Technip India Limited, SPIC-JEL Engineering Construction Limited .

SPIC-SMO

During the year SPIC-SMO achieved a turnover of Rs. 24.57 crores and successfully executed several contracts in India and abroad, involving Operation and Maintenance, Extra High Voltage Transmission (EHVT) Lines, Railway Electrification contracts and Rural Electrification.

The EHVT Division has secured two prestigious orders for a total value Rs. 72.98 crores from Power Grid Corporation of India Ltd., New Delhi. A breakthrough order has been received from Southern Railway, Chennai, for the Supply and Commissioning of 25 KV Traction Switching Stations.

Increasing investment in power transmission systems and the proposal of Indian Railways to implement 500 Track KM electrification during 2002-2003 offer good business prospects for the Division.

SPIC-SMO Workshop in Vashi, Navi Mumbai achieved a turnover of Rs. 2.81 crores. SPIC-SMO also received an order for Rs. 13.16 crores from ONGC for setting up Gas collecting station at Ramnad.

KUWAIT OPERATIONS

SPIC-SMO was awarded a mechanical maintenance contract of Kuwait National Petroleum Corporation (KNPC) in the year 1994 and the KD 13.95 million (approximately Rs. 158 crores) contract was formally closed during this year. By successfully executing this contract, SPIC-SMO has established itself as a well recognised contractor in Kuwait.

SPIC-SMO was again awarded a similar contract by KNPC for a value of KD 14.40 million (approximately Rs. 225 crores) in October 1999 for a period of 5 years. Under this contract, SPIC-SMO has mobilised a total manpower of around 1000 persons including 713 base manpower. The contract is progressing well.

TECHNIP INDIA LIMITED

During the year the company was involved in the detailed design work of several projects of Technip Group worldwide. In the domestic front, the company was involved in executing two projects. Apart from the above projects, the company has sent 78 of its engineers to work in Technip Group Worldwide. The company has successfully increased its saleable man hours from 160000 to 234000 during this financial year.

Extensive business initiatives are underway to participate in several domestic projects directly or in association with Technip Group. The company along with its Group Company has been selected for executing a PVC plant in Tamilnadu. The company would involve in a number of new initiatives of Technip Group such as OMIFCO project in Iran, Sulphur Recovery Units in Middle East and the tenth Olefin plant in Iran.

SPIC-JEL ENGINEERING CONSTRUCTION LIMITED

The company had a satisfactory year despite the industrial recession and achieved a turnover of Rs. 56.80 crores. The company has executed successfully many projects both in India and overseas. The company has been successful in getting a prestigious order from MECON, Ranchi for Second Launch Pad Project of Indian Space Research Organisation at Sriharikota. The company is presently executing projects in turbine erection, boiler erection and other erection jobs for clients in India and abroad.

OTHER INVESTMENTS/INTERESTS:

SPEL SEMICONDUCTOR LIMITED

The Global Semiconductor market has been in the grasp of recession during the year 2001-02. In spite of this, the company was able to export 28.25 million ICs to its global customers as against 21 million ICs during the last year. The company has expanded its customer base and has added three major customers. Also the existing customers are in the process of qualifying the company for packages hitherto not assembled. Improved quality, cost reduction and competitive pricing has helped the company in expanding its operations.

The Global Semiconductor industry is projected to stage a modest recovery of 3 per cent in 2002. Increased usage in personal computers and telecommunication products in developing countries has been projected and as the company is catering to these logic products group of the IC market, it is expected to benefit from this growth.

SPIC HOLDINGS AND INVESTMENTS LIMITED

During the year, the profit of the company has come down to Rs. 29.68 lacs from Rs. 103.59 lacs, mainly due to decrease in dividend and interest income. The company is looking into various business opportunities to increase revenue generation.

CALTEX SPIC INDIA LIMITED

As part of streamlining its focus area in business, SPIC sold its stake in Caltex SPIC India Limited to the Joint Venture partner at a loss of Rs. 29.77 crores.

SUBSIDIARY COMPANIES

The Audited Statements of Accounts, the Report of the Board of Directors and Auditor's Report of the subsidiary companies, Indo-Jordan Chemicals Co. Ltd., SPIC Holdings and Investments Ltd., Ind-Ital Chemicals Ltd., SPIC Fertilizers & Chemicals, FZE, Mauritius, GULF SPIC Bahrain EC and SPIC Biotechnologies Ltd., are attached to the Balance Sheet of the Company as required under Section 212 of the Companies Act, 1956.

FINANCE

In continuance of the efforts to improve liquidity and reduction in interest cost, the Company has completed restructuring its working capital facilities of Rs. 1448 crores. The working capital facilities have been appropriately classified into Demand Loan, Corporate Loan and Cash credit. The repayment of demand loan and corporate loan has been dovetailed to the future cash flows of the Company. All these facilities carry a concessional interest rate of 8 per cent for the period 1 October 2001 to 31 March 2003. This concession shall be recompensed to banks in 2-3 years time from 1 April 2003. The restructuring aims at reduction in interest with elongated maturity.

The Company is also in the process of restructuring its long-term debts.

The Company raised a secured loan of Rs. 25 crores from the Housing Development Finance Corporation Ltd.

PUBLIC DEPOSITS

As on 31 March 2002, the outstanding public deposits aggregated to Rs. 34.42 crores and the overdue unclaimed deposits covering 1119 depositors amounted to Rs. 1.76 crores.

HUMAN RESOURCES DEVELOPMENT

The Company has launched several HR initiatives for organisational revamping, communication architecture, employee motivation, performance based incentive systems and job enrichment. The Company has formulated well thoughtout policies to extend innumerable welfare benefits to its employees and their families which over the years, have been constantly improved with a view to keep the morale of the employees high.

The industrial relations scenario in the Company continues to be conducive and cordial. This is further strengthened by our Company winning the Good Industrial Relations Award from the Government of Tamilnadu.

The Company has continued the process of restructuring the organisation. A Voluntary Retirement Scheme for the second time had been introduced during the year and implemented successfully with 161 employees opting for the same.

The Company attaches utmost importance to Training and Development of its employees. The Management Development Centre is playing a key role in fulfilling the objectives of the organisation and its training programmes have helped in improving the overall productivity and quality of the employees.

CORPORATE GOVERNANCE

During the year under review, the Company has taken necessary steps to comply with the requirements of the Corporate Governance Code and a Report on the Corporate Governance forms part of this Report. A Management Discussion & Analysis Report, as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges, is also annexed to this Report.

AUDIT COMMITTEE

The Company has an Audit Committee, whose composition, role, functions and powers are in accordance with the requirements of Law/SEBI. The Committee consists of Thiruvalargal Dr K U Mada (Chairman), M Madhavan Nambiar, IAS, N Narayanan, IAS, N R Krishnan and Dr P L Sanjeev Reddy.

DIRECTORS RESPONSIBILITY STATEMENT

In accordance with the requirements of Section 217(2AA) of the Companies Act, 1956, the Directors of the Company declare that:

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 March 2002 and of the loss of the Company for the year ended on that date;

(iii) the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors had prepared the annual accounts on a "going concern" basis.

AUDITORS

The Company's auditors, M/s A F Ferguson & Co., Chartered Accountants, retiring at the conclusion of the ensuing Annual General Meeting, are eligible for re-appointment.

As regards the observation of the Auditors vide para (f) of their report, the Notes on Accounts No 10 give the current status of the SPIC Petrochemicals Limited. The Directors are hopeful that a strategic partner will be identified to invest in the project and the project will be implemented once the required funds are released by the Financial Institutions and the compensation payable to Chennai Petroleum Corporation Limited as per the MoS is settled and the stay by the Madras High Court is vacated.

As regards the observation of the Auditors vide para (g) of their report, the Notes on Accounts No. 12 provide the reasons for non-recognition of the interim downward revision of consumption norms of Urea. As stated in the Note, the revision is purely an interim arrangement and the Government of India has subsequently issued a letter setting out the policy parameters for VII and VIII pricing periods. As the implementation and quantification of these policy parameters / norms is yet to be finalised by the Government, the circular revising the consumption norms for the period 1 April 2000 to 31 March 2002 has not been given effect to and accordingly not charged to the Profit and Loss account.

As regards the observation of the Auditors vide para (h) of their report, the Notes on Accounts Nos. 1 (iii) and 6 provide the reasons for such treatment of Borrowing Costs. The Directors consider that the treatment is in accordance with the policy being consistently followed by the Company over the years in respect of companies in which the Company has invested substantially.

DIRECTORS

Thiruvalargal Ashwin C Muthiah, Dr K U Mada and Babu K Verghese, retire by rotation at the ensuing Annual General Meeting and being eligible, offer themselves for re-election as Directors.

Thiru Ashwin C Muthiah was elevated as Vice Chairman of the Board of Directors with effect from 12 July 2001.

Thiru Babu K Verghese was appointed as Deputy Managing Director of the Company with effect from 1 October 2001, and was elevated as Managing Director, effective from 1 April 2002.

Industrial Development Bank of India (IDBI) withdrew its nomination of Thiru Jitender Balakrishnan and in his place nominated Thiru S Gajendran as a non-rotational Director, effective from 2 August 2001. Subsequently, IDBI withdrew the nomination of Thiru S Gajendran and in his place nominated Dr P L Sanjeev Reddy as a non-rotational Director effective from 6 December 2001.

Unit Trust of India (UTI) withdrew its nomination of Thiru R V Gupta and in his place nominated Thiru S Gurumurthy as a non-rotational Director, with effect from 15 April 2002.

Thiruvalargal S Rajagopal and R V Gupta were appointed as Additional Directors effective from 15 April 2002.

Tamilnadu Industrial Development Corporation Ltd.(TIDCO) withdrew its nomination of Thiru M A Gowrishankar, IAS, and in his place, nominated Thiru Arun Ramanathan, IAS, effective from 28 June 2002, as a non-rotational Director.

TIDCO withdrew its nomination of Thiru R Santhanam, IAS, and in his place, nominated Thiru N Narayanan, IAS, effective from 28 June 2002, as a rotational Director.

TIDCO withdrew its nomination of Thiru M B Pranesh, IAS, and in his place, nominated Thiru T S Sridhar, IAS, effective from 28 June 2002, as a rotational Director.

Thiru S Stalin and Dr K Govindarajan, resigned as Directors with effect from 27 July 2001 and 24 August 2001, respectively.

Dr P R Sundaravadivelu, Managing Director, who was elevated as Vice Chairman of the Board of Directors, with effect from 23 August 2001, retired from the services of the Company on 31 March 2002.

Thiruvalargal N R Krishnan, S Rajagopal, R V Gupta, N Narayanan, IAS and T S Sridhar, IAS, hold Office till the date of the ensuing Annual General Meeting of the Company. Necessary notice in respect of each of the aforesaid Directors proposing their candidature for directorship under Section 257 of the Companies Act, 1956, along with the requisite deposits, has been received. Their respective appointment as Directors of the Company is commended by the Board.

In accordance with Clause 49 of the Listing Agreement with the Stock Exchanges, particulars relating to the Directors, who are seeking appointment/re-appointment at the ensuing Annual General Meeting are provided under the Corporate Governance Report.

The Board places on record its appreciation for the invaluable services rendered by Thiruvalargal R Santhanam, IAS, M B Pranesh, IAS, M A Gowrishankar, IAS, Jitender Balakrishnan, S Gajendran, R V Gupta (as nominee of UTI), S Stalin, Dr K Govindarajan and Dr P R Sundaravadivelu, during their tenure as Directors of the Company.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

In terms of Section 217(1) (e) of the Companies Act, 1956, information relating to the conservation of energy, technology absorption, foreign exchange earnings and outgo is set out in the Annexure, forming part of this report.

PARTICULARS OF EMPLOYEES

A statement giving the particulars as required under Section 217 (2A) of the Companies Act, 1956 and the rules framed thereunder, is attached and forms part of this report.

ACKNOWLEDGEMENT

Your Company is grateful for the co-operation and continued support extended by the Department of Fertilisers, Ministry of Agriculture and other Departments in the Central Government, Government of Tamilnadu, other State Governments, Tamilnadu Industrial Development Corporation Limited, Tamilnadu Electricity Board, Reserve Bank of India, Financial Institutions, Foreign Institutional Investors, Banks and Insurance companies. The Directors greatly appreciate the dedicated and sincere services rendered by all employees of your Company. The Company's endeavour would be to merit the confidence reposed in it by its stakeholders.

On behalf of the Board

Place : Chennai
Date : 28 June 2002

Dr A C MUTHIAH
Chairman

ANNEXURE TO DIRECTORS' REPORT

Particulars required under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules 1988, for the year ended 31 March 2002.

A. Conservation of Energy

An energy audit group consisting of senior professionals is concentrating on various energy saving measures. This group identifies potential areas, undertakes detailed studies and makes suitable recommendations for implementation.

Some of the activities implemented during the year are:

1) Steam superheater was installed in Sulphuric Acid Plant for heat recovery.
2) Flash steam recovery from continuous blow down of high pressure boilers and process heaters was started.
3) Cooling water circulation system in Ammonia Plant was optimised.
4) CO_2 line size was increased from Ammonia Plant and chilling of CO_2 was done to save utilities.
5) CO_2 removal section flow control system was modified to minimise pressure drop in control valves.
6) Innovative systems introduced in rock grinding section of Phosphoric Acid Plant to reduce power consumption.
7) Installation of magnetic resonators in fuel oil lines of boilers to conserve oil.

B. Technology Absorption

As given in Form 'B', attached hereto.

C. Foreign Exchange Earnings and Outgo

Foreign Exchange Earnings Rs. 16872.02 lacs

Foreign Exchange Outgo Rs. 53142.41 lacs

FORM A (See Rule 2)

FORM FOR DISCLOSURE OF PARTICULARS WITH RESPECT TO CONSERVATION OF ENERGY

		Current year 31 March 2002	Previous year 31 March 2001
A) Power and Fuel Consumption			
1) Electricity:**			
a) Purchased			
Unit	MWH	53414	160013
Total amount	Rs. in lacs	2711.55	6896.45
Rate per unit	Rs./KWH	5.08	4.37
b) Own Generation			
i) through Diesel Generator			
Unit	MWH	41797	40947
Unit per litre of diesel oil	KWH/litre	3.91	3.91
Cost per unit	Rs./KWH	2.77	3.02
ii) through steam turbine/generator			
Unit	MWH	92444	61377
Unit per litre of fuel oil	KWH/litre	2.93	3.03
Cost per unit	Rs./KWH	3.32	4.17
2) Coal (Specify Quantity & where used)			
Quantity		–	–
Total cost	–	–	
Average Rate		–	–
3) Furnace Oil – LSHS**			
Quantity	MT in lacs	1.63	1.71
Total cost	Rs. in lacs	15308.85	19624.52
Average Rate	Rs. per MT	9406.36	11476.33

** Previous year figures include the consumption in Heavy Chemicals Division for the period 1 April 2000 to 26 September 2000.

				Current year 31 March 2002	Previous year 31 March 2001
B)	**Consumption per MT of production (Energy intensive products only)**				
	Ammonia	Production	MT	345924	406026
		Electricity	KWH	60	50
		Fuel oil	MT	0.251	0.252
	Urea	Production	MT	600110	627711
		Electricity	KWH	123	121
		Fuel oil	MT	0.067	0.068
	DAP	Production	MT	301869	422637
		Electricity	KWH	45	39
		Fuel oil	MT	0.003	0.003
	Complex (20:20)	Production	MT	43077	146604
		Electricity	KWH	71	56
		Fuel oil	MT	0.015	0.015
	Penicillin - G	Production	MMU	1396	1242
		Electricity	KWH	31282	34283
		Fuel Oil	MT	3.57	4.28

FORM B (See Rule 2)

I. SPECIFIC AREAS IN WHICH R&D IS CARRIED OUT BY THE COMPANY

1) R & D activities carried out at the fertiliser complex are in the areas of Chemistry, Chemical Engineering and Process Biotechnology.
2) Process development activities undertaken in the areas of off patent drugs/intermediates, Phytoceuticals and Nutraceuticals are the major programmes at Pharma R & D Centre.
3) Continuous Strain improvement to increase the productivity of fermentation in Penicillin-G production.

II. BENEFITS DERIVED AS A RESULT OF THE ABOVE R&D WORK

1) Pilot plant trial of cyanopyrazine preparation was carried out successfully. Downstream processing for cyanopyrazine was improved with minimum formation of pyrazinamide. A process was developed for the preparation of pyrazinamide from cyanopyrazine.
2) An efficient dispersant, based on terpolymer was developed for cooling water treatment.
3) A corrosion inhibitor cum dispersant for cooling water treatment was developed.
4) A trial with the in-house developed filter aid was carried out, which showed 20 per cent improvement in the filtration of gypsum.
5) An electrochemical process was developed for ene-chlorination of cephalexin intermediate at the laboratory level.
6) A process was developed for the preparation of L-Carnitine (100 per cent EE) in the laboratory.
7) The preparation of xanthan gum by fermentation process was scaled up.
8) A microbial process was developed for the treatment of waste water of methylpyrazine process.
9) Simulation study of propylene oxide distillation column was carried out.
10) Cost effective process was developed for certain Active Pharmaceutical Ingredients (API) & Intermediates.
11) Commercialisation of two off patent APIs undertaken.

III. FUTURE PLAN OF ACTION

Efforts will be continued on speciality products and process-related technologies.

IV. Expenditure for the year April 2001 – March 2002 on Research and Development

		(Rupees in lacs)
a.	Capital expenditure	17.88
b.	Revenue expenditure	457.35
c.	Total	475.23
d.	Total R & D expenditure as a Percentage of total turnover	0.31 per cent

TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

	Technology imported	Year of import	Has technology been fully absorbed	Benefit derived
1.	Modernisation of Reformer and Convection section of Ammonia plant.	1998	Yes	Reliability Improvement
2.	Dual activated Dual pressure Glycine based CO_2 removal System for Ammonia plant.	1998	Yes	Pollution Control
3.	New strain from M/s PanLab, Taiwan for the production of Penicillin-G.	2000	Yes	Productivity enhancement

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

REVIEW OF ECONOMY:

As per the Economic Survey 2001-02 the GDP growth for the year is about 5.4 per cent as against 4 per cent in 2000-01. This is despite the constraints caused by several unfavourable domestic and external developments.

The monsoon has been good for the 13th year in a row. The agriculture and allied sector is expected to grow at 5.7 per cent in 2001-02 as against a negative growth rate of 0.2 per cent recorded in 2000-01.

As per the Index of industrial production, the slowdown in industrial growth witnessed in 2000-01 continued with greater magnitude in 2001-02. The growth rate for manufacturing was only 2.4 per cent. But the silver-lining is that foreign exchange reserves continue to swell at over record USD 50 billion.

The Government's mantra this year is pump-priming of the economy even at the risk of mounting fiscal deficit by boosting investment in infrastructure and social sectors to reverse the economic slowdown.

INDUSTRY STRUCTURE & DEVELOPMENT- FERTILISER INDUSTRY

Agriculture, which continues to remain a very significant part of our economy, contributes nearly 25 per cent of the country's GDP and provides economic livelihood to more than half of the total population. A few decades ago, our country was dependent on foreign supplies and aid to meet its demand for staple foodgrains. This situation, however, has undergone a change. Today, there is adequate foodgrain production and the country is able to export some of its surplus.

Chemical fertilisers have contributed significantly to the growth of agriculture in India. Besides making fertiliser available through increased production and operating a vast distribution network, the industry has played a prominent role in promoting fertiliser use and educating farmers on balanced and efficient use of fertilisers.

The total consumption of plant nutrients has increased from 12.7 million MT per annum in 1991-92 to 19.3 million MT per annum in 2001-02 registering a growth of 4.3 per cent CARG (Compounded Annual Rate of Growth). The growth rate, which used to be of the order of 15-16 per cent by the end of the Fifth Five Year Plan period (1978-79) has come down to just about 4-5 per cent in the recent years.

There are more than 25 large fertiliser players spread over the country in public, private and co-operative sectors. Even though most of the players have an all India presence, their focus is in a particular region. In terms of total quantity of fertilisers marketed our Company is the market leader in south India.

Urea accounts for 80 per cent of Nitrogen demand. The major feedstocks used in our country for the manufacture of Urea are Natural Gas (NG), Naphtha and Fuel oil while nearly 60 per cent capacity is based on NG. Our Urea plant at Tuticorin, Tamil Nadu has a capacity of 512000 MT per annum with Naphtha as raw material.

The fertiliser industry in India is handicapped by significantly higher cost of feedstock. Globally, countries with abundant reserves of natural gas are in an advantageous position to manufacture Urea at competitive rates. As against a price of only USD 1.0 per million BTU in West Asia, the cost of gas to plants in India is USD 2.0 per million BTU at landfall point and about USD 2.5 per million BTU to plants along HBJ pipeline. The cost of naphtha is even higher at USD 6.0 per million BTU.

The Government is contemplating a steep increase in the price of gas by establishing linkage at 100 per cent parity with the import price of a basket of internationally traded fuel oils. Already, the Government of India has indicated that the price currently charged is 'provisional'.

The major phosphatic fertiliser is Di-Ammonium Phosphate (DAP) and there are also many formulations of complex fertilisers used in different parts of the country depending upon the nutrient requirement. Some of the DAP/ Complex manufacturing units have captive phosphoric acid (PA) facility while others depend on imported sources. Our Company has a DAP plant of 278800 MT per annum of P_2O_5 facility supported by a Phos Acid plant, which meets 20 per cent of the requirement and the remaining is met through imports. The international prices of DAP and PA often dictate the viability of domestic manufacture of DAP based on imported PA. Our Company has set up a 224000 MT Phos Acid plant in Jordan to ensure the availability of this key input at competitive prices to our phosphatic complex at Tuticorin.

The Government is yet to announce the fertiliser pricing policy for the VII and VIII pricing periods as indicated earlier. The Group of Ministers appointed by the Government have finalised the broad policy parameters which are essential to work out unitwise retention price.

In the meanwhile, the Government with the view to contain the fiscal deficits has resorted to recovery of fertiliser subsidy from the Urea manufacturing units on retrospective basis from November 2001. The Government has justified the recovery by implementing a few of the pricing parameters and announcing an adhoc /interim retention price. The revised unitwise retention price based on the new policy parameters, is being computed by FICC for each of the 32 Urea units in the country and the exercise is expected to be completed by September 2002. Accordingly, the recoveries already made will be adjusted by the Government.

With effect from 1 September 2001, the Government has completely withdrawn the Mandatory Jute Packaging Order. This will give the much needed freedom to the industry.

There have been problems in implementation of the Government scheme of concession support to Phosphatic and Potassic fertilisers. These include amongst others, delays in notification of rates of concession, - 'base' rate as well as 'final' rate,fixation of the base rate at significantly lower level than the final rate, low/inadequate rate of 'on account' payment i.e., 80 per cent of the base rate, and delays in certification of sales by some state governments.

The removal of quantitative restrictions (QRs) on imports as per our commitments under WTO, will have a significant impact on farmers on the one hand and suppliers of agricultural inputs including the fertiliser industry on the other. In the context of Urea, however, the special dispensation of imports only through designated state trading enterprises (STEs) has helped in regulating the quantum of imports.

INDUSTRY STRUCTURE & DEVELOPMENT-PHARMA INDUSTRY

The pharmaceutical industry in India, being highly fragmented, has a wide range of over 100000 drugs, (which includes vitamins, antacid & anti-ulcerants, anti-diabetic, cough & respiratory remedies, antibiotics, anti-bacterials, cardio-vascular drugs, anti inflammatory etc). Nearly 80 per cent of the manufacturers have sales less than Rs. 100 crores per annum. The top ten companies in the industry control around 30 per cent of the market.

Even as the global economic slowdown had all industrial sectors gasping for air during 2001, the Indian pharmaceutical sector shone in the pink of health. Even as new drug policy continued to remain elusive throughout 2001, the over Rs. 230 billion industry, catering to the world's fifth largest market, sought to consolidate and grow through mergers and acquisitions, of brands and companies, and expansion abroad.

McKinsey's report on the Indian pharmaceutical industry states that it can grow from a USD 5.5 billion in 2000 to a USD 25 billion sector by 2010 by expanding the base through higher value initiatives and pursuing aggressive new horizons focused on innovation and research.

With two Indian Pharma research Institutes figuring in the United States National Institute of Health's list of ten research institutions chosen worldwide to supply embryonic stem cells to American researchers, India has taken a giant stride in this area.

The Indian pharmaceutical industry supplies essential drugs to consumers at much lower prices than any of its counterparts in the world. *This is particularly significant in a country where availability of* inexpensive medicines is crucial to the healthcare of the masses.

The R & D function among the Indian pharma companies is still at a very nascent stage. Even well entrenched players allocate as low as 2.5 per cent of their total turnover to R & D. This fares poorly with multi-national pharma companies whose R & D allocations are as large as 15 to 20 per cent of their total turnover.

OPPORTUNITIES & THREATS - FERTILISER INDUSTRY

Under the liberalised QR (quantitative restrictions) free WTO compatible regime, the agricultural sector in India as well as the suppliers of inputs to agriculture including the fertiliser industry, will have to make concerted efforts to brace up to the challenge of competition both in the domestic as well as in the international market.

In this era of globalisation and competitiveness, attention is now shifting from production per se to value added products and services. The industry will have to take more initiative aimed at providing better feedback and technical know-how to the farmers. Some of the key areas are: Water Management, Agro-Forestry, Post-harvest Management of Produce, Information Technology for Agriculture Development, Bio-technology, Soil Nutrient Mining, Timely Weather Forecasts to minimise the risks of cropping decisions. Members of the fertiliser industry are actively involved in working closely with the farmers in many of the areas mentioned above.

The tightening of various parameters of pricing including re-assessment of production capacity on the one hand and significant disallowances under various cost heads on the other, has affected the viability of the majority of manufacturing units. Any further tightening of the policy parameters and that too with retrospective effect leading to heavy recoveries, will impart a serious blow to the industry.

Availability of feedstock for fertiliser production is posing a limitation not only in expansion of capacity but even in optimum utilisation of existing capacity. Imported gas as LNG (Liquefied Natural Gas) is one option as feedstock, but its cost advantage over naphtha has to be examined in detail. Moreover, use of LNG involves long term commitment in the form of take or pay sale-purchase agreement with LNG suppliers. Uncertain policy environment for fertiliser sector prohibits the fertiliser manufacturers to sign such agreements.

The PSU disinvestments and the likely exit of some corporates from fertiliser business for strategic reasons provide opportunities to other players to grow through mergers and acquisitions.

OPPORTUNITIES & THREATS - PHARMA INDUSTRY

Indian pharma companies have a unique cost advantage that *facilitates the production of drugs at 1/20th of the cost incurred in* other developed economies. The key ingredient - the cost of manpower - is unthinkably low, enabling the low cost manufacture of drugs. This could be extended to research function, which is again, manpower intensive.

In the area of clinical development, the 'D' of R & D, offers more near term opportunities, due to the availability of large patient populations for many major diseases and well run hospitals in major cities that can adopt GCP standards that meet the US FDA requirements. Leading western Clinical Research Organizations (CROs) are setting up shop in India.

Along with contract research, this opportunity will ensure that Indian companies will be able to leverage their research and manufacturing capabilities. The big global pharmaceutical companies have found that it pays to outsource manufacturing and focus their own resources on research and marketing and their outsourcing bill amounts to a staggering USD 75 billion. Major pharmaceutical companies world-wide have moved towards aggressive outsourcing through long term strategic alliances.

The overall perception among pharma pundits is that bulk drug manufacturing will continue to migrate from Western Europe and the US to India and China due to their inherent advantages, such as low-cost manufacturing, easy availability of qualified workforce and environment laws that favour investment in these two countries.

Our Company has initiated such contract manufacturing activities for some of the pharma majors and are also in discussion with others.

Formulations with a new delivery system are highly technology intensive. In the years to come, this technological component is certainly going to be the driving force in the pharmaceutical industry.

Once health insurance comes in a big way, per capita consumption would go up substantially. Insurance can raise the per capita consumption from USD 3 to USD 5 in next three years which would result in a 20 per cent annual growth for the pharma sector.

There is a lot of potential for joint ventures in the CIS countries. Imports account for 90 per cent of consumption in CIS countries.

From the year 2005, our country will have to start conforming to WTO-administered Trade Related Intellectual Property Rights (TRIPs) agreement which requires members to protect patents for 20 years.

The patent protection will be granted to all products. This will not allow pharma firms to formulate drugs which are under patent. The options are to have one's own R & D and sell the products developed or pay royalty to the companies which are the original patent holders for production. If one takes the second approach, there will be a host of players willing to do the same thing and pharma companies cannot expect any exclusivity rights. Most of the pharma majors are well prepared as they have invested heavily into R & D. Smaller companies could either be taken over or they could become the sourcing base for the larger firms. In fact, the process has already commenced.

OUTLOOK : FERTILISER INDUSTRY

The following are the highlights of the emerging scenario:

- Existing Retention Pricing Scheme to be replaced with Group Pricing Norms.
- Uncertainty exists over viability of LNG as alternative.
- Tightness in domestic gas supply may force gas based plants to shift to Naphtha / LNG.
- Phased deregulation of Urea and consequent gradual increase in Urea prices to reduce the subsidy burden as envisaged in the draft Long Term Fertiliser Policy.
- Removal of Distribution controls for Urea is likely to redefine market territories of various players.
- PSU Disinvestment Programme and the likely exit of some private players would result in realignment and dominance by some existing players.
- *Differential concession in Phosphatics to be resolved.*

The Policy environment for the fertiliser sector should facilitate investment in modernisation of old plants for improvement in their 'reliability' and 'efficiency'.

The Union Budget 2002-03 emphasises that the industry should reorient its promotional activities and extension work to meet the requirements of emerging competitive scenario. Fertiliser companies will have to (a) promote all agri-inputs under one roof (b) undertake soil testing programmes on extensive scale and prescribe soil specific input requirements (c) provide information of weather conditions (d) disseminate knowledge on scientific cultivation and (e) assist in credit availability. Also farmers will have to be helped in the areas of scientific storage of produce and information on output prices.

Our Company with a network of agro service centres is providing a wide range of services to the farming community. During the last 25 years we have covered more than 3000 villages. Our farm magazine "SPIC Pannai Cheithi Malar" with more than 10000 subscribers provides a unique linkage with the farmers.

Our fertiliser marketing network comprising of nearly 300 warehouses and about 4000 dealers is the vehicle which can deliver more than 2.0 million tonnes of various fertilisers and other agri inputs. There is a tremendous opportunity to exploit this network to address the vast rural market.

There is an urgent need for developing important non-food grain sectors like horticulture, floriculture and sericulture.

Currently, under the WTO, Urea is an 'unbound' item. This offers us the flexibility of raising the duty on import of Urea from the existing 5 per cent to the desired level. If under the new round of negotiations on industrial tariffs, we are required to declare a bound rate, it should be at a reasonably high level.

In the phosphatic sector, the current level of import duty is 5 per cent which is also the bound rate under the WTO. Eventhough, at present, protection to domestic industry is available by way of higher concession on indigenous DAP than on imported DAP, the issue of increasing the bound rate needs to be taken up with the WTO.

In the recent Export Import Policy, the Government had allowed import of a number of sensitive items including wheat, rice, maize and urea, only through designated state trading enterprises, which are required to effect imports on commercial considerations. However, in the medium to long term, we will have to gear up to face a situation of unrestricted imports without any ceiling.

OUTLOOK : PHARMA INDUSTRY

The sector is faced with a mammoth challenge of providing health care to the second most populous country of the world. The industry is poised for more consolidations and mergers in the years to come.

While India is very strong in process chemistry, biology and applied biochemistry, it will require government-academia-private sector initiatives as well as enormous investments to become a serious player. But the start in the short five years or so has been quite encouraging, and the outlook is very bright indeed, given the very talented and highly educated workforce and the increasing preference of global companies to operate from India.

With the introduction of new, strict patent laws in 2005, the Indian pharma industry will no longer be able to take advantage of the reverse engineering that has been its strength. The Exclusive Marketing Rights (EMR) mechanism is being implemented and should make some significant Intellectual Property (IP) protection available even sooner.

Over the next three years many Indian companies are going to file the Abbreviated New Drug Application (ANDAs) for those major products that go off patent. Indian pharmaceutical companies are now experienced and bold enough to accept the inevitable patent battles with innovator companies. A few leading Indian Pharma companies have acquired manufacturing facilities in developed countries, and have a prominent presence in many smaller countries to sell branded generics. This is a major shift from the earlier emphasis on Russia, Africa and such less developed markets. The resulting rapid cashflow growth should accelerate Indian pharmaceutical companies' global expansion, as well as the necessary investments in R & D.

Going by these trends, the signals are very clear in the industry. Companies in India could either be research outfits for MNCs or would become powerful players in niche segments with unmatchable price competitiveness. Contract Research (CR) is already in vogue in India.

The year 2001 saw the world wake up to the Indian pharmaceutical industry. While the industry's demands of price deregulation, import concessions and stringent control on spurious brands have yet to be redressed, it hopes to be a major force to reckon with in the global arena.

RISKS & CONCERNS THE MANAGEMENT PERCEIVE

For a fertiliser company the significant risk factors of immediate concern are the monsoons, revival of the economy and agricultural income.

As India is one of the largest producers/consumers of fertilisers, there is an urgent need to have a Long Term Fertiliser Policy that will address all the stakeholders of the industry. The policy should address the existing manufacturing base which nearly meets 100 per cent of nitrogenous fertiliser requirement and more than 90 per cent of phosphatic fertiliser requirement.

Availability and competitiveness of feedstocks to meet the threats posed by temporary cheap imports is another issue of concern. Any move by the Government to resort to large scale imports will dramatically change the viability scenario of the domestic industry.

Non availability of port based infrastructure to import feedstocks need to be addressed by the Government on top priority.

In Pharmaceuticals our volumes and market share in the therapeutic areas, where we are present, is small and has to increase to a considerable level. Our foray into the chronic therapy areas like tuberculostatics, cholesterol reducers, cardiac and hypotensive drugs will enhance our image as a health care company. All these efforts call for investments in R & D and marketing.

There has been continuous competition from Chinese pharma industry. New capacities and expansion of existing manufacturers may lead into surplus supply position of Penicillin-G in the global market.

INTERNAL CONTROL SYSTEMS AND THEIR ADEQUACY

The Company has an adequate and satisfactory independent internal control system in place duly supported by an Internal Audit Department. The Internal Audit Department is staffed with qualified and experienced personnel, who take up the review on a regular basis of all controls at different locations of the Company. An Audit Committee of Directors, comprising wholly of independent, non-executive Directors, reviews the Company's financial and risk management policies.

DISCUSSION ON FINANCIAL PERFORMANCE WITH RESPECT TO OPERATIONAL PERFORMANCE

During the year following Accounting standards have been made applicable and the Company has complied with the same.

AS - 17	Segment Reporting
AS - 18	Related Party Disclosures
AS - 20	Earning per Share
AS - 21	Consolidated Financial Statement

Regarding AS - 22 (Accounting for Taxes & Income), no provision has been made in these accounts for the accumulated net deferred tax liability upto 31 March 2001 amounting to Rs. 11389 lacs as an interim stay of clause 33 of Accounting Standard 22 has been obtained from the Madras High Court. Clause 33 of the above standard provides that the net deferred tax liability accumulated up to 31 March 2001 should be provided for, with a corresponding charge to revenue reserves.

Due to losses in the current year, the accumulated net deferred tax liability as on 31 March 2002 is lower than that as on 31 March 2001. Since no provision has been made for such deferred tax liability upto 31 March 2001 as stated above, no recognition of deferred tax asset of Rs. 6688 lacs has been made for the current year in these accounts.

The deferred tax liability upto 31 March 2001 and 31 March 2002 is as follows:

(Rupees in lacs)

	As at 31 March 2002	As at 31 March 2001
Depreciation	9995	8311
Subsidy	12172	16454
Others	361	496
Deferred tax liability	**22528**	**25261**
Provision for doubtful debts	267	237
Carry forward business losses	2501	1843
Unabsorbed depreciation	14817	11369
Others	242	423
Deferred tax asset	**17827**	**13872**
Net deferred tax liability	4701	11389

The following statements cover Financial Performance Review which are attached to this report.

a) Financial Summary

b) Segment Performance.

FINANCIAL SUMMARY

The summarised Profit and Loss Account of the Company is as follows:

(Rupees in lacs)

For the Year ended 31 March	2002	2001
Sales and Services	170064	219529
Other Income	2134	9820
Total Income (A)	**172198**	**229349**
Purchases	18656	32767
Manufacturing and other expenses	150418	168808
Interest	20236	21447
Depreciation	4438	4740
Total Expenditure (B)	**193749**	**227762**
Profit before Taxation (A-B)	**(21551)**	**1587**
Provision for Taxation	--	--
PROFIT AFTER TAXATION	**(21551)**	**1587**

SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE YEAR ENDED 31 MARCH 2002

(Rs. in lacs)

S. No.	Particulars	Quarter ended 31 March 2002	Year ended 31 March 2002
A	**SEGMENT REVENUE**		
	a) AGRO INPUTS	29606.87	139573.64
	b) BULK DRUGS & FORMULATIONS	2656.98	11107.29
	c) OTHERS	17674.63	20305.32
	TOTAL	**49938.48**	**170986.25**
	LESS : INTER SEGMENT SALES	1.75	3.83
	NET SALES/INCOME FROM OPERATIONS	**49936.73**	**170982.42**
B	**SEGMENT RESULTS**		
	PROFIT / (LOSS) (BEFORE TAX AND INTEREST) FROM EACH SEGMENT		
	a) AGRO INPUTS	(2856.04)	9815.67
	b) BULK DRUGS & FORMULATIONS	(762.54)	351.52
	c) OTHERS	(2973.12)	(3182.53)
	TOTAL	**(6591.70)**	**6984.66**
	LESS:		
i)	INTEREST	4210.07	20235.96
ii)	OTHER UNALLOCABLE EXPENDITURE NET 0F UNALLOCABLE INCOME	1071.59	8299.50
	TOTAL LOSS BEFORE TAX	**(11873.36)**	**(21550.80)**
C	**CAPITAL EMPLOYED** (SEGMENT ASSETS - SEGMENT LIABILITIES)		
a)	AGRO INPUTS	84960.30	84960.30
b)	BULK DRUGS & FORMULATIONS	17981.83	17981.83
c)	OTHERS	9035.92	9035.92
	TOTAL	**111978.05**	**111978.05**

Note: Segment Capital Employed does not include unallocated Corporate net assets (including investments of Rs.39401.75 lacs).

MATERIAL DEVELOPMENTS IN HUMAN RESOURCES, INDUSTRIAL RELATIONS FRONT

The Company considers the Human Resources as its most important asset and constantly endeavours to retain, nurture and groom talent to meet the current and future needs of the business. The Company currently has 2778 employees. The Company strongly believes in development of employees through training. Industrial Relations at the plants are cordial.

CAUTION

The report is based on the experience and information available to the Company in its businesses and assumptions in regard to domestic and global economic conditions, Government and regulatory policies. The performance of the Company is dependent on these factors . It may be materially influenced by the remote environment changes therein beyond the Company's control, affecting the views expressed in or perceived from this report.

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.

Statement showing the particulars of Employees of the Company, as required under Section 217 (2A) of the Companies Act,1956, read with the Companies (Particulars of Employees) Rules, 1975 and forming part of the report of the Board of Directors for the year ended 31 March 2002.

Name	Designation and Nature of Duties	Age	Qualification	Experience	Last Employment	Date of Commencement of Employment	Gross Remuneration (Rupees)
Thiruvalargal							
Muthiah, Dr A C	Chairman	61	B.E.(Mech), Management Studies, University of Detroit, USA	32	Executive Vice-President. (Admn & Personnel)	1 October 1983	2985840
Sundaravadivelu, Dr P R	Vice Chairman	65	B.E.(Hons), Ph.D.	39	Senior Maintenance Engineer, Caltex Oil Refining (India) Ltd.	1 July 1971	2464209
Babu K Verghese **	Dy Managing Director	58	B.Tech.(Chem).	34	Managing Director, Indo-Jordan Chemicals Company Ltd..	1 October 2001	1420810
Santhanakrishnan, A	Whole Time Director & Secretary	63	M.Com., B.L., G.D.C.S., A.C.S.	40	Assistant Manager, EID Parry (India) Ltd.	21 October 1971	2804394
Thirunavukkarasu, M G	Finance Director	53	B.Com., A.C.A., A.I.C.W.A.,A.C.S.	31	Director, UB Petroproducts Ltd.	27 December 1995	2412063

The nature of employment in all cases is contractual.

** Part of the period only

Gross remuneration excludes terminal benefits and the contribution to gratuity and superannuation funds made during the period as the contribution has been made covering all the employees to approved gratuity and superannuation funds, based on actuarial valuation.

None of the above employees is related to any of the Directors of the Company, except Dr A C Muthiah, who is related to Thiru Ashwin C Muthiah, Vice Chairman of the Company.

CORPORATE GOVERNANCE REPORT

1. Company's philosophy on Code of Corporate Governance:

As a responsible corporate citizen, your Company is fully aware that a business run on the principles of fairness, transparency and accountability, aids in fostering a healthy relationship with all its stakeholders viz., shareholders, financial institutions, government, etc.

In its abiding commitment to adopt and follow the best practices of governance, your Company has been pro-active to the recent changes introduced by SEBI and the Stock Exchanges for promoting a responsive and responsible business culture in the country, through the Corporate Governance Code. From its experience, your Company would further endeavour to constantly upgrade management practices to conform to the norms of ideal corporate governance in the years to come.

This Report covers the Corporate Governance practices prevailing in your Company for the financial year ended 31 March 2002.

2. Board of Directors:

As at 31 March 2002, the Board of Directors of the Company comprised of 16 members, as against the maximum strength of 18 members permissible under the Articles of Association. The composition of the Board as on that date was 2 nominees representing Dr M A Chidambaram Group (promoters) [out of a total strength of 4 — the two vacancies were subsequently filled up on 15 April 2002], 4 nominees representing the Tamilnadu Industrial Development Corporation Limited (TIDCO) [promoters and investors in equity], 3 nominees from the All-India Financial Institutions [lenders], 5 Whole-time Directors and 2 Distinguished Professionals.

The Board is responsible for the management of the business and meets regularly for discharging its role and functions. During the financial year, 2001-02 viz., from 1 April 2001 to 31 March 2002, five Board Meetings were held on the following dates i.e., 29 June 2001, 12 July 2001, 23 August 2001, 16 November 2001 and 24 January 2002.

No Director of the Company is a Chairman of more than five Board-Committees or a Member of more than ten Board Committees as stipulated under the Corporate Governance Code.

The details relating to the Board's composition, attendance at Board Meetings/Annual General Meeting, number of other directorships, Board-Committee memberships of the Directors, as at 31 March 2002, are as under:

Sl. No.	Name of the Director, Designation and Category	Attendance at Board Meetings (Held : 5)	Attendance at previous AGM on 23 August 2001	No. of other Directorships (*)	Number of other Board-Committee positions held	
					As Chairman	As Member
	THIRUVALARGAL					
1	Dr A C Muthiah, Chairman (Managing Director) Executive Chairman	5	Yes	9	1	--
2	Ashwin C Muthiah, Vice-Chairman Non-Executive Non-Independent	5	Yes	12	3	3
3	M A Gowrishankar IAS, *TIDCO Nominee* (from 29 June 2001) Non-Executive Independent	1	No	13	--	2
4	M Madhavan Nambiar IAS, *TIDCO Nominee* Non-Executive Independent	2	No	14	--	--
5	R Santhanam IAS, *TIDCO Nominee* Non-Executive Independent	--	No	7	--	--
6	M B Pranesh IAS, *TIDCO Nominee* (from 29 June 2001) Non-Executive Independent	2	No	3	--	--
7	S Venkitaramanan, Non-Executive Non-Independent	5	Yes	9	--	3

Sl. No.	Name of the Director, Designation and Category	Attendance at Board Meetings (Held : 5)	Attendance at previous AGM on 23 August 2001	No. of other Directorships (*)	Number of other Board-Committee positions held	
					As Chairman	As Member
	THIRUVALARGAL					
8	Dr K U Mada, Non-Executive Independent	5	Yes	7	--	6
9	N R Krishnan, Non-Executive Independent	5	Yes	2	--	2
10	Dr P L Sanjeev Reddy, *IDBI Nominee* (from 6 December 2001) Non-Executive Independent	1	Not Applicable	4	--	4
11	R V Gupta, *UTI Nominee* Non-Executive Independent	5	Yes	5	5	3
12	P C Ghosh, *GIC Nominee* (from 29 June 2001) Non-Executive Independent	4	Yes	3	--	1
13	Babu K Verghese, Dy. Managing Director (from 1 October 2001) Executive	2	Yes	--	--	--
14	A Santhanakrishnan, Whole-time Director & Secretary Executive	5	Yes	3	--	--
15	M G Thirunavukkarasu, Finance Director Executive	5	Yes	5	1	1
16	Dr P R Sundaravadivelu, Vice-Chairman (Managing Director) (upto 31 March 2002) Executive	5	Yes	6	2	1
17	V Jagannathan, *GIC Nominee* (upto 29 June 2001) Non-Executive Independent	--	Not Applicable	2	--	--
18	Dr K Govindarajan, Director (upto 24 August 2001) Non-Executive Non-Independent	3	Yes	--	--	--
19	S Stalin, Director (Agro Inputs) (upto 26 July 2001) Executive	2	Not Applicable	1	--	--
20	Jitender Balakrishnan, *IDBI Nominee* (upto 2 August 2001) Non-Executive Independent	1	Not Applicable	4	--	1
21	S Gajendran, *IDBI Nominee* (from 2 August 2001 to 6 December 2001) Non-Executive Independent	2	Yes	3	--	1

Sl. No.	Name of the Director, Designation and Category	Attendance at Board Meetings (Held : 5)	Attendance at previous AGM on 23 August 2001	No. of other Directorships (*)	Number of other Board-Committee positions held	
					As Chairman	As Member
	THIRUVALARGAL					
22	Shaktikanta Das IAS, *TIDCO Nominee* (upto 29 June 2001) Non-Executive Independent	--	Not Applicable	14	--	--
23	N Athimoolam IAS, *TIDCO Nominee* (upto 29 June 2001) Non-Executive Independent	--	Not Applicable	5	--	--

(*) public limited companies

In accordance with the provisions of the Companies Act, two-thirds of the Board of Directors should be subject to retirement by rotation. One-third of the aforesaid Directors shall retire from Office at each Annual General Meeting and qualify for re-appointment.

At the ensuing 32nd Annual General Meeting, Thiru Ashwin C Muthiah (Non-executive Non-independent), Dr K U Mada (Non-executive Independent)) and Thiru Babu K Verghese (Executive) retire by rotation and being eligible offer themselves for re-appointment.

Thiru N R Krishnan (Non-executive Independent) was appointed on 17 March 2001 in the casual vacancy caused by the resignation of Thiru S Govind Swaminadhan. A person so appointed in a casual vacancy shall hold Office only up to the date up to which the original Director himself would have held his Office if he had not vacated. Accordingly, the election of Thiru N R Krishnan as a Director forms part of the Agenda for the ensuing 32nd Annual General Meeting.

Further, Additional Directors appointed by the Board also hold office only upto the date of the immediately ensuing Annual General Meeting of a Company. Accordingly, Thiru S Rajagopal (Non-executive Non-Independent) and Thiru R V Gupta (Non-executive Non-Independent), who were co-opted as Additional Directors at the Board Meeting held on 15 April 2002 and Thiru N Narayanan IAS (TIDCO Nominee - Non-Executive Independent) and Thiru T S Sridhar IAS (TIDCO Nominee - Non-Executive Independent), who were co-opted as Additional Directors at the Board Meeting held on 28 June 2002, continue as Additional Directors up to the ensuing 32nd Annual General Meeting and their election as regular Directors of the Board also forms part of the Agenda for the said Meeting.

The resume in brief/other details of the Directors, whose appointment/re-appointment are for the consideration of the Members in the ensuing 32nd Annual General Meeting, are furnished hereunder:

Thiru Ashwin C Muthiah

Thiru Ashwin C Muthiah, aged 36 years, is a NRI businessman based in Singapore. He has a Bachelors' degree in Commerce and a Masters' degree in Business Administration. He was appointed as a Director on 18 December 1994. His portfolio of investments includes logistics, trading and real estate. He is the son of Dr. A C Muthiah.

Thiru Ashwin C Muthiah holds directorships in the following public companies, namely, Mitsuba SICAL India Ltd., National Trust Housing Finance Ltd., SICAL Yamatake Ltd., SPIC-JEL Engineering Construction Ltd., The SDB CISCO India Ltd., Vopak SICAL Terminal Ltd., PSA SICAL Terminals Ltd., SICAL CWT Distriparks Ltd., South India Corporation (Agencies) Ltd., SICAL Ships India Ltd., SICAL Coeclerici Logistics Ltd., and Tamilnadu Petroproducts Ltd. He is also a Director of Indo-Jordan Chemicals Company Ltd., Jordan (overseas company) and in MAC Spin Foundation, ACM Educational Foundation and ACM Medical Foundation, which are companies incorporated under Section 25 of the Companies Act, 1956.

Thiru Ashwin C Muthiah holds positions in various Board-Committees, namely, as the Chairman of the Management Committees of Southern Petrochemical Industries Corporation Ltd., and South India Corporation (Agencies) Ltd., the Audit Committee of SICAL Ships India Ltd., and the Share & Debenture Committee of SICAL Ships India Ltd., as a Member of the Finance Committee of Southern Petrochemical Industries Corporation Ltd., Audit Committee of South India Corporation (Agencies) Ltd., the Share Transfer & Shareholders'/Investors' Grievance Committees of National Trust Housing Finance Ltd., and Tamilnadu Petroproducts Ltd.

Dr K U Mada

Dr K U Mada, aged 68 years, was appointed as a Director on 29 May 1993. He was formerly, Executive Director of Industrial Development Bank of India.

Dr K U Mada holds directorships in the following companies, namely, Investor Services of India Ltd., SPIC Petrochemicals Ltd., Lupin Ltd., Ispat Metallics India Ltd., Natco Pharma Ltd., Hotel Leelaventure Ltd., and Asian Electronics Ltd.

Dr K U Mada also holds positions in various Board-Committees, namely, as the Chairman of the Audit Committee of Southern Petrochemical Industries Corporation Ltd., and as a Member of the Audit Committees of SPIC Petrochemicals Ltd., Lupin Ltd., Ispat Metallics India Ltd., and Hotel Leelaventure Ltd, and as a Member of the Shareholders' Grievance Committees of Lupin Ltd. and Hotel Leelaventure Ltd.

Thiru Babu K Verghese

Thiru Babu K Verghese, aged 58 years, holds a Bachelor of Technology Degree in Chemical Engineering. He was appointed as a Director on 14 June 2000. He has served the Company and the companies promoted by it in various capacities. Prior to joining the Company as Deputy Managing Director, he was the Deputy Chairman and Managing Director of Indo-Jordan Chemicals Company Ltd., Jordan. He was appointed as Deputy Managing Director of the Company with effect from 1 October 2001 (He was elevated as Managing Director of the Company with effect from 1 April 2002).

Thiru Babu K Verghese is a Director of Indo-Jordan Chemicals Company Ltd., Jordan, Industries Chimiques Du Senegal, Senegal (overseas companies), Matsu Enterprises Pvt. Ltd., and Kandamchira Investments Pvt. Ltd. He is a Member of the Management Committee of Southern Petrochemical Industries Corporation Ltd.

Thiru N R Krishnan

Thiru N R Krishnan, aged 64 years, was a Member of the Indian Administrative Service. He was appointed as a Director on 17 March 2001 in the casual vacancy caused by the resignation of Thiru S Govind Swaminadhan. He was formerly the Secretary in the Ministry of Fertilisers, Government of India, New Delhi.

Thiru N R Krishnan is a Director of Tamilnadu Road Development Company Ltd., and Gujarat State Fertiliser Company Ltd., and holds positions in various Board-Committees, namely, as the Chairman of the Shareholders'/Investors' Grievance Committee of Southern Petrochemical Industries Corporation Ltd., and as a Member of the Audit Committees of Southern Petrochemical Industries Corporation Ltd., and Gujarat State Fertiliser Company Ltd.

Thiru S Rajagopal

Thiru S Rajagopal, aged 62 years, is a qualified banker. He was appointed as a Director on 15 April 2002. He has vast experience in the Banking industry and has held offices as the Chairman and Managing Director of Bank of India and Indian Bank and also as the Managing Director of State Bank of Indore.

Thiru S Rajagopal is a Director of SREI International Securities Ltd.

Thiru R V Gupta

Thiru R V Gupta, aged 64 years, was a Member of the Indian Administrative Service. He has served the Central Government in various capacities. He was also the nominee Director of the Unit Trust of India on the Company's Board from 27 April 1998 to 15 April 2002. Considering his outstanding contribution during his tenure as a Nominee Director, Thiru R V Gupta was co-opted as an Additional Director of the Board at the Meeting held on 15 April 2002.

Thiru R V Gupta is a Director of Goodyear India Ltd., Delhi Safe Deposit Company Ltd., DCM Precision Engineering Ltd., Mahanagar Telephone Nigam Ltd. and Steel Authority of India Ltd. He is also the Chairman of Ambit Corporate Finance Pvt. Ltd., PKF Pvt. Ltd., and a Director of GW Capital Pvt. Ltd.

Thiru R V Gupta holds positions in various Board-Committees, namely, as the Chairman of the Audit Committee of Goodyear India Ltd., Mahanagar Telephone Nigam Ltd., Steel Authority of India Ltd., DCM Precision Engineering Ltd., and the Shareholders' Grievance Committee of Steel Authority of India Ltd., and as a Member of the Shareholders' Grievance Committee of Goodyear India Ltd., the Remuneration Committee of Goodyear India Ltd., and DCM Precision Engineering Ltd.

Thiru N Narayanan, IAS

Thiru N Narayanan, IAS, aged 54 years, is a Member of the Indian Administrative Service. He is one of the nominees of TIDCO. He is presently the Secretary, Finance Department, Government of Tamilnadu. He was appointed as a Director on 28 June 2002 in the place of Thiru R Santhanam, IAS.

Thiru N Narayanan, IAS, holds directorships in the following public companies namely, Tamilnadu Industrial Development Corporation Ltd., Tamilnadu Urban Infrastructure Trustee Company Ltd., Tamilnadu Urban Infrastructure Financial Services Ltd., Tamilnadu State Marketing Corporation Ltd., Tamilnadu Spirit Corporation Ltd., Tamilnadu Newsprint and Papers Ltd., and New Tirupur Area Development Corporation Ltd.

Thiru N Narayanan, IAS, is also a Member of the Audit Committee of Southern Petrochemical Industries Corporation Ltd.

Thiru T S Sridhar, IAS

Thiru T S Sridhar, IAS, aged 47 years, is a Member of the Indian Administrative Service. He is one of the nominees of TIDCO. He is presently the Secretary, Department of Agriculture, Government of Tamilnadu. He was appointed as a Director on 28 June 2002 in the place of Thiru M B Pranesh, IAS.

Thiru T S Sridhar, IAS, holds directorships in the following public companies namely, Madras Fertilizers Ltd., Tamilnadu Civil Supplies Corporation and National Bank for Agricultural and Rural Development (NABARD).

3. Audit Committee:

The Company has an Audit Committee of the Board of Directors, functioning since the year 1986. In accordance with the guidelines set out in the Listing Agreement with the Stock Exchanges read with Section 292A of the Companies Act, 1956, the Audit Committee was reconstituted in March 2001, with redefined scope and responsibilities.

The terms of reference of the Audit Committee, in brief, are as under:

a) To oversee the Company's financial reporting process;

b) To review the adequacy of the internal control systems;

c) To review with the Management the annual financial statements before submission to the Board of Directors;

d) To review the adequacy of the internal audit function, reporting structure coverage and frequency of internal audit;

e) To review the findings of any internal investigations by the internal auditors and report the matter to the Board of Directors;

f) To review the Company's financial and risk management policies; &

g) To discuss with the external Auditors periodically about the nature and scope of Audit.

The Audit Committee met four times during the financial year 2001-02 on the following dates i.e., 17 April 2001, 29 June 2001, 16 November 2001 and 24 January 2002.

The Audit Committee comprises entirely of Independent Non-Executive Directors. The composition and the attendance of each Member at the Committee's Meetings are as follows:

S.No.	Name	Designation	No. of Meetings attended
	Thiruvalargal		
1	Dr.K U Mada	Chairman	4
2	Jitender Balakrishnan (upto 2 August 2001)	Member	--
3	S Gajendran (from 2 August 2001 to 6 December 2001)	Member	1
4	Dr P L Sanjeev Reddy (from 6 December 2001)	Member	1
5	M Madhavan Nambiar, IAS	Member	2
6	R Santhanam, IAS	Member	--
7	N R Krishnan	Member	4

Thiru A Santhanakrishnan, Whole-Director and Secretary, acts as the Secretary of the Audit Committee.

4. Management Committee:

A Management Committee was constituted by the Board of Directors in July 2001 to undertake detailed examination of the several areas of operations of the Company in a Management supervisory role and as a reviewing and analyzing authority in all spheres of activities like finance, marketing, technical, personnel etc., and to report to the Board.

The Management Committee is headed by Thiru Ashwin C Muthiah as the Chairman and comprises of Whole-time Directors (Executive Directors) of the Company.

The Management Committee met nine times during the financial year 2001-02 on the following dates i.e., 12 July 2001, 25 July 2001, 20 August 2001, 28 September 2001, 23 October 2001, 23 November 2001, 29 January 2002, 22 February 2002 and 22 March 2002.

The composition and the attendance of each Member at the Committee's Meetings are as follows:

S.No.	Name	Designation	No. of Meetings attended
	Thiruvalargal		
1	Ashwin C Muthiah	Chairman	9
2	Babu K Verghese	Member	8
3	A Santhanakrishnan	Member/Convener	9
4	M G Thirunavukkarasu	Member	9
5	S Stalin (upto 26 July 2001)	Member	--

5. **Finance Committee:**

A Finance Committee of the Board of Directors is functioning since the year 1994. The said Committee is delegated/empowered by the Board of Directors to borrow term loan/medium term loan/working capital, debentures or inter-corporate deposits, etc., upto the limit specified by the Board, to meet the fund requirements of the Company for normal capital/project expenditure besides working capital purposes.

The Finance Committee meets as and when circumstances warrant. The said Committee met four times during the financial year 2001-02 on the following dates i.e., 2 May 2001, 14 May 2001, 4 June 2001 and 29 October 2001.

The composition and the attendance of each Member at the Committee's Meetings are as follows:

Sl. No.	Name of the Director	Designation	Meetings attended	Category
	Thiruvalargal			
1	Dr A C Muthiah	Chairman	1	Executive
2	Dr P R Sundaravadivelu (upto 31 March 2002)	Member	4	Executive
3	Ashwin C Muthiah	Member	--	Non-Independent Non-Executive
4	M G Thirunavukkarasu	Member	4	Executive

6. **Compensation/Remuneration Committee for Executive Directors:**

Compensation/remuneration for the Executive/Whole-time Directors is fixed by the full body of the Board of Directors. Hence, the Company did not constitute a Remuneration Committee during 2001-02. The remuneration policy presently followed by the Company to fix the remuneration of the Whole-time Directors (Executive Directors) takes into consideration the qualifications and functional experience of the individuals and the prevailing remuneration packages especially in the fertilizer industry.

The details of remuneration paid/payable to the Directors during the financial year, 2001-02 are as under:

Name of the Director	Salary & Perquisites (*) (Rs.)	Special Allowance (Rs.)	Sitting Fees (Rs.)
Thiruvalargal			
Dr A C Muthiah Chairman (Managing Director)	3273340	--	--
Dr P R Sundaravadivelu Vice-Chairman (Managing Director) (upto 31 March 2002)	3437542	--	--
Babu K Verghese Dy Managing Director (from 1 October 2001)	1052810	480000	5000^^
A Santhanakrishnan Whole-time Director & Secretary	1502394	1440000	--
M G Thirunavukkarasu Finance Director	1327063	1200000	--

Name of the Director	Salary & Perquisites (*) (Rs.)	Special Allowance (Rs.)	Sitting Fees (Rs.)
Thiruvalargal			
S Stalin Director (Agro Inputs) (upto 26 July 2001)	1361423	970268	--
Ashwin C Muthiah			25000
Dr K U Mada			45000
N R Krishnan			60000
K Govindarajan			25000
R V Gupta			25000
S Venkitaramanan			25000
S Gajendran#			15000
P C Ghosh#			20000
Dr P L Sanjeev Reddy			10000
M Madhavan Nambiar#			25000
Jitender Balakrishnan#			5000
M A Gowrishankar#			5000
M B Pranesh#			10000

(*) includes Company's contribution to provident/superannuation/gratuity fund and leave encashment.

^^ Sitting fees paid for one Board Meeting attended by the Director as a Non-Whole-time Director.

Sitting fees to the Directors paid directly to the financial institutions which they represent as Nominees on the Board of the Company.

Notes:

1. The appointment of Thiru Babu K Verghese as Dy. Managing Director and payment of remuneration of Rs.15.33 lacs to him for the financial year 2001-02 is subject to shareholders' approval.
2. Details of period of appointment and notice period of the Whole-time Directors are as below:

Name of the Director	Period of Appointment		Notice Period (in months)
	From	To	
Thiruvalargal			
Dr A C Muthiah	1 October 1998	30 September 2003	6
Dr P R Sundaravadivelu	30 August 1998	31 March 2002	6
Babu K Verghese	1 October 2001	30 September 2004	3
A Santhanakrishnan	18 December 1999	30 September 2003	6
M G Thirunavukkarasu	1 July 1998	30 June 2003	6
S Stalin	14 June 2000	13 June 2005	6

3. The components of remuneration as above are fixed.
4. At present, the Company does not have a scheme for grant of stock options either to the Directors or to its employees.
5. The other Directors are not paid any remuneration other than sitting fees paid for attending meetings of the Board/its Committees.

7. Shareholders'/ Investors' Grievance Committee:

A Share and Debenture Committee of the Board of Directors had been functioning since the year 1972. It was reconstituted in March 2001 and named as the "Shareholders'/Investors' Grievance Committee", with redefined terms of reference and responsibilities covering redress of investor complaints besides the share-transfer related functions.

Shareholders'/Investors' Grievance Committee is headed by Thiru N R Krishnan, Non-Executive Independent Director. Thiru A Santhanakrishnan, Whole-time Director & Secretary, is the Compliance Officer. The said Committee met three times during the year, ie., 8 May 2001, 14 August 2001 and 9 January 2002.

To assist and facilitate the functioning of the Shareholders'/Investors' Grievance Committee and for expeditious processing of share transfers, the Board of Directors of the Company have authorised select Whole-time Directors and delegated them with powers, to decide on various issues like transfers/transmission of securities in physical form, change in status of securities holders, confirmation of dematerialization and inter-depository transfers of securities. The delegated authority attended to the various issues as above within 15 days, during the financial year 2001-02, thereby enabling speedy processing/approval of share transfers, transmissions etc., within 5 - 15 days of receipt of their request.

The details of composition and attendance of each Member at the Committee's Meetings are given below :

Sl. No.	Name of the Director	Designation	Meetings attended	Category
	Thiruvalargal			
1	N R Krishnan	Chairman	3	Non-Executive Independent
2	M Madhavan Nambiar, IAS	Member	1	Non-Executive Independent
3	Dr K Govindarajan (up to 24 August 2001)	Member	2	Non-Executive Non-Independent
4	A Santhanakrishnan	Member	3	Executive
5	M G Thirunavukkarasu	Member	3	Executive

During the financial year 2001-02, 47 complaints were received from the investors (40 relating to non-receipt of dividend warrants, 2 relating to non-receipt of share certificates and 5 miscellaneous complaints). All the 47 complaints were replied/redressed to the satisfaction of the investors. The queries and grievances, if any, of the investors are attended/replied/redressed promptly, as and when received.

As on 31 March 2002, the pending queries/grievances were only those in respect of which proceedings are pending before the Court.

There were no share transfers pending registration as at 31 March 2002.

8. General Body Meetings:

The particulars of Annual/Extraordinary General Meetings held during the last three years are as under:

Year	Date & Time	Venue
1998-1999 (AGM)	Monday, 30 August 1999 2.45 P.M.	Kamaraj Arangam 574-A Anna Salai, Teynampet, Chennai - 600 006.
1999-2000 (EGM)	Friday, 24 March 2000 4.35 P.M.	- - do - -
1999-2000 (AGM)	Tuesday, 29 August 2000 2.45 P.M.	- - do - -
2000-2001 (AGM)	Thursday, 23 August 2001 10.00 A.M.	Kamaraj Arangam New No. 492, Anna Salai, Teynampet, Chennai - 600 006.

No resolutions have been put through postal ballot so far.

9. Disclosures:

(a) During the financial year 2001-02, there are no materially significant related party transactions i.e., transactions of the Company of material nature, with its promoters, the Directors, or the management, their subsidiaries or relatives etc., having potential conflict with the interests of the Company at large.

(b) There are no instances of non-compliance by the Company, penalties, strictures imposed on the Company by the Stock Exchanges or SEBI or any Statutory Authority on any matter related to capital markets during the last three years.

(c) There are no pecuniary relationship or transactions of the Non-Executive Directors vis-à-vis the Company during the financial year 2001-02.

10. Means of Communication:

The quarterly, half-yearly and yearly financial results of the Company are forwarded to the Stock Exchanges immediately upon approval by the Board of Directors and are published in leading financial/non-financial newspapers in English and Tamil (regional language). Normally, the results are published in "The Financial Express" (English), "Makkal Kural" (Tamil)/"Daily Thanthi" (Tamil).

Financial results, apart from publication in newspapers, are not sent individually to the shareholders. During the year under review, no presentations were made to the institutional investors or analysts. The financial results and official press releases are displayed on the Company's website, www.spicltd.com.

The Management Decision and Analysis Report forms part of the Annual Report.

11. General Shareholders' Information:

- Date of Annual General Meeting, Time and Venue : 26 August 2002 (Monday) at 3.00 PM at Kamaraj Arangam, New No.492 Anna Salai Teynampet, Chennai – 600 006
- Date of Book Closure : 13 August 2002 to 26 August 2002 (both days inclusive)
- Demat ISIN for NSDL and CDSL : INE 147A01011
- Listing on Stock Exchanges :

The equity shares of the Company are listed on 9 (nine) Stock Exchanges in India. Their names and the respective Stock Code assigned to the Company's scrip are as below:

Name of the Stock Exchange	Stock Code
National Stock Exchange of India Ltd., Mumbai - 400 051.	5251
The Stock Exchange, Mumbai 400 001.	500758
Madras Stock Exchange Ltd., Chennai - 600 001.	SPI
Bangalore Stock Exchange Ltd., Bangalore - 560 027.	SPI
The Stock Exchange, Ahmedabad - 380 015.	00780
The Calcutta Stock Exchange Association Ltd., Kolkata - 700 001.	55
Delhi Stock Exchange Association Ltd., New Delhi - 110 002.	00040
Cochin Stock Exchange Ltd., Cochin - 682 017.	--
The Hyderabad Stock Exchange Ltd., Hyderabad - 500 029.	--

The Company paid the listing fees for the financial year 2001-02 to all the aforesaid Stock Exchanges in time.

The Global Depository Receipts (GDRs) of the Company are listed at Societe de la Bourse de Luxembourg, Luxembourg.

Market/Share Price Data (in Rs. Ps.)

MONTH	Mumbai Stock Exchange		National Stock Exchange	
	HIGH	LOW	HIGH	LOW
April 2001	9.55	7.10	9.45	8.05
May 2001	10.85	7.50	12.70	7.40
June 2001	8.00	7.00	8.05	7.00
July 2001	8.70	6.75	8.80	6.60
Aug 2001	7.70	6.80	7.50	6.75
Sept 2001	7.25	5.55	7.25	5.55
Oct 2001	7.50	6.35	8.25	5.75
Nov 2001	8.40	6.75	7.95	6.90
Dec 2001	7.85	6.20	7.45	6.35
Jan 2002	8.00	6.00	7.10	6.00
Feb 2002	8.25	6.00	8.15	6.10
Mar 2002	8.00	6.05	7.30	6.20

Performance of SPIC's equity shares vis-à-vis the BSE SENSEX:


4000
3500
3000
2500
2000
1500
1000
500
0
12
10
8
6
4
2
0
BSE Sensex
SPIC Share Price (High)
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02

Registrar and Share Transfer Agents:

Physical Mode

Shares Department
"SPIC House"
88 Mount Road, Guindy
Chennai - 600 032.

Tel : 044 - 2350245 Ext.427
Fax : 044 - 2352163
E-Mail : sectrl.dep@spic.co.in
Contact person : Mr Rohit Kumar S Shetty

Demat Mode

Cameo Corporate Services Ltd.
"Subramanian Building"
1 Club House Road
Chennai - 600 002.

Tel : 044 - 8460390/8460495/8460084
Fax : 044 - 8460129
Email : cameo@cameoindia.com

Share Transfer System

Presently, the share transfer documents which are received by the Company in physical form are processed, approved and kept ready for despatch within a period of 5 to 15 days.

Pursuant to SEBI Guidelines, the Company is also offering the facility of transfer-cum-demat to shareholders/investors. Under this system, an option letter is sent to all the transferees indicating the particulars of shares transferred in their name(s) and informing them that if they so desire, they can demat their shares by approaching their respective Depository Participants (DP) with the option letter. DP will take all the necessary steps with regard to demat of shares. In case the transferees do not wish to dematerialize the shares, they need not exercise the demat option. In such a case, the transferees can request the Company to return the share certificates immediately. The Company will however despatch the share certificates after 30 days from the date of the option letter, if no such requests are received from the shareholders.

Distribution of shareholding and shareholding pattern as at 31 March 2002 are as under:

(a) Distribution of Shareholding

Sl. No.	Range	No. of Shares held	Per cent to paid up capital	No. of Members	Per cent to total Members
1	Upto 500	13130453	14.91	83664	87.67
2	501 - 1000	5354854	6.08	6694	7.01
3	1001 - 2000	4472532	5.08	2947	3.09
4	2001 - 3000	2117425	2.40	828	0.87
5	3001 - 4000	1343288	1.53	377	0.40
6	4001 - 5000	1311295	1.49	279	0.29
7	5001 - 10000	2868391	3.26	399	0.42
8	10001 and above	57449462	65.25	242	0.25
	Total	**88047700**	**100.00**	**95430**	**100.00**

(b) Shareholding Pattern

Particulars	Equity Shares Held	Per cent to paid-up capital
Promoters:		
(a) TIDCO	8840000	10.04
(b) Dr MAC Group	17616281	20.01
The Bank of New York as Depository (GDR)	18568150	21.08
Foreign Companies	40000	0.05
Non-resident Individuals	183078	0.21
Mutual Funds	13550	0.02
Foreign Institutional Investors	500900	0.57
Financial Institutions	7518268	8.53
Nationalised Banks	129115	0.15
Public and others	34638358	39.34
Total	**88047700**	**100.00**

Liquidity

The Company's equity shares are regularly traded on the Mumbai and National Stock Exchanges in the compulsory demat segment. Apart from the above Stock Exchanges, the Company's shares are listed on seven other Stock Exchanges all over the Country.

- Outstanding GDRs/ADRs/Warrants or any convertible instruments, conversion date and likely impact on equity. : 3713630 GDRs equivalent to 18568150 equity shares

- Dematerialisation of Shares

  Investors have the option to hold the Company's shares in the dematerialized form through the NSDL and the CDSL.

Status of Physical/Demat Shares

Mode	Shareholders/ Beneficial Owners	Shares	Per cent
Physical	54077	32347043	36.73
Demat	41353	55700657	63.27
Total	**95430**	**88047700**	**100.00**

Plant location

Fertiliser	:	SPIC Nagar, Tuticorin-628005
Pharma	:	(i) Penicillin G Plant Plot No.C/14216, SIPCOT Industrial Complex, Kudikadu Village, Cuddalore - 607005.
		(ii) Formulations Plant Plot No.5, NH-7, Maraimalai Nagar - 603209.
		(iii) Bulk Drugs Plant Plot No.3&4, NH-7, Maraimalai Nagar - 603209.
Biotech	:	(i) Agro Biotech Centre Chitirai Chavadi, Pooluvapatti Post, Siruvani Road, Coimbatore - 641101.
		(ii) Bioproducts Agro Industrial Complex Chettiar Agaram Road, Porur, Chennai - 600116.
		(iii) Seed Conditioning Plant Kelamangalam Road, Mathigiri, Cattle Farm Post, Hosur - 635110, Dharmapuri District
Address for communication	:	Principal Office: "SPIC House", 88 Mount Road, Guindy, Chennai - 600 032. Fax No. : 044 - 2350703/2352163 Email : sectrl.dep@spic.co.in

Financial Calendar for 2002-03
(tentative)

Reporting of results for :		
First Quarter (April-June 2002)	:	By last week of July 2002
Second Quarter (July-September 2002 & for the half year ending 30 September 2002)	:	By last week of October 2002
Third Quarter (October-December 2002)	:	By last week of January 2003
Fourth Quarter (January-March 2003) & for the year ending 31 March 2003	:	By last week of June 2003
Annual General Meeting	:	By end-August 2003
Queries, if any, in respect of the Company's financial statements may be addressed to	:	Thiru M G Thirunavukkarasu, Finance Director

CERTIFICATE

To the Members of Southern Petrochemical Industries Corporation Limited

We have examined the compliance of conditions of Corporate Governance by Southern Petrochemical Industries Corporation Limited for the year ended on 31 March 2002, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and the representation made by the Directors and Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that in respect of investor grievances received during the year ended 31 March 2002, no investor grievances are pending against the Company as per the records maintained by the Company and presented to the Shareholders' / Investors' Grievance Committee of the Company.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For A F FERGUSON & Co.,
Chartered Accountants
A.K.Mahindra
Partner

Place : Chennai
Date : 28 June 2002

AUDITORS' REPORT TO THE MEMBERS OF SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

We have audited the attached balance sheet of Southern Petrochemical Industries Corporation Limited, as at 31 March 2002 and also the profit and loss account of the company for the year ended on that date annexed thereto. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order 1988 issued by the Central Government of India in terms of Section 227 (4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the company, so far as appears from our examination of books;

(c) the balance sheet and the profit and loss account dealt with by this report are in agreement with the books of account;

(d) subject to our comments in paragraph (h) below and read with Note 18 which refers to an interim stay of the operation of Clause 33 of Accounting Standard 22, obtained from the Madras High Court, in our opinion, the profit and loss account and balance sheet comply with the accounting standards referred to in section 211 (3C) of the Companies Act, 1956;

(e) On the basis of written representations received from the directors as on 31 March 2002 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31 March 2002 from being appointed as a director in terms of Section 274 (1) (g) of the Companies Act, 1956;

(f) *As stated in Note 10, an amount of Rs. 53733.01 lacs shown under Loans and Advances representing, Advances against Equity of Rs.15070.64 lacs, Inter Corporate Deposits of Rs. 8052.74 lacs and interest of Rs. 30609.63 lacs accrued on both, has been invested in SPIC Petrochemicals Limited, a project promoted by the Company in 1994-95. The Company is hopeful that no loss will arise out of the above involvement. We are unable to express an opinion in the matter.*

(g) *Note 12 states the non-recognition of the interim downward revision of consumption norms for Urea of Rs. 20188.86 lacs, on which we are unable to express an opinion, pending implementation and quantification of the policy parameters / norms for the VII & VIII Pricing Periods covering from 1 July 1997 onwards.*

(h) *As stated in Note 1 (iii) and Note 6 the Company has been following the accounting policy of capitalizing borrowing costs on advances given to a company promoted by it which is to be adjusted eventually against equity to be issued by that company. Consequent to the Accounting Standard – 16 Borrowing Costs, which has been made mandatory with effect from 1 April 2000 such borrowing costs cannot be capitalised. During the year interest of Rs. 4846.86 lacs (previous year Rs. 5726.45 lacs) has been capitalised as part of the carrying amount of such advances. Had the Accounting Standard been followed and such interest not been capitalised but charged to the profit and loss account the interest and financial charges and loss for the year would have been higher to that extent, and loans and advances and general reserve would have been lower by Rs. 10573.31 lacs.*

(i) *We further report that without considering items mentioned in (f) and (g) above, the effect of which could not be determined had the observations made by us in paragraph (h) above been considered the loss for the year would have been Rs. 26397.66 lacs (as against the reported figure of Rs. 21550.80 lacs), interest and financial charges would have been Rs. 25082.82 lacs (as against the reported figure of Rs. 20235.96 lacs), loans and advances would have been Rs. 142899.59 lacs (as against the reported figure of Rs. 153472.90 lacs) and general reserve would have been in the negative by Rs. 5587.95 lacs (as against the reported figure of Rs. 4985.36 lacs).*

(j) Subject to our comments in paragraph (f), (g), (h) and (i) above, in our opinion and to the best of our information and according to the explanations given to us, the accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the balance sheet, of the state of affairs of the Company as at 31 March 2002; and

(ii) in the case of the profit and loss account of the loss for the year ended on that date.

For A F FERGUSON & Co.,
Chartered Accountants

Place : Chennai
Date : 28 June 2002

A K Mahindra
Partner

Annexure referred to in paragraph 3 of the report of even date of the Auditors to the Members of Southern Petrochemical Industries Corporation Limited on the Accounts for the year ended 31 March 2002.

1. The Company has maintained proper records, showing full particulars including quantitative details and situation of fixed assets. The Company has a programme of physical verification of its fixed assets, over a period of three years. In accordance with this programme, certain fixed assets have been physically verified by the management during the year and no serious discrepancies have been noticed on such verification. In our opinion, the frequency of verification is reasonable having regard to the size of the Company and the nature of the assets.

2. None of the fixed assets has been revalued during the year.

3. The stocks of finished goods, stores, spare parts and raw materials have been physically verified by the management during the year. In our opinion, the frequency of verification is reasonable. In the case of stocks lying with third parties, certificates for such stocks have been obtained from most of the parties.

4. The procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

5. The discrepancies noticed on verification of inventories as compared to the book records were not material.

6. In our opinion, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the previous year.

7. The Company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, where the rates of interest and other terms and conditions of such loans are *prima facie* prejudicial to the interest of the Company. In terms of Section 370(6) of the Companies Act, 1956, provisions of the Section are not applicable to a Company on or after 31 October 1998.

8. The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, where the rates of interest and other terms and conditions of such loans are *prima facie* prejudicial to the interest of the Company. In terms of Section 370(6) of the Companies Act, 1956, provisions of the Section are not applicable to a Company on or after 31 October 1998.

9. As explained to us, in the case of parties to whom loans and advances in the nature of loans have been given by the company, certain loans and advances have no stipulations as to the repayment of principal or payment of interest. Where stipulations have been made, parties are repaying the principal amounts and interest, where applicable, as stipulated.

10. In our opinion and according to the information and explanations given to us and having regard to the explanations that some of the items purchased/sold are of a special nature and for which comparative quotations/prices are not available, there are adequate internal control procedures, commensurate with the size of the Company and the nature of its business with regard to purchase of stores, raw materials including components, plant and machinery, equipment and other assets and for the sale of goods.

11. According to the information and explanations given to us and having regard to our comments in para 10 above, where transactions have been made with different parties, the transactions of purchase of goods and material and sale of goods, material and services, made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50000 or more in respect of each party, have been made at prices which are reasonable, having regard to the prevailing market prices of such goods, material or services as available with the Company or the prices at which transactions for similar goods or services have been made with other parties.

12. As explained to us, the Company has a regular procedure for the determination of unserviceable or damaged stores, raw materials and finished goods and adequate provision has been made in the accounts. In respect of goods traded, adequate provision has been made in the accounts for goods found damaged during the physical verification of inventories.

13. In respect of deposits accepted from the public, the Company has complied with the provisions of Section 58-A of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975.

14. As explained to us, the Company is maintaining reasonable records for the sale and disposal of realisable by-products and scrap.

15. In our opinion, the Company has an adequate internal audit system, commensurate with the size and the nature of its business.

16. We have broadly reviewed the books of accounts maintained by the Company, pursuant to the rules prescribed by the Central Government for the maintenance of cost records under Section 209 (1)(d) of the Companies Act, 1956, in respect of the manufacture of fertilisers, sulphuric acid, Penicillin-G, bulk drugs and formulations and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the records with a view to satisfy ourselves that the records are complete and correct. We have been informed that the Central Government has not prescribed the maintenance of the cost records in respect of other products.

17. According to the records of the Company, Provident fund and Employees' State Insurance dues have been regularly deposited during the year with the appropriate authorities.

18. Accoding to the information and explanations given to us, there are no material undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty which are outstanding as on 31 March 2002, for a period of more than six months from the date they became payable.

19. On the basis of examination of books of account carried out by us in accordance with the generally accepted auditing practices and according to the information and explanations given to us, no personal expenses of employees or directors have been charged to the profit and loss account, other than those payable under contractual obligations or in accordance with the generally accepted business practice.

20. The Company is not a sick industrial company within the meaning of clause (o) of sub section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

21. With regard to service activities of the Company, in our opinion,

(i) the Company has a reasonable system of recording receipts, issues and the consumption of material and stores and allocating materials consumed to the relative jobs, commensurate with its size and nature of its business;

(ii) the Company has a reasonable system of allocating man-hours utilised to the relative jobs, commensurate with its size and nature of its business;

(iii) there is a reasonable system of authorisation at proper levels and an adequate system of internal control, commensurate with the size of the Company and the nature of its business, on issue of stores and allocation of stores and labour to jobs.

For A F FERGUSON & CO.,
Chartered Accountants

Place : Chennai
Date : 28 June 2002

A.K. Mahindra
Partner

BALANCE SHEET AS AT 31 MARCH 2002

(Rupees in lacs)

	Schedule		As at 31 March 2002		As at 31 March 2001
SOURCES OF FUNDS					
Shareholders' funds:					
Share capital	1	**10054.77**		12554.77	
Reserves and Surplus	2	**76683.89**		103307.23	
			86738.66		115862.00
Loan funds:					
Secured	3	**153097.04**		152131:75	
Unsecured	4	**67921.58**		69632.00	
			221018.62		221763.75
TOTAL			**307757.28**		337625.75
APPLICATION OF FUNDS					
Fixed assets:	5				
Gross block			**228148.12**		227842.60
Less : Depreciation			**119978.38**		111805.47
Net block			**108169.74**		116037.13
Capital work-in-progress and advance against capital expenditure			**15889.81**		15650.27
			124059.55		131687.40
Investments	6		**39401.75**		43870.09
Current assets, loans and advances:					
Inventories	7	**23200.87**		28118.12	
Sundry debtors	8	**24043.26**		33721.15	
Cash and bank balances	9	**2045.36**		364.46	
Loans and advances	10	**153472.90**		152733.03	
		202762.39		214936.76	
Less : Current liabilities and provisions	11				
Liabilities		**60314.27**		53911.09	
Provisions		**19.61**		896.64	
		60333.88		54807.73	
Net current assets			**142428.51**		160129.03
Miscellaneous expenditure (Note 7) (to the extent not written off or adjusted)			**1867.47**		1939.23
TOTAL			**307757.28**		337625.75
Notes on accounts	15				

Per our report attached

For A F FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

Place : Chennai
Date : 28 June 2002

Dr A C MUTHIAH
Chairman

T S SRIDHAR, IAS
S VENKITARAMANAN
S RAJAGOPAL
N R KRISHNAN
ASHWIN C MUTHIAH
R V GUPTA
Dr P L SANJEEV REDDY
S GURUMURTHY
Directors

BABU K VERGHESE
Managing Director

A SANTHANAKRISHNAN
Whole-time Director & Secretary

M G THIRUNAVUKKARASU
Finance Director

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2002

(Rupees in lacs)

	Schedule		Year ended 31 March 2002		Year ended 31 March 2001
INCOME					
Sales and services		170064.14		219529.18	
Other income	12	2134.26		9820.22	
TOTAL INCOME			172198.40		229349.40
EXPENDITURE					
Purchase of finished goods (net)			18656.41		32766.80
Manufacturing and other expenses	13		150418.45		168807.80
Interest and financial charges (net)	14		20235.96		21446.83
Depreciation for the year		9297.63		10132.01	
Less : Credit for amount withdrawn from revaluation reserve [Note 4(d)]		4859.25		5391.38	
			4438.38		4740.63
TOTAL EXPENDITURE			193749.20		227762.06
PROFIT / (LOSS) BEFORE TAXATION			(21550.80)		1587.34
Less : Provision for taxation			--		--
PROFIT / (LOSS) AFTER TAXATION			(21550.80)		1587.34
Profit brought forward			911.74		2536.76
Amount available for appropriation			(20639.06)		4124.10
APPROPRIATIONS:					
Transfer to:					
- Capital redemption reserve			--		(1600.00)
DIVIDENDS:					
Paid - Preference		--		(523.71)	
Proposed - Equity		--		(880.48)	
		--		(1404.19)	
Tax on dividends		--		(208.17)	
			--		(1612.36)
BALANCE CARRIED TO BALANCE SHEET			(20639.06)		911.74
Basic and diluted earnings per share (Rs.)			(24.98)		1.07
Notes on accounts	15				

Per our report attached to the Balance Sheet

For A F FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

Place : Chennai
Date : 28 June 2002

Dr A C MUTHIAH
Chairman

T S SRIDHAR, IAS
S VENKITARAMANAN
S RAJAGOPAL
N R KRISHNAN
ASHWIN C MUTHIAH
R V GUPTA
Dr P L SANJEEV REDDY
S GURUMURTHY
Directors

BABU K VERGHESE
Managing Director

A SANTHANAKRISHNAN
Whole-time Director & Secretary

M G THIRUNAVUKKARASU
Finance Director

SCHEDULE 1

(Rupees in lacs)

		As at 31 March 2002		As at 31 March 2001
SHARE CAPITAL				
Authorised:				
19,10,00,000 Equity shares of Rs.10 each	**19100.00**		19100.00	
1,09,00,000 Redeemable cumulative preference shares of Rs.100 each	**10900.00**		10900.00	
		30000.00		30000.00
Issued, subscribed and paid up:				
8,80,47,700 Equity shares of Rs.10 each	**8804.77**		8804.77	
Nil (previous year 10,00,000) 13.50% Redeemable cumulative non-convertible preference shares of Rs.100 each	--		1000.00	
3,00,000 14.50% Redeemable cumulative non-convertible preference shares of Rs.100 each	**300.00**		300.00	
8,50,000 (previous year 23,50,000) 11.50% Redeemable cumulative non-convertible preference shares of Rs.100 each	**850.00**		2350.00	
1,00,000 10.00% Redeemable cumulative non-convertible preference shares of Rs.100 each	**100.00**		100.00	
		10054.77		12554.77

1. **Equity shares:**

(a) 1,70,00,000 Equity shares were allotted as fully paid up bonus shares, by capitalisation of Rs.1700 lacs, from General Reserve.

2. **Preference shares:**

(a) 13.50 per cent Redeemable cumulative non-convertible preference shares of Rs. Nil (previous year Rs. 1000 lacs) issued on private placement basis are redeemable at par after the expiry of 48 months from the date(s) of allotment with option to redeem by both the parties on the expiry of 12, 24 and 36 months from the date(s) of allotment. The company redeemed the preference shares during the year.

(b) 14.50 per cent Redeemable cumulative non-convertible preference shares of Rs. 300 lacs (previous year Rs. 300 lacs) issued on private placement basis are redeemable at par after the expiry of 60 months from the date(s) of allotment, with option to redeem by both the parties on the expiry of 12, 24, 36 or 48 months from the date(s) of allotment. The preference shares have fallen due for redemption during the year.

(c) 11.50 per cent Redeemable cumulative non-convertible preference shares of Rs. 850 lacs (previous year Rs. 2350 lacs) issued on private placement basis are redeemable at par after the expiry of 36 months from the date(s) of allotment. The company redeemed Rs. 1500 lacs of preference shares during the year.

(d) 10.00 per cent Redeemable cumulative non-convertible preference shares of Rs. 100 lacs (previous year Rs. 100 lacs) issued on private placement basis are redeemable at par after the expiry of 36 months from the date(s) of allotment.

SCHEDULE 2

(Rupees in lacs)

RESERVES AND SURPLUS	As at 31 March 2001	Additions	Deductions	As at 31 March 2002
Securities Premium Account	13322.35	--	--	**13322.35**
Debenture Redemption Reserve	3800.00	--	--	**3800.00**
Revaluation Reserve Account [Note 4]	53148.72	--	**5072.54**	**48076.18**
Capital Redemption Reserve	4000.00	**2500.00**	--	**6500.00**
Contingency Reserve	4200.00	--	**4200.00**	--
General Reserve	23924.42	**4200.00***	**23139.06****	**4985.36**
Profit and Loss Account	911.74	--	**911.74**	--
	103307.23	**6700.00**	**33323.34**	**76683.89**

* Transferred from contingency reserve

** Balance loss transferred from profit and loss account Rs. 20639.06 lacs and transfer to capital redemption reserve on redemption of preference shares Rs. 2500 lacs.

SCHEDULE 3

(Rupees in lacs)

	As at 31 March 2002	As at 31 March 2001
SECURED LOANS		
I. Privately placed non-convertible debentures :		
(i) Series V	--	50.00
(ii) Series VII	**5000.00**	5000.00
(iii) Series XIII	**10000.00**	10000.00
Interest accrued and due	**2158.20**	475.87
II. Loans :		
(a) From banks		
(i) Term loans	**3711.50**	4941.24
(ii) Working capital	**97253.66**	96729.61
(b) From financial institutions		
Term loans	**33941.87**	34935.03
Interest accrued and due	**1031.81**	--
	153097.04	152131.75

Notes:

1 (a) Debentures disclosed in Item I above, are secured / to be secured by a *pari passu* charge on immovable properties, both present and future, by way of joint equitable mortgage and charge on the movable assets except ship, both present and future, by way of hypothecation (save and except book debts), subject to prior charge on current assets in favour of the Company's Bankers, except for charges stated in 3(b) below.

(b) Series V Non-Convertible Debentures of Rs. 300 lacs are to be redeemed in 18 quarterly instalments commencing from 1 July 1997. The balance of Rs. 50 lacs was redeemed during the year.

(c) Series VII Non-Convertible Debentures of Rs.5000 lacs, included under item I(ii) above, are redeemable at par as follows :

(i) Rs. 2500 lacs on 1 August 2002
(ii) Rs. 2500 lacs on 1 August 2003

(d) Series XIII Non-Convertible Debentures of Rs.10000 lacs included under item no. I(iii) above, are redeemable at par as follows :

(i) Rs. 3333.33 lacs on 18 April 2003 and on 29 August 2003
(ii) Rs. 3333.33 lacs on 18 April 2004 and on 29 August 2004
(iii) Rs. 3333.34 lacs on 18 April 2005 and on 29 August 2005

2 (a) Term loan of Rs. 219.09 lacs (previous year Rs. 343.75 lacs) from a bank, included under item II(a)(i) is secured by a *pari passu* charge by way of joint equitable mortgage of all immovable properties and secured by way of hypothecation (subject to Bankers' prior charges) of all the present and future movable properties of the Company except ship and charges stated in 3(b) below.

(b) Term loans of Rs. 3492.41 lacs (previous year Rs. 4597.49 lacs), included under item II(a)(i), availed from foreign banks are secured by guarantee issued by a nationalised bank, which guarantee is secured by a *pari passu* second charge on immovable properties by way of joint equitable mortgage.

3 (a) Term loans of Rs. 30441.87 lacs (previous year Rs. 33935.03 lacs), from financial institutions, included under II(b), are secured / to be secured by a *pari passu* charge by way of joint equitable mortgage of all immovable properties and secured by way of hypothecation (subject to Bankers' prior charges) of all present and future movable properties of the Company except ship and charges stated in 3(b) below.

(b) Term loan of Rs. 1000 lacs (previous year Rs. 1000 lacs) from a financial institution included under item II(b), is secured by equitable mortgage of all immovable properties of the Tissue Culture Project.

(c) Term loan of Rs. 2500 lacs (previous year Rs. NIL) from a financial institution included under item II(b), is to be secured by a *pari passu* charge by way of joint equitable mortgage of the Company's housing colony at Tuticorin.

4 Working capital facilities from banks, disclosed under item II(a)(ii), are secured by way of hypothecation of inventories and all present and future book debts of the Company including Government subsidies and secured / to be secured by second charge on immovable properties by way of joint equitable mortgage, except for ship and charges stated in 3(b) above and are further secured / to be secured by Personal Guarantee of a director (which has been counter guaranteed by the Company) and by pledge of shareholding of the private promoters in the Company and pledge of shares held by the Company which have been identified for disinvestment.

SCHEDULE 4

(Rupees in lacs)

UNSECURED LOANS	As at 31 March 2002	As at 31 March 2001
(a) Floating rate notes	**58572.00**	55956.00
(b) Fixed deposits	**3441.58**	4933.64
(c) Short-term loans and advances from other than banks	**5810.00**	8340.00
(d) Long-term loans and advances from others	**98.00**	402.36
	67921.58	69632.00

SCHEDULE 5

FIXED ASSETS

(Rupees in lacs)

Description	COST OR VALUATION				DEPRECIATION				NET BOOK VALUE	
	As at 31 March 2001	**Additions/ Adjustments**	**Deductions/ Adjustments**	**As at 31 March 2002**	As at 31 March 2001	**For the Year**	**Deductions/ Adjustments**	**As at 31 March 2002**	**As at 31 March 2002**	As at 31 March 2001
Freehold land and development	5119.04	**35.56**	--	**5154.60**	--	--	--	--	**5154.60**	5119.04
Leasehold land	110.33	**20.06**	--	**130.39**	--	--	--	--	**130.39**	110.33
Buildings and sanitary fittings	28845.98	**139.41**	--	**28985.39**	8071.98	**501.54**	--	**8573.52**	**20411.87**	20774.00
Plant and machinery	174514.59	**1385.50**	**1224.04**	**174676.05**	94395.11	**7634.58**	**947.91**	**101081.78**	**73594.27**	80119.48
Electrical fittings and water supply installations	5942.30	**32.82**	**59.22**	**5915.90**	3005.08	**233.99**	**47.81**	**3191.26**	**2724.64**	2937.22
Furniture, fixtures, office and other equipment	4998.48	**117.44**	**100.25**	**5015.67**	2084.25	**344.61**	**56.30**	**2372.56**	**2643.11**	2914.23
Roads	881.09	**1.89**	--	**882.98**	511.03	**21.04**	--	**532.07**	**350.91**	370.06
Railway siding	482.89	**18.42**	--	**501.31**	65.14	**21.28**	--	**86.42**	**414.89**	417.75
Vehicles	1121.84	**37.90**	**99.97**	**1059.77**	528.76	**111.66**	**72.70**	**567.72**	**492.05**	593.08
Ships	5826.06	--	--	**5826.06**	3144.12	**428.93**	--	**3573.05**	**2253.01**	2681.94
Total	227842.60	**1789.00**	**1483.48**	**228148.12**	111805.47	**9297.63**	**1124.72**	**119978.38**	**108169.74**	
Previous year	258374.93	6159.61	36691.94	227842.60	121765.57	10132.01	20092.11	111805.47		116037.13
Capital work-in-progress, capital goods in transit and advance against capital expenditure									**15889.81**	15650.27
TOTAL									**124059.55**	131687.40

Net additions for the year on account of exchange fluctuation is Rs. 905.63 lacs (Previous year Rs. 1231.12 lacs)

SCHEDULE 6

(Rupees in lacs)

	As at 31 March 2002	As at 31 March 2001
INVESTMENTS		
NON - TRADE (AT COST) - LONG TERM (Unquoted unless otherwise stated)		
In Kisan Vikas Patra	**19.35**	19.35
In Indira Vikas Patra	**47.81**	165.69
In shares (fully paid)		
25 shares of Rs.5 each in Kodaikanal Co-operative Stores Limited costing Rs. 125	--	--
15 shares of Rs.50 each in Cuffe Castle Co-operative Housing Society Limited	**0.01**	0.01
Chennai Willingdon Corporate Foundation *50 Equity shares of Rs. 10 each*	--	--
In units of Unit Trust of India 25020 units of Rs. 10 each	**3.36**	3.36
In GIC Fortune-94 units of GIC Mutual Fund 12626 units of Rs.10 each	**1.00**	1.00
In 11 per cent MSEB bonds	**10.40**	--
In 13.75 per cent IDCOL bonds	**15.75**	--
TRADE (AT COST)-LONG TERM		
(Fully paid Equity shares and unquoted, unless otherwise stated)		
IN SUBSIDIARY COMPANIES		
Indo-Jordan Chemicals Company Limited 23163000 Equity shares of JD 1 each	**13747.68**	13747.68
SPIC Holdings and Investments Limited 30000000 Equity shares of Rs. 10 each	**3000.00**	3000.00
Ind-Ital Chemicals Limited 88815 Equity shares of Rs. 100 each	**232.67**	232.67
Gulf SPIC Bahrain EC, Bahrain 29700 Equity shares of BD 1 each	**33.38**	--
SPIC Fertilizers and Chemicals Ltd, Mauritius 32640000 Equity shares of USD 1 each	**11807.40**	11807.40
SPIC Biotechnologies Limited 70 (previous year Nil) Equity shares of Rs. 10 each	**0.01**	--
OTHERS		
Caltex SPIC India Limited 44100000 Equity shares of Rs. 10 each (sold during the year)	--	4410.00
Technip India Limited 1450000 Equity shares of Rs. 10 each	**145.00**	145.00
Industries Chimiques Du Senegal (ICS) Senegal, West Africa 147097 Equity shares of 10000 CFA.F each	**443.43**	443.43

INVESTMENTS (Contd.)

(Rupees in lacs)

	As at 31 March 2002	As at 31 March 2001
Tuticorin Alkali Chemicals and Fertilisers Limited 6680113 Equity shares of Rs. 10 each (quoted)	**1935.67**	1935.67
South India Corporation (Agencies) Limited 266667 Equity shares of Rs. 10 each (quoted)	**80.00**	80.00
Tamilnadu Petroproducts Limited 15234375 Equity shares of Rs. 10 each (quoted)	**1980.47**	1980.47
SPIC-JEL Engineering Construction Limited 900000 Equity shares of Rs. 10 each	**146.16**	146.16
SPEL Semiconductor Limited 10551994 Equity shares of Rs. 10 each (quoted)	**1224.91**	1224.91
Manali Petrochemical Limited 43910702 Equity shares of Rs. 10 each (quoted)	**4484.32**	4484.32
Biotech Consortium India Limited 250000 Equity shares of Rs. 10 each	**25.00**	25.00
ICICI Ltd 766 Equity shares of Rs. 10 each (quoted)	**0.20**	0.20
State Bank of Bikaner and Jaipur 345 shares of Rs. 100 each (quoted)	**1.85**	1.85
Cuddalore SIPCOT Industries Common Utilities Ltd 15915 equity shares of Rs. 100 each	**15.92**	15.92
	39401.75	43870.09
Aggregate value of unquoted investments	**29694.33**	34162.67
Aggregate value of quoted investments	**9707.42**	9707.42
Market value of quoted investments	**4146.38**	4825.98

SCHEDULE 7

INVENTORIES

		As at 31 March 2002		As at 31 March 2001
Stores and spares		**5657.57**		6829.11
Raw materials		**4912.44**		2956.06
Work-in-process		**771.39**		555.57
Contracts-in-progress	**16304.98**		26575.28	
Less : progress payments received	**14271.37**		21965.32	
		2033.61		4609.96
Finished goods		**9825.86**		13167.42
		23200.87		28118.12

SCHEDULE 8

(Rupees in lacs)

SUNDRY DEBTORS

		As at 31 March 2002		As at 31 March 2001
Unsecured :				
Debts outstanding for a period exceeding six months:				
Considered good	**8911.10**		8356.30	
Considered doubtful	**954.85**		894.14	
		9865.95		9250.44
Other debts:				
Considered good		**15132.16**		25364.85
		24998.11		34615.29
Less : Provision for doubtful debts		**954.85**		894.14
		24043.26		33721.15

SCHEDULE 9

CASH AND BANK BALANCES

		As at 31 March 2002	As at 31 March 2001
Cash and cheques on hand		**14.06**	27.84
Bank Balances			
With scheduled banks :			
On current accounts		**283.76**	291.62
On fixed deposits		**1742.11**	25.00
On margin deposits		**--**	20.00
With other banks :			
On current accounts			
- The Gulf Bank, Kuwait	(1)	**5.29**	--
- Housing Bank Limited, Jordan	(2)	**--**	--
- ANZ Bank, Amman	(3)	**--**	--
- Housing Bank Limited, Eshidiya	(4)	**--**	--
- Burgan Bank, Kuwait	(5)	**0.14**	--
		2045.36	364.46

Maximum Balance at any time during the year

	Current Year	Previous Year
(1)	Rs. 5.29 lacs	(Rs. 31.01 lacs)
(2)	Nil	(Rs. 0.02 lacs)
(3)	Nil	(Rs. 3.24 lacs)
(4)	Nil	(Rs. 2.44 lacs)
(5)	Rs. 204.07 lacs	Nil

SCHEDULE 10

(Rupees in lacs)

LOANS AND ADVANCES

		As at 31 March 2002		As at 31 March 2001
Advances to subsidiary companies		**8000.98**		8338.05
Advances recoverable in cash or in kind or for value to be received:				
Secured-Considered good		**628.95***		1257.68*
Unsecured:				
Considered good	**143870.67**		142627.89	
Considered doubtful	**17.26**		17.26	
	143887.93		142645.15	
Less : Provision for doubtful advances	**17.26**		17.26	
		143870.67		142627.89
Income-tax payments less provision		**965.86**		489.41
Balance with Customs, Port Trust and Central Excise on current accounts		**6.44**		20.00
		153472.90		152733.03

* Represents employees' loans which is disclosed net of loans of Rs. 2303.16 lacs (previous year Rs. 2494.86 lacs) received from Housing Finance companies. The said loans received are secured by equitable mortgage of employees' properties who have availed loans under the scheme.

SCHEDULE 11

CURRENT LIABILITIES AND PROVISIONS

CURRENT LIABILITIES:				
Sundry creditors				
- total outstanding dues to small scale industrial undertakings	**9.85**		67.23	
- others	**57062.02**		49967.28	
Unclaimed dividends	**145.18**		128.28	
Interest accrued but not due on loans	**3097.22**		3748.30	
		60314.27		53911.09
PROVISIONS:				
Gratuity	**19.61**		16.16	
Proposed dividend	--		880.48	
		19.61		896.64
		60333.88		54807.73

SCHEDULE 12

OTHER INCOME

	Year ended 31 March 2002	Year ended 31 March 2001
Dividends from trade investments	**427.56**	65.31
Dividends from subsidiary companies	--	8.88
Interest from non-trade investments (Tax deducted at source Rs.Nil; previous year Rs. 0.34 lacs)	**0.27**	6.12
Profit on sale of assets (net)	--	94.56
Profit on sale of investments	--	7302.31
Miscellaneous	**1706.43**	2343.04
	2134.26	9820.22

SCHEDULE 13

(Rupees in lacs)

MANUFACTURING AND OTHER EXPENSES

		Year ended 31 March 2002		Year ended 31 March 2001
Raw materials consumed				
Opening stock	**2956.06**		3747.39	
Add: Purchases	**66560.76**		96111.93	
	69516.82		99859.32	
Less: Cost of raw materials sold	**745.12**		1471.16	
	68771.70		98388.16	
Less: Closing stock	**4912.44**		2956.06	
Raw materials consumed		**63859.26**		95432.10
Stores and spares consumed		**1541.22**		1042.51
Power, fuel and water charges		**20116.30**		29527.61
Sales promotion expenses		**544.77**		445.31
Salaries, wages and bonus		**7817.33**		7106.37
Contribution to gratuity and superannuation funds		**244.16**		542.99
Contribution to provident and other funds		**311.99**		377.67
Staff welfare expenses		**660.89**		1084.11
Rent		**1427.08**		958.04
Rates and taxes		**384.73**		250.24
Excise duty		**1554.02**		1818.57
Insurance		**906.27**		983.61
Repairs to:				
Plant and machinery	**2138.65**		1771.37	
Buildings	**871.04**		596.02	
Others	**486.60**		898.55	
		3496.29		3265.94
Rebates and discounts		**5270.74**		5566.04
Packing, transportation and handling		**11014.04**		14376.25
Provision for doubtful debts and advances (net)		**60.71**		14.22
Turnover tax		**1119.72**		1352.39
Loss on sale of assets (net)		**0.29**		--
Loss on sale of investments		**2976.90**		--
Supply of materials and equipment for construction contracts		**1799.92**		2340.98
Sub-contractors payments		**3738.44**		3325.94
Miscellaneous expenses		**8177.34**		7284.75
Opening Stock				
Finished goods	**13167.42**		10694.96	
Work-in-process (including Contracts in progress)	**27130.85**		21315.47	
	40298.27		32010.43	
Closing Stock				
Finished goods	**9825.86**		13167.42	
Work-in-process (including Contracts in progress)	**17076.37**		27130.85	
	26902.23		40298.27	
		13396.04		(8287.84)
		150418.45		168807.80

SCHEDULE 14

				(Rupees in lacs)
		Year ended 31 March 2002		Year ended 31 March 2001
INTEREST AND FINANCIAL CHARGES				
On debentures		**2028.71**		2474.40
On other fixed interest bearing Loans		**7972.20**		10656.52
On others		**17413.94**		18224.90
		27414.85		31355.82
Less : Interest during construction	--		89.36	
Interest on advances to companies	**4846.86**		5726.45	
Interest on deposits, book debts, loans and others (Tax deducted at source on interest received Rs.66 lacs; Previous year Rs.117.06 lacs)	**2332.03**		4093.18	
		7178.89		9908.99
		20235.96		21446.83

SCHEDULE 15

NOTES ON ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2002

1. **ACCOUNTING POLICIES**

The significant accounting policies followed by the Company are as stated below:

(i) **Fixed Assets and Depreciation**

Fixed Assets are capitalised at acquisition cost, including directly attributable cost of bringing the assets to its working condition for the intended use. Borrowing costs incurred on fixed assets from 1 April 2000 are being capitalised in accordance with the Accounting Standard 16, which comes into effect in respect of accounting periods commencing on 1 April 2000.

Certain assets have been revalued as on 1 January 1985, 31 March 1996, 1 April 1998, 31 March 1999 and 31 March 2000 and the resultant surplus has been added to the cost of the assets.

Depreciation on fixed assets is provided on straight-line method in accordance with Schedule XIV to the Companies Act, 1956. Where carrying value of an asset has undergone subsequent changes on account of exchange fluctuation, the depreciation on the revised unamortised depreciable amount is provided prospectively over the residual useful life of the assets.

(ii) **Foreign Currency Transactions**

Foreign currency transactions are recorded in the books by applying the exchange rate as on the date of the transaction.

Foreign currency liabilities, arising on account of acquisition of assets, are converted at the exchange rate prevailing on the last working day of the accounting year or forward contract rates, as applicable, and the exchange difference is adjusted to the cost of assets.

Investments in foreign currency are reported using the exchange rate at the date of the transaction.

Other foreign currency assets and liabilities are converted at the exchange rate prevailing on the last working day of the accounting year or forward contract rates, as applicable, and the exchange difference is adjusted to the profit and loss account except in case of forward contracts, where the difference between forward rate and exchange rate at the date of the transaction is recognised over the life of the contract.

iii) **Investments**

Long term investments are valued at cost. Borrowing costs incurred on specific borrowings for funds used for investments in /advances made to companies (where such advances are to be adjusted eventually against equity to be issued by those companies) are capitalised as part of the carrying amount of the investments/advances. The company follows this policy in respect of those companies promoted by it and where it has an effective control over the operations of the investee company. The company is involved in promoting mega projects, which may be larger than itself, and which involve substantial capital investment. Depending upon logistics, such mega projects are promoted as a separate entity or as part of a division of the company. As the company capitalises borrowing costs on funds utilised for investment on its own fixed assets/projects, the same principle is also followed in respect of funds invested in the investee company, as representing the acquisition cost of such investments (see Note 6).

(iv) **Inventories**

Inventories are valued at lower of cost and net realisable value except stores, spares and loose tools, which are valued at cost and/ or below cost. The method of determining cost of various categories of inventories of various divisions is as follows:

Stores, spares and raw materials	-	Monthly weighted average method/first in first out method/annual average method
Loose tools	-	Valued at cost which is depreciated over a period of three to eight years on straight line method
Work-in-Process and finished goods	-	Average cost of last quarter's production/ average annual cost, computed on full absorption costing method

(v) **Revenue Recognition**

(a) Revenue in respect of sale of products and scrap is recognised at the point of despatch to customers from plants and warehouses.

(b) Under the retention pricing scheme, the Government of India reimburses the fertiliser industry, the difference between the retention price based on the cost of production and selling price (realised from the farmers) as fixed by the Government from time to time, in the form of a subsidy. In the case of increase in input costs / expenses for which retention price is yet to be announced, the Company makes a reasonable estimate of incremental amount due and accrues the same as income for the year. This has been accounted as income on the basis of movement of fertiliser from the factory as per the procedure prescribed by the Government and not on the basis of ultimate sales.

(c) Long-term contracts are accounted on completed contract method.

(vi) **Research and Development Expenditure**

Research and Development expenditure is charged to the profit and loss account in the year in which it is incurred.

(vii) **Retirement Benefits**

Contribution to provident fund is made monthly, at a predetermined rate, to the Provident Fund Trust and accounted on an accrual basis.

Liability for superannuation, gratuity and leave encashment benefit is provided based on an actuarial valuation and accounted on accrual basis.

Liability under voluntary retirement scheme is charged to the profit and loss account over a period of five years from the accounting year in which the liability is incurred.

(viii) **Premium payable on redemption of debentures**

Premium payable on redemption of debentures is accounted for in the year of redemption of debentures.

(ix) **Share and Debenture issue expenses**

Issue expenses are adjusted directly to securities premium account.

2 (a). Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) Rs. 119.98 lacs (Previous year Rs. 171.28 lacs).

(b). Cumulative Preference Dividend not provided for the period 1 April 2001 to 31 March 2002 is Rs. 444.44 lacs.

3. **Contingent Liabilities**

(a) Bills and Cheques discounted Rs. 1715.61 lacs (Previous year Rs. 1780.40 lacs)

(b) Claims not acknowledged as debts Rs. 4964.56 lacs (Previous year Rs. 2265.40 lacs)

(c) Guarantees/Security given to banks/financial institutions on behalf of other companies Rs. 6720 lacs, (Previous year Rs. 2220 lacs).

4. (a) Fixed assets (other than furniture and fittings, office equipment, vehicles, ships, and certain buildings and plant and machinery) have been revalued as on 31 March 1996 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs. 36659.06 lacs has been credited to Revaluation Reserve as on 31 March 1996.

(b) Two Vessels of the Shipping Division have been revalued as on 1.4.1998 on the basis of 'Market value' by independent professional valuers and land, buildings and plant and machinery relating to Pharmaceuticals and Biotechnology Divisions have been revalued as on 31 March 1999, on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.12890.54 lacs has been credited to Revaluation Reserve.

(c) Fixed assets (other than furniture and fittings, office equipments and vehicles) of the Tuticorin Plant have been revalued as on 31 March 2000 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs. 30905.38 lacs has been credited to Revaluation Reserve as on 31 March 2000.

(d) The depreciation charge for the year shown in the profit and loss account is after deducting an amount of Rs. 4859.25 lacs (Previous year Rs. 5391.38 lacs) representing the extra depreciation arising on revaluation of fixed assets withdrawn from Revaluation Reserve.

(e) Also, deducted from the revaluation reserve is an amount of Rs. 213.29 lacs (Previous year Rs. 3808.19 lacs) in respect of certain adjustments for deletion of revalued assets.

5. The Company has given an undertaking to the financial institutions for non-disposal of its shareholdings in Tuticorin Alkali Chemicals and Fertilisers Limited, Tamilnadu Petroproducts Limited, Manali Petrochemicals Limited and SPEL Semiconductor Limited without their prior approval.

6. During the year interest of Rs. 4846.86 lacs (Previous year Rs. 5726.45 lacs) has been capitalised as part of the carrying amount of advances made to promoted companies, in accordance with the policy consistently followed in the past. If such interest had not been capitalised but charged to the Profit and Loss Account in accordance with Accounting Standard 16 - Borrowing Costs, which is mandatory from 1 April 2000, the interest and financial charges and loss for the year would have been higher to that extent, and loans and advances and general reserve would have been lower by Rs. 10573.31 Lacs.

   The Company has been consistently following the policy of capitalising borrowing costs incurred on funds used for investment in / advances made to companies promoted by it for the reasons stated in Note 1 (iii). This accounting treatment is in accordance with US GAAP. The Borrowing Costs capitalised upto 31 March 2002 amounts to Rs. 27050.07 lacs.

7. Miscellaneous expenditure, to the extent not written off or adjusted, represents

   (a) Rs. 743.26 lacs (Previous year Rs. 1030.97 lacs) being expenditure on major repairs and renewals to ships, which were incurred on account of special surveys and compliance with statutory requirements. Such expenditure is charged off proportionately over the period the benefit is expected to be derived.

   (b) Rs. 1124.21 lacs (Previous year Rs. 908.26 lacs) being amounts paid/payable under Company's voluntary retirement scheme for employees amortized over a period of five years from the accounting year in which the liability is incurred.

8. (a) Research and Development expenses incurred on revenue account is Rs. 457.35 lacs (Previous year Rs. 603.14 lacs).

   (b) Exchange variation (net) charged to the profit and loss account Rs. 3088.81 lacs (Previous year Rs. 3959.10 lacs).

9. Loans and advances include advances given to five companies amounting to Rs. 52362.77 lacs (Previous year Rs. 47463.89 lacs) to be adjusted against equity shares to be issued by these companies.

10. The Company promoted during 1994-95, SPIC Petrochemicals Limited (SPIC Petro). Loans and advances as at 31 March 2002 include Rs. 53733.01 lacs (Previous year Rs. 47115.52 lacs) paid to SPIC Petro on account of advance against Equity of Rs. 15070.64 lacs (Previous year Rs. 15032.96 lacs), Inter Corporate Deposit of Rs. 8052.74 lacs (Previous year Rs. 7650.66 lacs) and interest of Rs. 30609.63 lacs (Previous year Rs. 24431.89 lacs), accrued on both. In view of the pending litigation between Chennai Petroleum Corporation Limited (CPCL) and the Company and the consequent interim injunction granted by the Madras High Court in 1997 to stop implementation of activities, there has been a temporary suspension of activities.

    The Memorandum of Settlement (MoS) between CPCL and SPIC which was approved by the Ministry of Petroleum and Natural Gas in March 2001 is awaiting formal execution. The company has initiated discussions with Financial Institutions and Banks for resolving financial issues through re-structuring of all the loans, grant of sanctions of reliefs and concessions and grant of further financial assistance. A high level meeting with all the Financial Institutions and Banks, who have funded this project, was held at Mumbai in June 2001. The Lenders have formed a committee comprising representatives from IDBI, ICICI, SBI and Dena Bank to review the project and re-appraise the viability of the Project.

    The Lenders Committee have appointed M/s Tata Consulting Engineers Limited (TCE) as Lenders' Engineer to assess the revised project cost and the viability of the project. M/s TCE have completed their study and submitted their report to IDBI and IDBI is examining the report.

    Once the financial institutions release the required funds and the compensation of Rs. 3842.20 lacs payable to CPCL as per the MoS is settled and the stay by the Madras High Court is vacated, the company will identify a strategic partner to invest in the project. The company is hopeful that the project will be implemented once the above issues are resolved.

11. The company had raised USD 120 million as unsecured Floating Rate Notes (FRN) for financing the import of Capital Goods for its operations and projects and for general corporate purposes. Interest and exchange fluctuation incurred upto 31 March 2000 totaling to Rs. 12825.03 lacs on part of the loan is being carried in capital work in progress and is expected to be adjusted to proposed projects / schemes.

12. The company receives circulars from Government of India periodically revising the retention price of urea due to changes in various parameters such as escalation / de-escalation of input prices etc. These circulars are normally accounted for by the company as and when

received. In the current year, the company received a circular dated 5 November 2001 revising the consumption norms on interim basis with effect from 1 April 2000. The impact of the circular for the period 1 April 2000 to 31 March 2002 is Rs. 20188.86 lacs. Subsequently, the Company received a letter dated 4 June 2002 from the Government of India setting out the policy parameters for VII and VIII pricing periods which covers the period from 1 July 1997 to 31 March 2003 or till a new pricing policy is announced, whichever is earlier. As the implementation and quantification of these policy parameters/norms is yet to be finalised by the Government of India, the above circular has not been given effect to and charged to the Profit and Loss account.

13. **MANAGERIAL REMUNERATION**

(Rupees in lacs)

	Year ended 31 March 2002	Year ended 31 March 2001
Salaries	**49.92**	44.98
Contribution to Provident and other funds	**14.69**	14.30
Perquisites	**54.94**	39.46
Special Allowance *	**40.90**	--
Directors' sitting fees	**3.00**	4.22
TOTAL	**163.45**	102.96

* includes Rs. 17.98 lacs for the previous year.

Note:

1. The appointment of one whole time Director and his remuneration of Rs. 15.33 lacs is subject to shareholders approval.
2. The appointment and remuneration of a former Director for the period 30 July 1990 to 26 September 1990, aggregating to Rs. 19206.90 paid during earlier years, is subject to approval of the shareholders and the Central Government.

14. **COMPUTATION OF NET PROFIT UNDER SECTION 349 OF THE COMPANIES ACT, 1956**

Profit/(Loss) before Taxation as per Profit and Loss Account		**(21550.80)**		1587.34
***Add*:**				
Managerial remuneration	**163.45**		102.96	
Provision for doubtful debts and advances (net)	**60.71**		14.22	
Excess of expenditure over income under Section 349(4)(l) of the Companies Act, 1956	**(5597.79)**		--	
		(5373.63)		117.18
		(26924.43)		1704.52
***Less*:**				
Profit/(Loss) (net) on sale of investments	**(2976.90)**		7302.31	
		(2976.90)		7302.31
Net Profit / (Loss)		**(23947.53)**		(5597.79)
Commission payable to wholetime directors		**--**		--
Restricted to		**--**		--

15. **AUDITORS' REMUNERATION**

Audit fees	**18.00**	18.00
Fees for other services	**8.07**	14.15
Reimbursement of expenses / levies	**2.95**	3.23

16. **The information required by paras 3 and 4 of Part II of Schedule VI to the Companies Act, 1956 is as under:**

I **CAPACITY, PRODUCTION, PURCHASES, SALES, CONSUMPTION AND STOCKS:**

Quantitative information in respect of goods manufactured/purchased

(a) **LICENSED CAPACITY, INSTALLED CAPACITY AND ACTUAL PRODUCTION:**

(Previous year's figures are given in brackets)

PRODUCTS	LICENSED CAPACITY (Metric Tonnes)	INSTALLED** CAPACITY (Metric Tonnes)	ACTUAL PRODUCTION (Metric Tonnes)
Ammonia	**352000** (352000)	**352000** (352000)	**345924** (406026)
Urea	*	**512000** (512000)	**600110** (627711)
Complex Fertilisers (DAP & NPK) in terms of P205	*	**278800** (278800)	**147475** (223734)
Aluminium Fluoride	**2560** (2560)	**2560** (2560)	**2755** (2522)
Caustic Soda	-- (82500)	-- (82500)	-- (23855)
Liquid Chlorine	-- (50000)	-- (50000)	-- (16304)
Hydrochloric Acid	-- (49500)	-- (39600)	-- (9454)
Ammonium Chloride	-- (21000)	-- (21000)	-- (3471)
Sulphuric Acid	**150000** (150000)	**150000** (150000)	**166941** (217962)
Phosphoric Acid	**52800** (52800)	**52800** (52800)	**45535** (45210)
Pencillin-G (MMU)	*	**1000** (1000)	**1396** (1242)

* These products are delicensed

** As certified by the Management, but not verified by Auditors, being a technical matter.

b) PURCHASE OF FINISHED GOODS

Particulars	Year ended 31 March 2002		Year ended 31 March 2001	
	Quantity (Metric Tonnes)	**Value** (Rupees in lacs)	Quantity (Metric Tonnes)	Value (Rupees in lacs)
Urea	**5244**	**220.14**	--	--
Di-Ammonium Phosphate	**67950**	**5786.63**	80900	7715.97
Muriate of Potash	**160847**	**9968.53**	246420	14914.47
Ammonium Chloride (Fertiliser Grade)	**23465**	**913.94**	68101	2650.27
Phosphoric Acid	--	--	21325	3702.98
Cytozyme (Litres)	**142560**	**366.50**	112220	288.83
Cytozyme (Kilograms)	**157160**	**38.51**	141120	34.67
Pesticides (Litres)	**159131**	**322.97**	573660	1094.61
Pesticides (Kilograms)	**11984**	**7.99**	753625	329.95
Soya bean	--	--	10643	922.53
Ammonia		**590.62**	--	--
Others		**440.58**		1112.52
		18656.41		32766.80

c) SALES AND SERVICES

Particulars	Year ended 31 March 2002		Year ended 31 March 2001	
	Quantity (Metric Tonnes)	**Value** (Rupees in lacs)	Quantity (Metric Tonnes)	Value (Rupees in lacs)
Urea	**582469**	**26792.60**	601324	27660.90
Di-Ammonium Phosphate	**389122**	**47267.05**	498575	61527.32
Muriate of Potash	**138060**	**10431.51**	248597	18236.81
Ammonium Chloride (Fertiliser Grade)	**23779**	**1183.07**	67780	3356.94
Ammonium Sulphate	--	--	5462	289.22
Ammonia		**591.31**	1185	168.56
Aluminium Fluoride	**3345**	**1063.78**	3708	1093.61
Phosphoric Acid	--	--	21325	3412.58
20:20:0	**70999**	**6519.12**	132196	12340.03
Gypsum	**314752**	**364.34**	267545	383.93
Caustic Soda	--	--	22418	2584.46
Liquid Chlorine	—	—	16570	1229.55
Hydrochloric Acid	--	--	8653	188.30
Ammonium Chloride (Industrial Grade)	--	--	3572	467.42
Penicillin - G (MMU)	**1370**	**9782.00**	1288	8428.03
Cytozyme (Litres)	**137523**	**590.40**	114416	491.77
Cytozyme (Kilograms)	**159110**	**64.80**	134350	54.87
Pesticides (Litres)	**167726**	**396.38**	604781	1363.53
Pesticides (Kilograms)	**36233**	**22.37**	786115	413.45
Soya bean	--	--	10643	922.53
Others	--	**3201.10**	--	3010.44
Fertiliser and Transport Subsidy		**43373.59**		67311.58
		151643.42		214935.83
	(Rupees in lacs)		(Rupees in lacs)	
Income from Contracts & Consultancy Services	**18424.55**		4601.30	
Less: Internal Billing	**3.83**		7.95	
		18420.72		4593.35
		170064.14		219529.18

(d) **RAW MATERIALS CONSUMED**

Particulars	Year ended 31 March 2002		Year ended 31 March 2001	
	Quantity (Metric Tonnes)	Value (Rupees in lacs)	Quantity (Metric Tonnes)	Value (Rupees in lacs)
Naphtha	**261334**	**28144.73**	301482	42601.97
Rock Phosphate	**145122**	**4738.03**	137950	4958.87
Sulphur	**54979**	**1194.33**	71713	2075.14
Aluminium Hydroxide	**3273**	**306.49**	2944	254.65
Salt	--	--	39969	376.47
Ammonia	**82080**	**7443.14**	94304	10050.60
Phosphoric Acid	**106629**	**18716.65**	178784	31374.20
Phenyl Acetic Acid	**413**	**429.80**	425	436.49
Butyl Acetate	**391**	**175.40**	367	157.86
Cane Sugar	**7096**	**980.56**	6730	938.05
Demulsifier	**51**	**83.84**	78	144.67
Mono Ammonium Phosphate	--	--	6106	550.47
Cotton Seed Meal	**1388**	**291.88**	1361	278.09
Others	--	**1354.41**	--	1234.57
Total		**63859.26**		95432.10

e) **STOCK PARTICULARS OF FINISHED GOODS**
(Previous year's figures are given in brackets)

Particulars	OPENING STOCK		CLOSING STOCK	
	Quantity (Metric Tonnes)	Value (Rupees in lacs)	Quantity (Metric Tonnes)	Value (Rupees in lacs)
Urea*	**80222** (54057)	**4514.37** (3132.18)	**103097** (80222)	**4895.78** (4514.37)
Di-Ammonium Phosphate*	**27583** (24542)	**3384.08** (2580.53)	**7187** (27583)	**737.26** (3384.08)
Complex Fertiliser (NPK 20 : 20 : 0)	**32073** (17692)	**2803.21** (1423.76)	**3533** (32073)	**271.12** (2803.21)
Muriate of Potash (MOP)	**18717** (19752)	**1342.67** (1331.32)	**41504** (18717)	**2876.00** (1342.67)
Aluminium Fluoride	**619** (1804)	**173.36** (461.03)	**29** (619)	**8.04** (173.36)
Caustic Soda	-- (449)	-- (50.80)	-- (--)	-- (--)
Liquid Chlorine	-- (315)	-- (21.13)	-- (--)	-- (--)
Hydrochloric Acid	-- (196)	-- (3.75)	-- (--)	-- (--)
Ammonium Chloride (Industrial Grade)	-- (129)	-- (15.81)	-- (--)	-- (--)
Ammonium Chloride (Fertiliser Grade)	**314** (85)	**12.22** (3.03)	-- (314)	-- (12.22)
Ammonium Sulphate	-- (5478)	-- (260.44)	-- (--)	-- (--)

STOCK PARTICULARS OF FINISHED GOODS (Contd.)

Particulars	OPENING STOCK Quantity (Metric Tonnes)	OPENING STOCK Value (Rupees in lacs)	CLOSING STOCK Quantity (Metric Tonnes)	CLOSING STOCK Value (Rupees in lacs)
Gypsum	**234188** (287827)	**259.79** (413.10)	**235871** (234188)	**227.95** (259.79)
Cytozyme (Litres)	**13516** (15937)	**34.97** (38.13)	**18553** (13516)	**47.66** (34.97)
Cytozyme (Kilograms)	**17240** (10790)	**4.18** (2.44)	**15290** (17240)	**3.75** (4.18)
Pesticides (Litres)	**18093** (50148)	**38.20** (86.99)	**9498** (18093)	**21.35** (38.20)
Pesticides (Kilograms)	**27481** (59980)	**13.85** (33.29)	**3232** (27481)	**2.02** (13.85)
Penicillin-G (MMU)	**13** (59)	**72.59** (335.04)	**38** (13)	**214.47** (72.59)
Others		**513.93** (502.19)		**520.46** (513.93)
		13167.42 (10694.96)		**9825.86** (13167.42)

* This comprises of both purchased and own manufactured stocks.

II. EXPENDITURE IN FOREIGN CURRENCY

(Rupees in lacs)

	Year ended 31 March 2002	Year ended 31 March 2001
Interest	**3215.23**	5035.48
Others	**7901.22**	5803.35

III. PAYMENT OF DIVIDEND ON EQUITY SHARES IN FOREIGN CURRENCY

Number of shareholders	**1**	1
Number of shares held	**500000**	500000
Final dividend, 1999-2000 (Rupees in lacs)	**--**	6.00
Final dividend, 2000-2001 (Rupees in lacs)	**5.00**	--

IV. EARNINGS IN FOREIGN EXCHANGE

Export on FOB basis	**1019.01**	1675.50
Interest	**--**	1936.19
Kuwait contract	**15833.38**	--
Others	**19.63**	--

V. CIF VALUE OF IMPORTS

Raw Materials	**26619.40**	46093.55
Components and spare parts	**190.54**	219.02
Capital goods	**233.25**	93.90
Finished goods	**14977.77**	26494.27

(VI) VALUE OF RAW MATERIALS, COMPONENTS AND SPARE PARTS CONSUMED

	Year ended 31 March 2002				Year ended 31 March 2001			
	Raw Materials		Components & Spare parts		Raw Materials		Components & Spare parts	
	Percentage to total consumption	Value (Rupees in lacs)	Percentage to total consumption	Value (Rupees in lacs)	Percentage to total consumption	Value (Rupees in lacs)	Percentage to total consumption	Value (Rupees in lacs)
Imported	47.16	30115.34	29.49	435.29	51.37	49020.71	18.68	238.17
Indigenous	52.84	33743.92	70.51	1040.64	48.63	46411.39	81.32	1036.80

17. The identification of suppliers as Small Scale Industrial Undertaking (SSIs) has been done on the basis of information to the extent provided by the suppliers to the Company. Following are the names of SSIs to whom the Company owes sums exceeding Rs. 1 lac each and which are outstanding for more than 30 days as on 31 March 2002.

    Anuradha Chemicals
    Lakshmi Polymers
    Sree Karthikeyan Industries
    Sri Rama Poly Bags
    Southern Bags & Chemicals Private Ltd.
    Poorna Chemicals

18. No provision has been made in these accounts for the accumulated net deferred tax liability upto 31 March 2001 amounting to Rs. 11389 lacs as an interim stay of clause 33 of Accounting Standard 22 –'Accounting for taxes on income' - has been obtained from the Madras High Court. Clause 33 of the above standard provides that the net deferred tax liability accumulated up to 31 March 2001 should be provided for, with a corresponding charge to revenue reserves.

    Due to losses in the current year, the accumulated net deferred tax liability as on 31 March 2002 is lower than that as on 31 March 2001. Since no provision has been made for such deferred tax liability upto 31 March 2001 as stated above, no recognition of deferred tax asset of Rs. 6688 lacs has been made for the current year in these accounts.

    The deferred tax liability upto 31 March 2001 and 31 March 2002 is as follows:

(Rupees in lacs)

	Year ended 31 March 2002	Year ended 31 March 2001
Depreciation	9995	8311
Subsidy	12172	16454
Others	361	496
Deferred tax liability	22528	25261
Provision for doubtful debts	267	237
Carry forward business losses	2501	1843
Unabsorbed depreciation	14817	11369
Others	242	423
Deferred tax asset	17827	13872
Net deferred tax liability	4701	11389

19. Related party disclosure under Accounting Standard - 18

i) The list of related parties as identified by the management are as under:

Subsidiaries	1. Indo-Jordan Chemicals Co. Ltd. 2. SPIC Holdings and Investments Ltd. 3. Orchard Microsystems Ltd. 4. SPIC Fertilisers and Chemicals Ltd, Mauritius 5. SPIC Fertilisers and Chemicals FZE, Dubai 6. Ind-Ital Chemicals Ltd. 7. Gulf SPIC Bahrain EC 8. SPIC Biotechnologies Ltd.
Associates	1. Tuticorin Alkali Chemicals & Fertilisers Ltd. 2. SPEL Semiconductor Ltd. 3. Manali Petrochemical Ltd. 4. Tamilnadu Petroproducts Ltd.
Joint ventures	1. Technip India Ltd. 2. SPIC JEL Engineering Construction Ltd.
Key Management Personnel of the Company	1. Dr.A.C.Muthiah 2. Thiru Ashwin C.Muthiah 3. Thiru Babu K.Verghese 4. Thiru A.Santhanakrishnan 5. Thiru M.G.Thirunavukkarasu 6. Dr.P.R.Sundaravadivelu 7. Thiru S.Stalin
Relatives of Key Management Personnel of the Company	1. Thirumathi Devaki Muthiah 2. Thirumathi Abirami Jawahar 3. Thirumathi S.Kalavathy 4. Thirumathi S.Ragini Prakash 5. Thirumathi S.Kousalya
Enterprise owned by / over which Key Management Personnel is able to exercise significant influence	1. SPIC Petrochemicals Ltd. 2. Matsu Enterprises (P) Ltd. 3. Kandamchira Investments (P) Ltd. 4. Saras Permanent Fund Ltd. 5. Saras Innovative Investments & Finance Ltd. 6. Saras Vision Mission Pvt. Ltd. 7. Saras Exclusive Estates & Resorts Pvt. Ltd. 8. Sri Karpaka Vinayagar Agencies 9. Prestige Agencies 10. Crescent Agencies 11. South India Investment Associates 12. National Aromatics and Petrochemicals Corporation Ltd.

ii) The following transactions were carried out with the related parties:

(Rupees in lacs)

Sl. No.	Particulars	Subsidiaries	Associates	Joint Ventures	Key Management Personnel (KMP)	Relatives of KMP	Enterprise owned by / over which KMP is able to exercise significant influence
1	Balance outstanding as of 31 March 2002 (Net Dr.)	1700.53	18950.57	683.64			55804.15
2	Advance against equity	35.44					50.36
3	Inter corporate deposits/loans given						402.08
4	Investment	33.38					
5	Advances Given	84.36					
6	Sale of goods		682.10				
7	Income from services rendered	39.89	984.32	26.32			
8	Sale of fixed assets		0.70				
9	Interest accrued on loans/ICD's	2.01	979.83				1330.88
10	Interest accrued on advance against equity						4846.86
11	Income from lease rentals			1.53			4.11
12	Service/Consultancy charges		6.96				
13	Sub-contract payments			872.79			
14	Managerial remuneration				160.45		
15	Rent Paid				10.80		
16	Sitting Fees				0.30		
17	Dividend Paid				0.21	0.03	
18	Dividend Received		380.85	42.50			
19	Purchase of raw materials	7233.57	1503.04				

iii) Amounts written off during the year in respect of amounts due from related parties

	(Rupees in lacs)
Joint Venture	449.64
Associates	199.62

20. Earnings per share :

	Year ended 31 March 2002	(Rupees in lacs) Year ended 31 March 2001
Profit/(Loss) after taxation and preference dividend as per profit and loss account (Rupees in lacs)	**(21995.24)**	945.27
Number of shares used in computing earnings per share	**88047700**	88047700
Earnings per share – basic and diluted (Rupees)	**(24.98)**	1.07
Face value per share (Rupees)	**10**	10

21. (a) Figures for the previous year include operations of the Heavy Chemicals Division for the period from 1 April 2000 to 27 September 2000 and therefore are not directly comparable with the figures of the current year.

(b) Previous year's figures have been regrouped/recast wherever necessary to conform to the classification of the current year.

22 BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details	Registration No.	05778 State Code 18
	Balance Sheet Date	31 03 2002
II. Capital Raised during the year	Public Issue	NIL
(Amount in Rs.Thousands)	Rights Issue	NIL
	Bonus Issue	NIL
	Private placement	NIL
III. Position of Mobilisation and deployment of funds.	Total Liablities	36809116
(Amount in Rs.Thousands)	Total Assets	36809116
Sources of Funds	Paid-Up-Capital	1005477
	Reserves & Surplus	7668389
	Secured Loans	15309704
	Unsecured Loans	6792158
Application of Funds	Net Fixed Assets	12405955
	Investments	3940175
	Net Current Assets	14242851
	Miscellaneous Expenditure	186747
	Accumulated Losses	NIL
IV. Performance of Company	Turnover	17219840
(Amount in Rs.Thousands)	Total Expenditure	19374920
	Profit/(Loss) Before Tax	2155080 (-) ✓
	Profit/(Loss) After Tax	2155080 (-) ✓
	Earnings per share in Rupees	24.98 (-) ✓
	Dividend Rate %	NIL
V. Generic Names of Three Principal Products/Services of Company (as per monetary terms)	Item Code No.	310210
	Product Description	UREA
	Item Code No.	310530
	Product Description	DI-AMMONIUM PHOSPHATE
	Item Code No.	294110
	Product Description	PENICILLIN-G

Dr A C MUTHIAH
Chairman

T S SRIDHAR, IAS
S VENKITARAMANAN
S RAJAGOPAL
N R KRISHNAN
ASHWIN C MUTHIAH
R V GUPTA
Dr P L SANJEEV REDDY
S GURUMURTHY
Directors

BABU K VERGHESE
Managing Director

A SANTHANAKRISHNAN
Whole-time Director & Secretary

M G THIRUNAVUKKARASU
Finance Director

Place : Chennai
Date : 28 June 2002

STATEMENT REGARDING SUBSIDIARY COMPANIES PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

a. Name of Subsidiary Company	Indo-Jordan Chemicals Company Ltd.	SPIC Fertilizers and Chemicals Limited (SFCL) Mauritius	SPIC Fertilizers and Chemicals FZE (Subsidiary of SFCL, Mauritius)	Ind-Ital Chemicals Limited	SPIC Holdings and Investments Limited	Gulf SPIC Bahrain EC	SPIC Biotechnologies Limited
b. Financial year of the Subsidiary Company ended on	31 December 2001	31 March 2002	31 March 2002	31 March 2002	31 March 2002	31 December 2001	31 March 2002
c. Holding Company's Interest:							
(i) No. of Equity Shares	23163000	32640000	1	126873	30000000	29700	70
Face Value	One Jordanian Dinar	One USD	One million Arab Emirate Dirham	Rs. 100	Rs. 10	One Bahraini Dinar	Rs. 10
Paid up Value	JD 23163000	USD 32640000	AED 1000000	Rs. 12687300	Rs. 300000000	BD 29700	Rs. 700
(ii) Extent of Holding	52.17 per cent	83.54 per cent	83.54 per cent	100 per cent@	100 per cent	99 per cent	100 per cent
d. Net aggregate amount of Subsidiary's profits/(losses) not dealt with in the Holding Company's accounts:							
(i) for subsidiary's financial year	JD 473830	(USD 5196)	NIL	Rs. 2233746	Rs. 2980526	(BD 3427)	NIL
(ii) for its previous financial years	JD 8239330	(USD 10293)	**	(Rs. 8855546)	Rs. 17687496	(BD 3127)	**
e. Net aggregate amount of subsidiary's profits/(losses) dealt with in the Holding Company's accounts:							
(i) for subsidiary's financial year	NIL	NIL	NIL	NIL	NIL	NIL	NIL
(ii) for its previous financial years	JD 3937880	NIL	NIL	Rs. 2156841	NIL	NIL	NIL
f. Changes in the interest of the Holding Company between the end of the subsidiary's financial year ended 31 December 2001 and 31 March 2002							
(i) Holding Company's interest as on 31 March 2002 Number of Equity Shares Face Value Paid up value	--	Not Applicable	Not Applicable	Not Applicable	Not Applicable	--	Not Applicable
(ii) Extent of Shareholding							
g. Material changes between the end of the subsidiary's financial year ended 31 December 2001 and 31 March 2002 in respect of:	Increase/(Decrease)	Not Applicable	Not Applicable	Not Applicable	Not Applicable	--	Not Applicable
(i) Subsidiary's Fixed Assets	JD 42571						
(ii) Subsidiary's Investments	Nil						
(iii) Monies lent by subsidiary	Nil						
(iv) Monies borrowed by the subsidiary, other than for meeting current liabilities	Nil						

** Became subsidiary during the financial year 2001-02.

@ 70 per cent equity share capital is directly held by SPIC Limited and the remaining 30 per cent of equity share capital is held through its wholly owned subsidiary company SPIC Holdings and Investments Limited.

Dr A C MUTHIAH
Chairman

T S SRIDHAR, IAS
S VENKITARAMANAN
S RAJAGOPAL
N R KRISHNAN

ASHWIN C MUTHIAH
R V GUPTA
Dr P L SANJEEV REDDY
S GURUMURTHY

Directors

BABU K VERGHESE
Managing Director

A SANTHANAKRISHNAN
Whole-time Director & Secretary

M G THIRUNAVUKKARASU
Finance Director

Place : Chennai
Date : 28 June 2002

Consolidated Financial Statements

of

Southern Petrochemical Industries Corporation Limited

and

Its Subsidiaries

2001-2002

Auditors' report to the Board of Directors of Southern Petrochemical Industries Corporation Limited on the consolidated financial statements of Southern Petrochemical Industries Corporation Limited and its subsidiaries

We have examined the attached consolidated balance sheet of Southern Petrochemical Industries Corporation Limited and its subsidiaries as at 31 March 2002, the Consolidated profit and loss account and the consolidated cash flow for the year then ended.

These financial statements are the responsibility of the Southern Petrochemical Industries Corporation Limited's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of the subsidiaries, whose financial statements reflect total assets of Rs.121626.58 lacs as at 31st March 2002 and total revenues of Rs. 26183.70 lacs for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of the subsidiaries, is based solely on the report of the other auditors.

We report that the consolidated financial statements have been prepared by the company in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of Southern Petrochemical Industries Corporation Limited and its subsidiaries included in the consolidated financial statements.

i) Reference is invited to note 18 which refers to an interim stay of the operation of clause 33 of Accounting Standard 22 obtained from the Madras High Court by the Company.

ii) In respect of SPIC Fertilizers and Chemicals FZE, their auditors have, without qualifying their opinion, drawn attention to Note 13 which states that the project is in its implementation stage and the plant would be commissioned by the first quarter of 2004. Continuation of the establishment as a going concern and realisation of the major portion of the assets is dependent upon the establishment's ability to meet its future financing requirements and the success of future operations. Also without qualifying their opinion, they have drawn attention to Note 14 which states that the establishment has filed an appeal against a judgement given by the Dubai Court of First Instance in a legal case filed against the establishment by M/s. MCN Energy Enterprises Inc., USA.

On the basis of the information and explanation given to us and subject to the following

(a) *As stated in Note 9, an amount of Rs. 53733.01 lacs shown under Loans and Advances representing, Advances against Equity of Rs. 15070.64 lacs, Inter Corporate Deposits of Rs. 8052.74 lacs and interest of Rs. 30609.63 lacs accrued on both, has been invested in SPIC Petrochemicals Limited, a project promoted by the Company in 1994-95. The Company is hopeful that no loss will arise out of the above involvement. We are unable to express an opinion in this matter.*

(b) *Note 11 states the non-recognition of the interim downward revision of consumption norms for Urea of Rs 20188.86 lacs, on which we are unable to express an opinion, pending implementation and quantification of the policy parameters / norms for the VII & VIII Pricing Periods covering from 1.07.1997 onwards.*

(c) *As stated in Note 12, in respect of Indo-Jordan Chemicals Company Limited their auditors have reported that an insurance claim of JD 3347852 has been referred to arbitration, the arbitration proceedings are currently in progress. No provision for any loss relating to this insurance claim has been made in the financial statements.*

(d) *As stated in Note 1 (iii) and Note 6 the Company has been following the accounting policy of capitalising borrowing costs on advances given to a company promoted by it which is to be adjusted eventually against equity to be issued by that company. Consequent to the Accounting Standard – 16 Borrowing costs , which has been made mandatory with effect from 1 April 2000 such borrowing costs cannot be capitalised .During the year interest of Rs. 4846.86 lacs has been capitalised as part of the carrying amount of such advances. Had the Accounting Standard been followed and such interest not been capitalised but charged to the profit and loss account the interest and financial charges and loss for the year would have been higher to that extent, and loans and advances and general reserve would have been lower by Rs.10573.31 lacs.*

(e) *We further report that without considering items mentioned in items (a) to (c) above the effect of which could not be determined had the observations made by us in paragraph (d) above been considered the net loss for the year would have been Rs. 26478.07 lacs (as against the reported figure of Rs. 21631.21 lacs), interest and financial charges would have been Rs. 27786.78 lacs (as against the reported figure of Rs. 22939.92 lacs), loans and advances would have been Rs. 145006.20 lacs (as against the reported figure of Rs. 155579.51 lacs) and general reserve would have been in the negative by Rs. 4098.75 lacs (as against the reported figure of Rs. 6474.56 lacs).*

and on the consideration of the separate audit reports on individual audited financial statements of Southern Petrochemical Industries

Corporation Limited and its aforesaid subsidiaries, we are of the opinion that:

i) the Consolidated balance sheet gives a true and fair view of the consolidated state of affairs of Southern Petrochemical Industries Corporation Limited and its subsidiaries as at 31 March 2002

ii) the Consolidated profit and loss account gives a true and fair view of the consolidated results of operations of Southern Petrochemical Industries Corporation Limited and its subsidiaries for the year then ended and

iii) the Consolidated cash flow statement gives a true and fair view of the consolidated cash flows of Southern Petrochemical Industries Corporation Limited and its subsidiaries for the year then ended.

For A F FERGUSON & Co.,
Chartered Accountants

Place : Chennai
Date : 28 June 2002

A K Mahindra
Partner

CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2002

	Schedule		(Rupees in Lacs) As at 31 March 2002
SOURCES OF FUNDS			
Shareholders' funds:			
Share capital	1	10054.77	
Reserves and Surplus	2	77507.47	
			87562.24
Minority Interests:			
Share capital		13740.31	
Reserves and Surplus		1817.91	
			15558.22
Loan funds:			
Secured	3	180234.09	
Unsecured	4	73753.61	
			253987.70
TOTAL			357108.16
APPLICATION OF FUNDS			
Fixed assets:	5		
Gross block			291505.11
Less : Depreciation			134393.85
Net block			157111.26
Capital work-in-progress and advance against capital expenditure			63882.51
			220993.77
Investments	6		12185.57
Current assets, loans and advances:			
Inventories	7	27620.50	
Sundry debtors	8	28414.12	
Cash and bank balances	9	5947.95	
Loans and advances	10	155579.51	
		217562.08	
Less : Current liabilities and provisions	11		
Liabilities		95505.15	
Provisions		25.38	
		95530.53	
Net current assets			122031.55
Deferred Tax Liability (Net) (Note 16)			(7.00)
Miscellaneous expenditure (Note 7) (to the extent not written off or adjusted)			1904.27
TOTAL			357108.16
Notes on accounts	15		

Per our report attached

Dr A C MUTHIAH
Chairman

BABU K VERGHESE
Managing Director

A SANTHANAKRISHNAN
Whole-time Director & Secretary

M G THIRUNAVUKKARASU
Finance Director

For A F FERGUSON & Co.,
Chartered Accountants

A K MAHINDRA
Partner

Place : Chennai
Date : 28 June 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2002

	Schedule		(Rupees in Lacs) Year ended 31 March 2002
INCOME			
Sales and services		188890.76	
Other income	12	2257.77	
TOTAL INCOME			191148.53
EXPENDITURE			
Purchase of finished goods (net)			18656.41
Manufacturing and other expenses	13		163476.05
Interest and financial charges (net)	14		22939.92
Depreciation for the year		12558.08	
Less : Credit for amount withdrawn from revaluation reserve [Note 4(e)]		4874.70	
			7683.38
TOTAL EXPENDITURE			212755.76
PROFIT/(LOSS) BEFORE TAXATION			(21607.23)
Less : Provision for taxation - Current			2.89
- Deferred			10.50
PROFIT/(LOSS) AFTER TAXATION			(21620.62)
Less : Profit applicable to Minority Interests			10.59
Net Profit/(Loss)			(21631.21)
Profit brought forward			3530.49
Amount available for appropriation			(18100.72)
APPROPRIATIONS:			
Transfer to:			
- Statutory reserve (Note 18)			44.93
BALANCE LOSS CARRIED TO BALANCE SHEET			(18145.65)
Basic and diluted earnings per share (Rs.)			(25.07)
Notes on accounts	15		

Per our report attached to the Balance Sheet

Dr A C MUTHIAH
Chairman

BABU K VERGHESE
Managing Director

A SANTHANAKRISHNAN
Whole-time Director & Secretary

M G THIRUNAVUKKARASU
Finance Director

For A F FERGUSON & Co.,
Chartered Accountants

A K MAHINDRA
Partner

Place : Chennai
Date : 28 June 2002

(Rupees in Lacs)
As at 31 March 2002

SCHEDULE 1

SHARE CAPITAL

Authorised:		
19,10,00,000 Equity shares of Rs.10 each	19100.00	
109,00,000 Redeemable cumulative preference shares of Rs.100 each	10900.00	
		30000.00
Issued, subscribed and paid up:		
8,80,47,700 Equity shares of Rs.10 each	8804.77	
3,00,000 14.50% Redeemable cumulative non-convertible preference shares of Rs.100 each	300.00	
8,50,000 11.50% Redeemable cumulative non-convertible *preference shares of Rs.100 each*	*850.00*	
1,00,000 10.00% Redeemable cumulative non-convertible preference shares of Rs.100 each	100.00	
		10054.77

1. **Equity shares:**
   (a) 1,70,00,000 Equity shares were allotted as fully paid up bonus shares, by capitalisation of Rs. 1700 lacs, from General Reserve.

2. **Preference shares:**
   (a) 13.50 per cent Redeemable cumulative non-convertible preference shares of Rs. Nil issued on private placement basis are redeemable at par after the expiry of 48 months from the date(s) of allotment, with option to redeem by both the parties on the expiry of 12, 24 or 36 months from the date(s) of allotment. The Company redeemed the preference shares during the year.

   (b) 14.50 per cent Redeemable cumulative non-convertible preference shares of Rs. 300 lacs issued on private placement basis are redeemable at par after the expiry of 60 months from the date(s) of allotment with option to redeem by both the parties on the expiry of 12, 24, 36 or 48 months from the date(s) of allotment. The preference shares have fallen due for redemption during the year.

   (c) 11.50 per cent Redeemable cumulative non-convertible preference shares of Rs. 850 lacs issued on private placement basis are redeemable at par after the expiry of 36 months from the date(s) of allotment. The Company redeemed Rs. 1500 lacs of preference shares during the year.

   (d) 10.00 per cent Redeemable cumulative non-convertible preference shares of Rs. 100 lacs issued on private placement basis are redeemable at par after the expiry of 36 months from the date(s) of allotment.

CONSOLIDATED

(Rupees In Lacs)

	As at 31 March 2001	Additions	Deductions	As at 31 March 2002
SCHEDULE 2				
RESERVES AND SURPLUS				
Securities Premium Account	13322.35	--	--	13322.35
Debenture Redemption Reserve	3800.00	--	--	3800.00
Revaluation Reserve Account (Note 4)	53351.22	--	5087.99	48263.23
Capital Redemption Reserve	4000.00	2500.00	--	6500.00
Contingency Reserve	4200.00	--	4200.00	--
Statutory Reserve	909.72	44.93	--	954.65
General Reserve	22920.21	4200.00*	20645.65**	6474.56
Profit and Loss Account	3526.98	3.51***	3530.49	--
	106030.48	6748.44	33464.13	79314.79
Add : Minority Interests - Net Income for the year		10.59		10.59
	106030.48	6759.03	33464.13	79325.38
Less : Minority Interests in Reserves & Surplus				(1817.91)
				77507.47

* Transferred from contingency reserve

** Balance loss transferred from profit and loss account Rs.18145.65 lacs and transfer to capital redemption reserve on redemption of preference shares Rs. 2500 lacs.

*** Represents accumulated net deferred tax asset of Rs. 3.51 lacs (Refer note 16)

(Rupees in Lacs)

	As at 31 March 2002
SCHEDULE 3	
SECURED LOANS	
I. Privately placed non-convertible debentures:	
(i) Series VII	5000.00
(ii) Series XIII	10000.00
Interest accrued and due	2158.20
II. Loans	
(a) From Banks	
(i) Term Loans	5378.69
(ii) Working capital facilities	97275.16
(b) From Financial Institutions	
Term Loans	59390.23
Interest accrued and due	1031.81
	180234.09

SECURED LOANS (Contd.)

Notes:

1. (a) Debentures disclosed in Item I above, are secured / to be secured by a *pari passu* charge on immovable properties, both present and future, by way of joint equitable mortgage and charge on the movable assets except ship, both present and future, by way of hypothecation (save and except book debts), subject to prior charge on current assets in favour of the Company's bankers, except for charges stated in 3(b) below.

   (b) Series VII Non-Convertible Debentures of Rs. 5000 lacs of the Company, included under item I (ii) above, are redeemable at par as follows:

   (i) Rs. 2500 lacs on 1 August 2002

   (ii) Rs. 2500 lacs on 1 August 2003

   (c) Series XIII Non-Convertible Debentures of Rs.10000 lacs of the Company included under item no. I (iii) above, are redeemable at par as follows:

   (i) Rs. 3333.33 lacs on 18 April 2003 and on 29 August 2003

   (ii) Rs. 3333.33 lacs on 18 April 2004 and on 29 August 2004

   (iii) Rs. 3333.34 lacs on 18 April 2005 and on 29 August 2005

2 (a) Term loan of Rs. 219.09 lacs from a bank, included under item II(a)(i) is secured by a *pari passu* charge by way of joint equitable mortgage of all immovable properties and secured by way of hypothecation (subject to Bankers' prior charges) of all the present and future movable properties of the Company except ship and charges stated in 3(b) below.

   (b) Term loans of Rs.3492.41 lacs included under item II(a)(i), availed from foreign banks are secured by guarantee issued by a nationalised bank, which guarantee is secured by a *pari passu* second charge on immovable properties of the Company by way of joint equitable mortgage.

   (c) Terms loans of Rs. 1226.44 lacs included under item II(a)(i) availed from a foreign bank is secured by a first ranking mortgage on the movable and immovable assets including the manufacturing plants with all fixtures of Indo-Jordan Chemicals Company Limited.

   (d) Term loan of Rs. 440.75 lacs included under item II(a)(i) availed is secured by the pledge of the investments of SPIC Holdings and Investments Limited in the equity shares of Industrial Development Bank of India, IDBI Bank Limited, Bank of India and South India Corporation (Agencies) Limited.

3. (a) Term loans of Rs. 30441.87 lacs from financial institutions, included under II(b), are secured / to be secured by a *pari passu* charge by way of joint equitable mortgage of all immovable properties and secured by way of hypothecation (subject to bankers' prior charges) of all present and future movable properties of the Company except ship and charges stated in 3(b) below.

   (b) Term loan of Rs. 1000 lacs from a financial institution included under item II(b), is secured by equitable mortgage of all immovable properties of the Company's Tissue Culture Project.

   (c) Term loan of Rs. 2500 lacs from a financial institution included under item II(b), is to be secured by a *pari passu* charge by way of joint equitable mortgage of the Company's housing colony at Tuticorin.

   (d) Terms loans of Rs. 25448.36 lacs included under item II(b) availed from foreign financial institutions are secured by a first ranking mortgage on the movable and immovable assets including the manufacturing plants with all fixtures of Indo-Jordan Chemicals Company Limited.

4. Working capital facilities from banks amounting to Rs. 97253.66 lacs, disclosed under item II(a)(ii), are secured by way of hypothecation of inventories and all present and future book debts of the Company including Government subsidies and secured / to be secured by second charge on immovable properties by way of joint equitable mortgage, except for ship and charges stated in 3(b) above and are further secured / to be secured by Personal Guarantee of a director (which has been counter guaranteed by the Company) and by pledge of shareholding of the private promoters in the Company and pledge of shares held by the Company which have been identified for disinvestment. Working capital facilities amounting to Rs. 21.50 lacs of Ind-Ital Chemicals Limited are secured by way of equitable mortgage of fixed assets, hypothecation of stocks of raw materials, stock in process, finished goods and book debts both present and future alongwith a corporate guarantee of the Company.

CONSOLIDATED

(Rupees in lacs)
As at
31 March 2002

SCHEDULE 4

UNSECURED LOANS

(a)	Floating rate notes	58572.00
(b)	Fixed deposits	3441.58
(c)	Short-term loans and advances	
	From banks	1476.89
	From other than banks	6920.74
(d)	Long-term loans and advances from others	3342.40
		73753.61

SCHEDULE 5

FIXED ASSETS

(Rupees in Lacs)

Description	COST OR VALUATION				DEPRECIATION				NET BOOK VALUE
	As at 31 March 2001	**Additions/ Adjustments**	**Deductions/ Adjustments**	**As at 31 March 2002**	As at 31 March 2001	**For the Year**	**Deductions/ Adjustments**	**As at 31 March 2002**	**As at 31 March 2002**
Freehold land and development	5501.63	**35.56**	--	**5537.19**	--	--	--	--	**5537.19**
Leasehold land	110.33	**20.06**	--	**130.39**	--	--	--	--	**130.39**
Buildings and sanitary fittings	32702.84	**281.41**	--	**32984.25**	8531.94	**634.81**	--	**9166.75**	**23817.50**
Plant and machinery	231219.03	**1594.76**	**1224.04**	**231589.75**	104652.72	**10636.55**	**947.91**	**114341.36**	**117248.39**
Electrical fittings and water supply installations	6295.53	**34.27**	**59.22**	**6270.58**	3055.93	**246.12**	**47.81**	**3254.24**	**3016.34**
Furniture, fixtures, office and other equipment	5725.57	**129.24**	**100.25**	**5754.56**	2231.39	**402.04**	**56.30**	**2577.13**	**3177.43**
Roads	1449.16	**1.89**	--	**1451.05**	576.32	**39.68**	--	**616.00**	**835.05**
Railway siding	482.89	**18.42**	--	**501.31**	65.14	**21.28**	--	**86.42**	**414.89**
Vehicles	1544.04	**37.90**	**121.97**	**1459.97**	702.93	**148.67**	**72.70**	**778.90**	**681.07**
Ships	5826.06	--	--	**5826.06**	3144.12	**428.93**	--	**3573.05**	**2253.01**
Total	290857.08	**2153.51**	**1505.48**	**291505.11**	122960.49	**12558.08**	**1124.72**	**134393.85**	**157111.26**
Capital work-in-progress, capital goods in transit and advance against capital expenditure									**63882.51**
TOTAL									**220993.77**

(Rupees in lacs)
As at 31 March 2002

SCHEDULE 6

INVESTMENTS

NON-TRADE (AT COST) - LONG TERM (Unquoted)		
In Kisan Vikas Patra		19.35
In Indira Vikas Patra		47.81
In shares (fully paid)		
15 shares of Rs.50 each in Cuffe Castle Co-operative Housing Society Limited		0.01
In Units of Unit Trust of India 25,020 units of Rs. 10 each		3.36
In GIC Fortune -94 Units of GIC Mutual Fund 12626 Units of Rs. 10/- each		1.00
In 11% MSEB Bonds		10.40
In 13.75% IDCOL Bonds		15.75
In Equity Shares		250.25
NON-TRADE (AT COST) - LONG TERM (Quoted)		
In Equity Shares		946.49
TRADE (AT COST) - LONG TERM		
In Equity Shares (Unquoted)		881.67
In Equity Shares (Quoted)		10009.48
		12185.57
Aggregate value of unquoted investments		1229.40
Aggregate value of quoted investments		10956.17
Market value of quoted investments		4534.98

SCHEDULE 7

INVENTORIES

Stores and spares		9061.10
Raw materials		5097.31
Work-in-process		897.04
Contracts-in-progress	16304.98	
Less : Progress payments received	14271.37	
		2033.61
Finished goods		10531.44
		27620.50

SCHEDULE 8

SUNDRY DEBTORS

Unsecured :		
Debts outstanding for a period exceeding six months:		
Considered good	8210.42	
Considered doubtful	954.85	
		9165.27
Other debts:		
Considered good		20203.70
		29368.97
Less : Provision for doubtful debts		954.85
		28414.12

CONSOLIDATED

(Rupees in lacs)

As at 31 March 2002

SCHEDULE 9

CASH AND BANK BALANCES

Cash and cheques on hand		67.78
Bank balances		
With scheduled banks :		
On current accounts		191.80
On fixed deposits		1750.34
With other banks :		
On current accounts		3934.05
On margin accounts		3.98
		5947.95

SCHEDULE 10

LOANS AND ADVANCES

Advances recoverable in cash or in kind or for value to be received:		
Secured-Considered good		628.95*
Unsecured:		
Considered good	153967.66	
Considered doubtful	17.26	
	153984.92	
Less : Provision for doubtful advances	17.26	
		153967.66
Income-tax payments less provision		972.62
Balance with Customs, Port Trust and Central Excise on current accounts		10.28
		155579.51

* Represents employees' loans of the Company which is disclosed net of loans of Rs. 2303.16 lacs received from Housing Finance Companies. The said loans received are secured by equitable mortgage of employees' properties who have availed loans under the scheme.

SCHEDULE 11

CURRENT LIABILITIES AND PROVISIONS

CURRENT LIABILITIES:		
Sundry creditors		
- total outstanding dues to small scale industrial undertakings	9.85	
- others	90606.37	
Unclaimed dividends	145.18	
Dividend payable to minority shareholders	1219.30	
Interest accrued but not due on loans	3524.45	
		95505.15
PROVISIONS:		
Gratuity		25.38
		95530.53

(Rupees in lacs)

Year ended 31 March 2002

SCHEDULE 12

OTHER INCOME

Dividend from trade investments		427.56
Dividend from non-trade investments		77.43
Interest from non-trade investments		4.05
Profit on sales of assets (net)		3.47
Miscellaneous		1745.26
		2257.77

SCHEDULE 13

MANUFACTURING AND OTHER EXPENSES

Raw materials consumed		
Opening stock	3609.17	
Add: Purchases	70253.66	
	73862.83	
Less: Cost of raw materials sold	745.12	
	73117.71	
Less: Closing stock	5097.31	
Raw materials consumed		68020.40
Stores and spares consumed		2584.68
Power, fuel and water charges		20225.31
Sales promotion expenses		544.77
Salaries, wages and bonus		11230.61
Contribution to gratuity and superannuation funds		244.16
Contribution to provident and other funds		317.91
Staff welfare expenses		674.87
Rent		1536.99
Rates and taxes		387.99
Excise duty		1689.04
Insurance		1294.38
Repairs to:		
Plant and machinery	2625.17	
Buildings	871.12	
Others	488.37	
		3984.66
Commission on sales		17.99
Rebates and discounts		5270.74
Packing, transportation and handling		12813.51
Provision for doubtful debts and advances (net)		60.71
Turnover tax		1119.72
Loss on sale of assets (net)		0.29
Loss on sale of investments		2976.90
Supply of materials and equipment for construction contracts		1799.82
Sub-contractors payments		3738.44
Miscellaneous expenses		9742.96
Opening Stock		
Finished goods	13656.26	
Work-in-process (including Contracts in progress)	27276.40	
	40932.66	
Closing Stock		
Finished goods	10531.44	
Work-in-process (including Contracts in progress)	17202.02	
	27733.46	
		13199.20
		163476.05

		(Rupees in lacs) Year ended 31 March 2002
SCHEDULE 14		
INTEREST AND FINANCIAL CHARGES		
On debentures		2028.71
On other fixed interest bearing loans		10440.34
On others		17864.99
		30334.04
Less:		
Interest on advances to companies	4846.86	
Interest on deposits, book debts, loans and others (Tax deducted at source on interest received Rs.68.08 lacs)	2547.26	7394.12
		22939.92

SCHEDULE 15

NOTES ON ACCOUNTS ON THE CONSOLIDATED FINANCIAL STATEMENTS OF SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED FOR THE YEAR ENDED 31 MARCH 2002

1. **ACCOUNTING POLICIES**

The significant accounting policies followed are as stated below:

(i) Fixed Assets and Depreciation

Fixed assets are capitalised at acquisition cost, including directly attributable cost of bringing the assets to its working condition for the intended use. Borrowing costs incurred on fixed assets from 1 April 2000 are being capitalised in accordance with the Accounting Standard 16, which comes into effect in respect of accounting periods commencing on 1 April, 2000.

Certain assets have been revalued as on 1 January 1985, 1 June 1987, 30 September 1992, 31 March 1996, 1 April 1998, 31 March 1999 and 31 March 2000 and the resultant surplus has been added to the cost of the assets.

Depreciation on fixed assets is provided on straight-line method in accordance with Schedule XIV to the Companies Act, 1956. Where carrying value of an asset has undergone subsequent changes on account of exchange fluctuation, the depreciation on the revised unamortised depreciable amount is provided prospectively over the residual useful life of the assets.

(ii) Foreign Currency Transactions

Foreign currency transactions are recorded in the books by applying the exchange rate as on the date of the transaction.

Foreign currency liabilities, arising on account of acquisition of assets, are converted at the exchange rate prevailing on the last working day of the accounting year or forward contract rates, as applicable, and the exchange difference is adjusted to the cost of assets. In the case of Indo-Jordan Chemicals Company Limited, such exchange differences arising subsequent to date of commencement of commercial production are charged to revenue, the impact of which is not material.

Investments in foreign currency are reported using the exchange rate at the date of the transaction.

Other foreign currency assets and liabilities are converted at the exchange rate prevailing on the last working day of the accounting year or forward contract rates, as applicable, and the exchange difference is adjusted to the profit and loss account except in case of forward contracts, where the difference between forward rate and exchange rate at the date of the transaction is recognised over the life of the contract.

iii) Investments

Long term investments are valued at cost. Borrowing costs incurred on specific borrowings for funds used for investments in /advances made to companies (where such advances are to be adjusted eventually against equity to be issued by those companies) are capitalised as part of the carrying amount of the investments/advances. The Company follows this policy in respect of those companies promoted by it and where it has an effective control over the operations of the investee company. The Company is involved in promoting mega projects, which may be larger than itself, and which involve substantial capital investment. Depending upon logistics, such mega projects are promoted as a separate entity or as part of a division of the Company. As the Company capitalises borrowing costs on cost and the viability of the project. M/s TCE have completed their study and submitted their report to IDBI and IDBI is examining the report.

Once the financial institutions release the required funds and the compensation of Rs. 3842.20 lacs payable to CPCL as per the MoS is settled and the stay by the Madras High Court is vacated, the Company will identify a strategic partner to invest in the project. The Company is hopeful that the project will be implemented once the above issues are resolved.

10. The Company had raised USD 120 million as unsecured Floating Rate Notes (FRN) for financing the import of Capital Goods for its operations and projects and for general corporate purposes. Interest and exchange fluctuation incurred up to 31 March 2000 totaling to Rs. 12825.03 lacs on part of the loan is being carried in capital work in progress and is expected to be adjusted to proposed projects / schemes.

11. The Company receives circulars from the Government of India periodically revising the retention price of urea due to changes in various parameters such as escalation / de-escalation of input prices, etc. These circulars are normally accounted for by the Company as and when it is received. In the current year, the Company received a circular dated 5 November 2001 revising the consumption norms on interim basis with effect from 1 April 2000. The impact of the circular for the period 1 April 2000 to 31 March 2002 is Rs. 20188.86 lacs. Subsequently, the Company received a letter dated 4 June 2002 from the Government of India setting out the policy parameters for VII and VIII pricing period which covers the period from 1 July 1997 to 31 March 2003 or till a new pricing policy is announced, whichever is earlier. As the implementation and quantification of these policy parameters / norms is yet to be finalised by the Government of India, the above circular has not been given effect to and charged to the Profit and Loss account.

12. In respect of Indo-Jordan Chemicals Company Limited, due to the reactor roof rubber lining failure there was an unforeseen shutdown of the plant for 49 days during November and December 1997. The company filed a claim with the insurer for a total amount of USD 4689407(JD 3347852), equivalent to Rs. 2281.08 lacs as on 31 March 2002, being the cost of repair of USD 562713 (JD 398401) and the consequent loss of profit of USD 4126694(JD 2949451).

The insurer refused the claim on the grounds that the lining failure was progressive in nature and the erection contractors were responsible for the failure. Since the lining failure was sudden and premature and the contractor was not responsible either by contract or by law, as per the provisions of the insurance policy, the Company filed a legal suit in December 1998 against the insurer, in the Court of Law in Amman, Jordan. To facilitate an early settlement, at the insistence of the insurer and on the recommendation of the Company's legal counsel, the case was referred to an arbitration panel. The arbitration proceedings are in progress.

13. In respect of SPIC Fertilizers and Chemicals FZE, Dubai the establishment is in the process of developing a facility to manufacture ammonia/ urea fertilizers in the Jebel Ali Free Zone. A plot of 240000 sq.mts has been leased from the Free Zone Authority for fifteen years with renewable option for a similar period.

The plant, after necessary modifications and refurbishment, will have the following production capacities using natural gas as the feed stock:

Ammonia 685 Metric Tonnes Per Day

Urea 1200 Metric Tonnes Per Day

While ammonia (intermediary product) would be consumed in the manufacturing process the end product, urea, will be marketed in the Indian sub-continent at competitive prices through a buy back arrangement with Southern Petrochemical Industries Corporation Limited, India. The estimate project cost is around USD 190 million.

After securing a letter of commitment from Dubai Supply Authority for the supply of Natural Gas to the project, the Company is in the process of entering into detailed Gas Sales and Purchase Agreement (GSPA) with the Government of Dubai, in order to initiate action for the syndication of the loan. A lead bank from UK has given the in-principle acceptance to syndicate the loan for the project.

It is estimated that the mechanical completion would be by the end of 2003 and the plant would be commissioned by the first quarter of 2004.

14. In respect of SPIC Fertilizers and Chemicals FZE, Dubai the amount payable to an ex-promoter (M/s MCN Energy Enterprises Inc., USA) is secured against property, plant and equipment and a promissory note executed by the company, and was payable on 30th September, 2000. Since this amount was not paid on 30 September 2000, a legal case was filed by M/s MCN Energy Enterprises Inc., USA against the establishment in Dubai Courts under Case No. 664/2000. The Dubai Court of first instance has directed the establishment to pay an amount of USD 22295679 and interest of 9 per cent per annum from the date of filing the law suit till the final settlement. The entire liability up to 31 March 2002 has been fully provided. The establishment has now filed an appeal against the above judgement in the Dubai Court of Appeals and the appeal case is pending as of 31 March 2002.

15. No provision has been made in these accounts for the accumulated net deferred tax liability of the Company up to 31 March 2001 amounting to Rs. 11389 lacs as an interim stay of clause 33 of Accounting Standard 22 –'Accounting for taxes on income' - has been obtained from the Madras High Court. Clause 33 of the above Standard provides that the net deferred tax liability accumulated up to 31 March 2001 should be provided for, with a corresponding charge to revenue reserves.

Due to losses in the current year, the accumulated net deferred tax liability as on 31 March 2002 is lower than that as on 31 March 2001. Since no provision has been made for such deferred tax liability up to 31 March 2001 as stated above, no recognition of deferred tax asset of Rs. 6688 lacs has been made for the current year in these accounts.

The deferred tax liability upto 31 March 2001 and 31 March 2002 is as follows:

Rs. in lacs

	As at 31 March 2002	As at 31 March 2001
Depreciation	9995	8311
Subsidy	12172	16454
Others	361	496
Deferred tax liability	**22528**	**25261**
Provision for doubtful debts	267	237
Carry forward business losses	2501	1843
Unabsorbed depreciation	14817	11369
Others	242	423
Deferred tax asset	**17827**	**13872**
Net deferred tax liability	4701	11389

16. Ind-Ital Chemicals Limited has provided for deferred tax liability during the year in accordance with AS 22. The net deferred tax asset accumulated up to 31 March 2001 amounting to Rs. 3.51 lacs has been adjusted to the opening balance in profit and loss account.

The breakup of deferred tax liability as at 31 March, 2002 is as follows:

Rs in Lacs

	As at 31 March 2002
Depreciation	9.17
Deferred tax liability	9.17
Disallowance under section 43B of the Income Tax Act	2.17
Deferred tax asset	2.17
Net deferred tax liability	7.00

17. Provision for tax disclosed in the accounts is in respect of Ind-Ital Chemicals Limited.

18. Transfer to Statutory Reserve is in respect of Indo-Jordan Chemicals Company Limited and SPIC Holdings and Investments Limited.

19. **Related party disclosures under Accounting Standard - 18**

i) The list of related parties as identified by the management are as under:

Associates	1. Tuticorin Alkali Chemicals & Fertilisers Ltd. 2. SPEL Semiconductor Ltd. 3. Manali Petrochemical Ltd. 4. Tamilnadu Petroproducts Ltd.
Joint ventures	1. Technip India Ltd. 2. SPIC JEL Engineering Construction Ltd.
Key management personnel of the Company	1. Dr. A C Muthiah 2. Thiru Ashwin C Muthiah 3. Thiru Babu K Verghese 4. Thiru A Santhanakrishnan 5. Thiru M G Thirunavukkarasu 6. Dr. P R Sundaravadivelu 7. Thiru S Stalin
Relatives of key management personnel of the Company	1. Thirumathi Devaki Muthiah 2. Thirumathi Abirami Jawahar 3. Thirumathi S Kalavathy 4. Thirumathi S Ragini Prakash 5. Thirumathi S Kousalya
Enterprise owned by / over which key management personnel is able to exercise significant influence	1. SPIC Petrochemicals Ltd. 2. Matsu Enterprises (P) Ltd. 3. Kandamchira Investments (P) Ltd. 4. Saras Permanent Fund Ltd. 5. Saras Innovative Investments & Finance Ltd. 6. Saras Vision Mission (P) Ltd. 7. Saras Exclusive Estates & Resorts (P) Ltd. 8. Sri Karpaka Vinayagar Agencies 9. Prestige Agencies 10. Crescent Agencies 11. South India Investment Associates 12. National Aromatics and Petrochemicals Corporation Ltd.

ii) The following transactions were carried out with the related parties:

Rs. in lacs

Sl. No.	Particulars	Associates	Joint Ventures	Key Management Personnel (KMP)	Relatives of KMP	Enterprise owned by / over which KMP is able to exercise significant influence
1	Balance outstanding as of 31 March 2002 (Net Dr.)	18950.57	683.64			55804.15
2	Advance against equity					50.36
3	Inter corporate deposits/loans given					402.08
4	Sale of goods	682.10				
5	Income from services rendered	984.32	26.32			
6	Sale of fixed assets	0.70				
7	Interest accrued on loans/iCDs	979.83				1330.88
8	Interest accrued on advance against equity					4846.86
9	Income from lease rentals		1.53			4.11
10	Service/Consultancy charges	6.96				
11	Sub-contract payments		872.79			
12	Managerial remuneration			160.45		
13	Rent paid			10.80		
14	Sitting Fees			0.30		
15	Dividend Paid			0.21	0.03	
16	Dividend Received	380.85	42.50			
17	Purchase of raw materials	1503.04				

iii) Amounts written of during the year in respect of amounts due from related parties:

	(Rs. in lacs)
Joint Ventures	449.64
Associates	199.62

20. Earnings per share:

	For the year ended 31 March 2002
Profit/(Loss) after taxation and preference dividend as per profit and loss account (Rs. in lacs)	(22075.66)
Number of shares used in computing earnings per share	88047700
Earnings per share - basic and diluted (in Rupees)	(25.07)
Face value per share (in Rupees)	10

21. Principles of Consolidation:

(a) These consolidated financial statements relating to Southern Petrochemical Industries Corporation Limited ("the Company") and its subsidiaries, have been prepared in accordance with Accounting Standard – 21 (AS 21) "Consolidated financial statements" issued by the Institute of Chartered Accountants of India.

As this is the first year of adoption of AS-21, figures for the previous year have not been presented.

(b) The subsidiary companies considered in these consolidated financial statements are:

Name of the Company	Country of Incorporation	Percentage of voting power held as at 31 March 2002	Year ending
Indo-Jordan Chemicals Company Ltd.	Jordan	52.17	31 December 2001
SPIC Holdings and Investments Ltd.	India	100	31 March 2002
Orchard Microsystems Ltd. (a 80.50 per cent subsidiary of SPIC Holdings and Investments Ltd.)	India	80.50	31 March 2002
Ind-Ital Chemicals Ltd. (a 70 per cent subsidiary of the Company and a 30 per cent holding by SPIC Holdings and Investments Ltd.)	India	100	31 March 2002
SPIC Fertilisers & Chemicals Ltd.	Mauritius	83.54	31 March 2002
SPIC Fertilisers & Chemicals FZE (a 100 per cent subsidiary of SPIC Fertilisers & Chemicals Limited, Mauritius)	Dubai	83.54	31 March 2002
SPIC Biotechnologies Ltd.	India	100	31 March 2002
Gulf SPIC Bahrain EC	Bahrain	99	31 December 2001

22. Segment Information

(Rupees in lacs)

	Agro inputs	Bulk drugs and Formulations	Others	Consolidated
Primary segment information (Business segments)				
Segment revenue				
Sales and services to External customers	156830.24	10974.79	21085.73	188890.76
Other income	619.32	132.50	428.09	1179.91
Inter segment sales	--	--	3.83	3.83
Total revenue	157449.56	11107.29	21517.65	190074.50
Elimination of inter segment sales	--	--	--	(3.83)
Total consolidated revenue	157449.56	11107.29	21517.65	190070.67
Segment results	12443.87	351.52	(3244.40)	9550.99
Unallocated expenditure net of unallocated income	--	--	--	5750.44
Operating profit	--	--	--	3800.55
Loss on sale of investments	--	--	--	2976.90
Interest (net)	--	--	--	22939.92
Income from investments	--	--	--	509.04
Profit / (Loss) before tax	--	--	--	(21607.23)
Income taxes				13.39
Profit / (Loss) after tax	--	--	--	(21620.62)
Other information				
Segment assets	237750.50	22034.91	16506.28	276291.69
Unallocated corporate assets	--	--	--	174451.90
Total assets	--	--	--	450743.59
Segment liabilities	298744.56	7108.27	8729.15	314581.98
Unallocated corporate liabilities	--	--	--	34945.42
Total liabilities	--	--	--	349527.40
Capital expenditure	1790.95	190.05	322.53	--
Depreciation	5719.47	1234.12	510.44	--
Non-cash expenses other than depreciation	160.30	35.73	--	--
Secondary segment Information (Geographical segments)	Revenue	Carrying amount of Segment Assets	Additions to Fixed Assets	
Inside India	153847.10	207658.73	2034.50	
Outside India	35043.66	68632.96	269.44	
Total	188890.76	276291.69	2303.94	

NOTES:

1. **Business segments**

The business segment has been considered as the primary segment for disclosure. Segments have been identified and reported taking into account the nature of products, the differing risks and returns, the organization structure and the internal reporting system.

The products included in each of the business segments are as follows:

- **Agro inputs** includes fertilizers and phosphoric acid manufactured by Indo-Jordan Chemicals Company Limited.
- **Bulk drug and Formulations** includes Penicillin-G and formulations
- **Others** include maintenance contracts, tissue culture and floriculture, synthetic resins, investments and information technology services

Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated expenditure net of unallocated income".

Unallocated corporate assets and unallocated corporate liabilities include the assets and liabilities of those companies which are yet to commence operations.

2. **Geographical segments**

The geographical segments considered for disclosure are as follows:

- **Sales within India** includes sales to customers located within India
- **Sales outside India** includes sales to customers located outside India

23. CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2002

		(Rupees in lacs) Year ended 31 March 2002
A. CASH FLOW FROM OPERATING ACTIVITIES:		
Net Profit / (Loss) before tax		(21607.23)
Adjustment for :		
Depreciation	7683.38	
(Profit)/loss on sale of assets	(3.18)	
(Profit)/loss on sale of investments	2976.90	
Exchange difference	3087.77	
Interest paid (net)	22939.92	
Income from investments	(509.04)	
		36175.75
Operating profit before working capital changes		14568.52
Adjustments for :		
(Increase)/Decrease in sundry debtors	18212.77	
(Increase)/Decrease in inventories	4828.55	
(Increase)/Decrease in loans and advances	4441.76	
(Increase)/Decrease in miscellaneous expenditure	78.52	
Increase/(Decrease) in current liabilities and provisions (See note 2 below)	4346.93	
		31908.53
Cash generated from operations		46477.05
Interest paid (net) (See note 1 below)		(22939.92)
Direct taxes		(484.81)
NET CASH FROM OPERATING ACTIVITIES		**23052.32**

CONSOLIDATED CASH FLOW STATEMENT (Contd.)

		(Rupees in lacs) **Year ended 31 March 2002**
B. CASH FLOW FROM INVESTING ACTIVITIES :		
Additions to fixed assets (including capital work-in-progress/ advances and adjustments for exchange fluctuation)	(6671.38)	
Proceeds from sale of fixed assets	170.64	
Payments on account of investments and advances to be adjusted against equity	(5552.18)	
Income from investments	509.04	
Proceeds from sale of investments	1587.77	
		(9956.11)
NET CASH FROM INVESTING ACTIVITIES		(9956.11)
C. CASH FLOW FROM FINANCING ACTIVITIES :		
Redemption of preference share capital	(2500.00)	
Proceeds from new borrowings (net)	(5930.40)	
Exchange difference	(3087.77)	
Dividend paid	(880.48)	
Loans / advances to other companies	(428.62)	
		(12827.27)
NET CASH FROM FINANCING ACTIVITIES		**(12827.27)**
NET CASH FLOWS DURING THE YEAR (A+B+C)		**268.94**
Cash and cash equivalents (opening balance)		**5679.01**
Cash and cash equivalents (closing balance)		**5947.95**

NOTES TO CONSOLIDATED CASH FLOW STATEMENT

1. Interest paid/received relates to the charge/income for the year and is considered as part of operating activities.
2. Short term loans from banks have been grouped as part of operating activities (along with current liabilities).

Dr A C MUTHIAH
Chairman

Place : Chennai
Date : 28 June 2002

BABU K VERGHESE
Managing Director
A SANTHANAKRISHNAN
Whole-time Director & Secretary
M G THIRUNAVUKKARASU
Finance Director

NOTES

INDO-JORDAN CHEMICALS COMPANY LIMITED

(A Joint Venture of SPIC-India, JPMC-Jordan and TAIC-Saudi Arabia)

ANNUAL REPORT FOR THE YEAR 2001

THE BOARD OF DIRECTORS

Mr Naser Madadha	Chairman
Dr A C Muthiah	Director
Mr Ashwin C Muthiah	Director
Mr Babu K Verghese	Director
Mr Khalid Sheyyab	Director
Mr Ahmed Mohammed Ahmed	Director
Mr Arjun Chari	Managing Director

AUDITORS

ERNST & YOUNG
P.O. Box 1140
Amman 11118, Jordan

LEGAL COUNSEL

Ali Sharif Zu'bi & Sharif Ali Zu'bi
P.O. Box 35267
Amman 11180, Jordan

DIRECTORS' REPORT FOR THE FISCAL YEAR 2001

The Directors have great pleasure in presenting the Company's 10th Annual Report along with the audited accounts of the Company for the fiscal year ended on 31 December 2001.

In the year under review, incidentally its fourth year of operation, the Company was not able to keep up its earlier excellent record of 100 per cent capacity utilisation; there was a substantial reduction in the offtake of acid in the first half of the year, which also reduced production. The Company, however, recovered from this situation in the second half of the year by diversifying its market and sourcing new buyers for its acid in India. Together with low prices of Phosphoric Acid in international markets, this contributed to the reduction in the net profit of the Company which stood at **USD 1.282 Million** for the year, as shown below:

OPERATING RESULTS	AMOUNT IN MILLION JD	AMOUNT IN MILLION USD
Turnover and Other Income	37.674	53.212
Cost of Sales	23.866	33.709
Financing Charges	3.120	4.407
Other Expenses	3.772	5.328
Profit before Depreciation	6.916	9.768
Depreciation	6.008	8.486
Profit before Tax	0.908	1.282
Provision for Tax	--	--
Profit after Tax	0.908	1.282

PLANT PERFORMANCE HIGHLIGHTS

The overall capacity utilization of the Plants was 86 per cent, against the targeted 100 per cent. The highlights are as below:

SL. No.	DESCRIPTION	PHOSPHORIC ACID (P_2O_5) – TARGETED	PHOSPHORIC ACID (P_2O_5) – ACHIEVED
1.	Annual Production	224000 MT	192010 MT
2.	Capacity Utilization	100 per cent	86 per cent
3.	On-stream Factor	--	70 per cent
4.	On-stream Efficiency	--	122 per cent

ACKNOWLEDGEMENT:

The Company is grateful to its Promoters, its financial institutions and government agencies in Jordan and India for the excellent support and co-operation extended to it.

The Board of Directors place and record their appreciation for the dedicated services of the Company's executives and staff, despite trials and tribulations and congratulate them on their commendable performance.

On Behalf of the Board

NASER MADADHA
Chairman

Place : Amman, Jordan
Date : 19 March 2002

AUDITORS' REPORT TO THE PARTNERS

We have audited the accompanying balance sheet of Indo Jordan Chemicals Company Limited as of 31 December 2001 and the related statements of income, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in note 4 to the financial statements the company's insurance claim in the sum of JD 3347852 has been referred to arbitration, the arbitration proceedings are currently in progress. No provision for any loss relating to this insurance claim has been made in the accompanying financial statements. The audit report on the financial statements as of 31 December 2000 was also qualified with regard to this matter.

In our opinion, except for the effect of such adjustments, if any, as might have been determined to be necessary had the outcome of arbitration described in the preceding paragraph been known, the financial statements present fairly, in all material respects, the financial position of the company, as of 31 December 2001, and the results of its operations and its cash flows for the year then ended in accordance with the International Accounting Standards.

Without further qualifying our opinion we draw attention to the following:

1) As discussed, in note 4 to the financial statements, at 31 December 2001 JD 12884971 is due from Southern Petrochemicals Industries Corporation Limited (SPIC), the majority shareholder, out of which JD 7626716 is over six months overdue. No provision was made for these overdue amounts as in the opinion of management all overdue amounts will be collected.

2) As discussed, in note 17 to the financial statements, the majority shareholder of the company SPIC is the sole buyer of the company's production. However, during the year 2001 SPIC was unable to fulfil its commitment and the company was selling its production to other customers in addition to SPIC.

Date : 19 March 2002
Place : Amman, Jordan

MOHAMED A. SAADEH
Registration No. 518(A)
For ERNST & YOUNG

BALANCE SHEET AS AT 31 DECEMBER 2001

(In Jordanian Dinars)

	Note	2001	2000
ASSETS			
CURRENT ASSETS			
Bank balances and cash	3	**5750291**	7832806
Accounts receivable	4	**18140478**	20163902
Inventories	5	**6463761**	6450852
Other current assets	6	**1155369**	303146
TOTAL CURRENT ASSETS		**31509899**	34750706
Property, plant and equipment	7	**90901012**	96521472
TOTAL ASSETS		**122410911**	131272178
LIABILITIES AND PARTNERS' EQUITY			
CURRENT LIABILITIES			
Current portion of long term loans	8	**9199908**	9246156
Accounts payable	9	**13631949**	12174075
Bank overdraft	10	**--**	1569263
Dividends	11	**3649370**	3649370
Other current liabilities	12	**629532**	833380
TOTAL CURRENT LIABILITIES		**27110759**	27472244
Long Term Liabilities			
Long term loans	8	**29949675**	39357699
Subordinated loan	13	**4248000**	4248000
TOTAL LIABILITIES		**61308434**	71077943
PARTNERS' EQUITY			
Share capital	14	**44401000**	44401000
Statutory reserve	15	**2424964**	2334140
Voluntary reserves	16	**2068294**	1962094
Retained earnings		**12208219**	11497001
TOTAL PARTNERS' EQUITY		**61102477**	60194235
TOTAL LIABILITIES AND PARTNERS' EQUITY		**122410911**	131272178

The attached notes 1 to 22 form part of these financial statements.

STATEMENT OF INCOME - Year Ended 31 December 2001

(In Jordanian Dinars)

	Note	2001	2000
Sales	17	**37423714**	54872428
Cost of sales	18	**(29823832)**	(42616455)
GROSS PROFIT		**7599882**	12255973
Transportation and shipping expenses		**(2666469)**	(3069520)
General and administrative expenses		**(1124162)**	(956276)
Directors' remuneration		**(31260)**	(30000)
OPERATING PROFIT		**3777991**	8200177
Finance charges - net		**(3120012)**	(3506843)
Gain on exchange		**187116**	276606
Other income		**63147**	117261
NET PROFIT FOR THE YEAR	19	**908242**	5087201

The attached notes 1 to 22 form part of these financial statements.

STATEMENT OF CASH FLOWS - Year Ended 31 December 2001

(In Jordanian Dinars)

	2001	2000
OPERATING ACTIVITIES		
Net profit	**908242**	5087201
Adjustments for:		
Depreciation	**6007946**	5973847
Profit on sales of plant and equipment	**(5175)**	(1532)
Finance costs - net	**3120012**	3506843
Operating profit before working capital changes	**10031025**	14566359
Decrease (increase) in accounts receivable	**2023424**	(6600992)
(Increase) decrease in inventories	**(12909)**	864638
(Increase) decrease in other current assets	**(852222)**	71832
Increase in accounts payable	**1457874**	3056887
Decrease in other current liabilities	**(203848)**	(142773)
	12443344	11815951
Finance costs - net	**(3120012)**	(3506843)
Net cash from operating activities	**9323332**	8309108
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(387494)**	(1282708)
Sales of plant and equipment	**5183**	5420
Net cash (used in) investing activities	**(382311)**	(1277288)
FINANCING ACTIVITIES		
Repayment of long term loans	**(9454272)**	(9530729)
Dividend payments	**--**	(3898800)
Net cash (used in) financing activities	**(9454272)**	(13429529)
DECREASE IN CASH	**(513251)**	(6397709)
Cash at the beginning of the year	**6263542**	12661251
CASH AT THE END OF THE YEAR	**5750291**	6263542

The attached notes 1 to 22 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY Year Ended 31 December 2001

(In Jordanian Dinars)

	Share capital	Reserve		Retained earnings	Total
		Statutory	Voluntary		
Balance at 1 January 2000	44401000	1825420	1537294	7343320	55107034
Net profit for the year	--	--	--	5087201	5087201
Transfer to statutory reserve	--	508720	--	(508720)	--
Transfer to voluntary reserve	--	--	424800	(424800)	--
Balance at 31 December 2000	44401000	2334140	1962094	11497001	60194235
Net profit for the year	--	--	--	908242	908242
Transfer to statutory reserve	--	90824	--	(90824)	--
Transfer to voluntary reserve	--	--	106200	(106200)	--
Balance at 31 December 2001	44401000	2424964	2068294	12208219	61102477

The attached notes 1 to 22 form part of these financial statements.

NOTES TO THE FINANCIAL STATMENTS 31 December 2001

1 ACTIVITIES

The financial statements of Indo-Jordan Chemicals Company Limited for the year ended 31 December 2001 were authorised for issue in accordance with a resolution of the directors on 19 March 2002. Indo-Jordan Chemicals is a limited liability Company incorporated in Jordan and registered at the Ministry of Industry and Trade under No. 2750 on 22 March 1992. The Company's main objectives are to manufacture and sell phosphoric acid and other chemical by-products.

The Company employed 380 employees as of 31 December 2001 (2000: 386).

2 SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation:

The financial statements have been prepared in accordance with the International Accounting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the Standing Interpretations Committee of the IASB.

The significant accounting policies adopted are as follows:

b) Accounting convention

The financial statements are prepared under the historical cost convention.

The accounting policies have been consistently applied by the Company and except for the change in accounting policy due to implementation of IAS 39 "Financial Instruments: Recognition and Measurement" from 1 January 2001 are consistent with those used in the previous year.

The financial statements are presented in Jordanian Dinars.

c) Change in accounting policies

The Company has adopted International Accounting Standard (IAS) 39 "Financial Instruments: Recognition and Measurement" for the year ended 31 December 2001. This has resulted in changes in the accounting policies of the Company in respect of recognition and measurement of financial instruments, which have had no material effect on the financial statements.

d) Property, plant and equipment

Property, plant and equipment is initially recorded at cost.

Carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amount where carrying values exceed this recoverable amount assets are written down to their recoverable amount.

e) Depreciation

Depreciation is provided on a straight line basis on all property, plant and equipment other than fixed assets under construction, at rates calculated to write off the cost of each asset over its expected useful life.

f) Inventories

Inventories are valued at the lower of cost or net realisable value. Cost includes all variable production costs plus an allocation of fixed production overheads based on the normal capacity of the production facilities.

Spare parts, raw materials and other consumables are valued on the weighted average cost basis.

Net realisable value is based on estimated selling price less any further costs expected to be incurred to completion and disposal.

g) Term loans

The term loans are carried on the balance sheet at their principal amounts. Instalments due within one year are shown as a current liability. Interest is charged as an expense as it accrues, with unpaid amounts included in other current liabilities.

h) Accounts payable and accruals

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether billed by the supplier or not.

i) Impairment and uncollectibility of financial assets

An assessment is made at each balance sheet date to determine whether there is objective evidence that a financial asset or group of financial assets may be impaired. If such evidence exists, the estimated recoverable amount of that asset is determined and any impairment loss recognized for the difference between the recoverable amount and the carrying amount. Impairment losses are recognised in the statement of income.

j) Accounts receivable

Accounts receivable are stated at original invoice amount less an allowance for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

k) Sales

Sales represent the invoiced value of goods supplied by the Company during the year.

l) Foreign currencies

Transactions in foreign currencies are recorded at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. All differences are taken to the statement of income.

m) Financial instruments

Financial instruments include receivables, cash, term loans, payables and certain other assets and liabilities.

3 BANK BALANCES AND CASH

Included in bank balances and cash as of 31 December 2001 is a restricted cash amount of JD 5103722 (2000: JD 7780514), deposited in HSBC Bank PLC and managed by Law Debenture Trust Corporation PLC. This restriction was placed pursuant to the Escrow Account Agreement between the company and the senior lenders comprising the International Finance Corporation, Netherlands Development Finance Company, Credit Commercial De France and Standard Chartered Grindlays Bank.

According to the Escrow Account Agreement all sales revenue must be transferred to the Escrow Account with HSBC Bank PLC, which restricts the use of 35 per cent (2000: 35 per cent) of the transferred amounts during the year for future loan repayments, unless otherwise approved by senior lenders.

Included in bank balances and cash are cash margins against letters of guarantee of JD 57318 (2000: JD 34045).

4 ACCOUNTS RECEIVABLE

(In Jordanian Dinars)

	2001	2000
Amount receivable from a related party	**12884971**	16796652
Other trade accounts receivable	**1885509**	--
Insurance claim receivable	**3347852**	3347852
Other receivables	**22146**	19398
	18140478	20163902

The company sells most of its production to two related parties (2000: all sales to two related parties).

The amounts receivable from the related party and the insurance claim receivable are due in US Dollars.

The amounts receivable from the related party is due from SPIC, the majority shareholder, out of which about JD 4869420 was paid subsequent to the balance sheet date and prior to the approval of the financial statements and the balance of JD 8015550 including about JD 7626716 over six months, which had not been collected at the date of approval of the financial statements. Management of the company believes this amount will be receivable in full no provision has been made against the amount due.

Due to the reactor roof rubber lining failure there was an unforeseen shutdown of the plant for 49 days during November and December 1997. The company filed a claim with the insurer for a total amount of USD 4689407 (JD 3347852) being the cost of repair of USD 562713 (JD 398401) and the consequential loss of profit of USD 4126694 (JD 2949451).

The insurer refused the claim on the grounds that the lining failure was progressive in nature and the erection contractors were responsible for the failure. Since the lining failure was sudden and premature and the contractor was not responsible either by contract or by law, as per the provisions of the insurance policy, the company filed a legal suit in December 1998 against the insurer, in the Court of Law in Amman, Jordan. To facilitate an early settlement, at the insistence of the insurer and on the recommendation of the Company's legal counsel, the case was referred to an arbitration panel. The arbitration proceedings are in progress.

5 INVENTORIES

	(In Jordanian Dinars)	
	2001	**2000**
Finished goods	**1167712**	728076
Work in progress	**87542**	141099
Raw materials	**220885**	302928
Spare parts and consumables	**4348491**	4603798
Chemicals	**639131**	674951
	6463761	6450852

6 OTHER CURRENT ASSETS

	2001	**2000**
Prepaid expenses	**146514**	108047
Refundable deposits	**10659**	11830
Advances to suppliers	**855652**	51562
Others	**142544**	131707
	1155369	303146

7 PROPERTY PLANT AND EQUIPMENT

(In Jordanian Dinars)

	Machinery and equipment	Buildings	Roads	Power and water distribution system	Furniture, office equipment and others	Motor vehicles	Fixed assets under construction	Total
Cost								
Balance as of 1 January 2001	105910833	7113490	1036569	625329	869136	784095	521134	116860586
Additions	--	--	--	--	11114	348	376032	387494
Transferred to fixed assets	311700	212008	--	1413	--	--	(525121)	--
Disposals	--	--	--	--	(19)	(33000)	--	(33019)
Balance as of 31 December 2001	106222533	7325498	1036569	626742	880231	751443	372045	117215061
Accumulated depreciation								
Balance as of 1 January 2001	17748683	1197706	177080	104140	598395	513110	--	20339114
Charge for the year	5303814	365692	51828	31294	112463	142855	--	6007946
Relating to disposals	--	--	--	--	(11)	(33000)	--	(33011)
Balance as of 31 December 2001	23052497	1563398	228908	135434	710847	622965	--	26314049
Net book values								
As of 31 December 2001	83170036	5762100	807661	491308	169384	128478	372045	90901012
As of 31 December 2000	88162150	5915784	859489	521189	270741	270985	521134	96521472
Depreciation rate per annum	5%	5%	5%	5%	20%	15 - 20%		

8 LONG TERM LOANS

(In Jordanian Dinars)

	2001		2000	
	Long Term	**Current**	Long Term	Current
Standard Chartered Grindlays	**900000**	**900001**	1800001	900001
International Finance Corporation	**9912000**	**2832000**	12744000	2832000
Credit Commercial De France	**16788450**	**4796700**	21585150	4796700
Netherlands Development Finance Company	**2349225**	**671207**	3228548	717455
	29949675	**9199908**	39357699	9246156

Following are the details of the loans agreements:

Standard Chartered Grindlays Loan

- The loan agreement was signed on 17 April 1995.

- The original loan amount of JD 4500000 is repayable in 10 equal and successive semi-annual instalments, starting from 17 April 1999. This loan was converted from Jordanian Dinars to an equivalent balance in US Dollars on 31 December 1999.
- The interest rate charged is 2 per cent over the weighted average cost of time deposits and reserves at Corporate Banking ANZ. From 14 December 1999 the interest rate charged amounts to 6 months LIBOR + 2 per cent margin and the commission charged equates to 0.25 per cent per annum calculated at the beginning of each interest period.
- The effective interest rate was 7.18 per cent (2000: 8.63 per cent).

International Finance Corporation Loan (IFC)

- The loan agreement was signed on 31 October 1994.
- The original loan amount of USD 30000000 (JD 21240000) is repayable in 15 equal and successive semi-annual instalments, starting from 31 March 1999.
- The interest rate charged is 10.5 per cent annually plus other loan fees.
- The effective interest rate was 10.5 per cent (2000: 10.5 per cent).

Credit Commercial De France Loan (CCF)

- The loan agreement was signed on 2 November 1994.
- The original loan amount of USD 54200000 (JD 38373600) is repayable in 16 equal and successive semi-annual instalments, starting from 2 November 1998.
- The effective interest rate was 6.03 % plus risk fees of 0.75 per cent (2000: 6.78 per cent).

Netherlands Development Finance Company Loan (FMO)

- The loan agreement was signed on 21 February 1995.
- The original loan amount of NLG 17649500 (JD 5029049) is repayable in 15 equal and successive semi-annual instalments, starting from 1 June 1999.
- The interest rate charged was 11.3 per cent annually for the first interest adjustment period ending on 30 June 1995 and for the rest of each interest adjustment period up to 31 March 1998 it was 3.6 per cent over the effective yield of 10 years Dutch Government Bonds, and thereafter up to the loan period at a uniform weighted average rate of the various interest rates applicable up to 31 March 1998 which amounted to 9.8 per cent since 31 March 1998.

The effective interest rate was 9.8 per cent (2000: 9.8 per cent).

All loans are collateralised by a first ranking mortgage on the Company's movable and immovable assets including the manufacturing plant with all its fixtures. A deed of mortgage was issued to the lenders against all the Company's assets.

9 ACCOUNTS PAYABLE

	(In Jordanian Dinars) 2001	2000
Amounts payable to related parties (note 20)	**11201189**	10824153
Other payables	**2430760**	1349922
	13631949	12174075

10 BANK OVERDRAFT

	--	1569263

The overdraft was obtained from Standard Chartered Grindlays Bank and carried interest of 11 per cent per annum.

11 DIVIDENDS

Dividends 1998	**541300**	541300
Dividends 1999	**3108070**	3108070
	3649370	3649370

The General Assembly approved in its meetings held on 18 March 1999 and 23 April 2000 to pay a dividend of 10 per cent and 7 per cent respectively of the share capital, on the profit for the years to 31 December 1998 and 1999, out of the excess amount released from the Escrow Account.

	(In Jordanian Dinars) 2001	2000
12 OTHER CURRENT LIABILITIES		
Financing charges	**627032**	830555
Others	**2500**	2825
	629532	833380

13 SUBORDINATED LOAN

In accordance with the Investment Agreement dated 31 October 1994 between the International Finance Corporation (IFC) and the Company, the Jordan Phosphate Mines Company Ltd. (JPMC) has granted the Company, on behalf of itself and its partners, an interest free loan amounting USD 6000000 (JD 4248000). In accordance with the loan agreement repayments shall be made bi-annually commencing 31 March 1999 from funds when available in the Excess Amount Account.

14 SHARE CAPITAL

The Company's capital consists of 44401000 shares with a par value of JD 1 each, divided as follows:

	(In Jordanian Dinars) Authorised, issued and fully paid 2001	2000
Southern Petrochemical Industries Corporation Ltd. - India (SPIC)	**23163000**	23163000
Jordan Phosphate Mines Company - Jordan (JPMC)	**15477000**	15477000
Arab Investment Company - S.S.A - Saudi Arabia	**5761000**	5761000
	44401000	44401000

15 STATUTORY RESERVE

As required by the Jordanian Companies Law, 10 per cent of the net profit for the year has been transferred to the statutory reserve. The Company may resolve to discontinue such annual transfers when the statutory reserve equals the issued share capital.

The statutory reserve is not available for distribution.

16 VOLUNTARY RESERVE

In accordance with Jordanian Companies Law, the voluntary reserve shall be utilised in the purposes determined by the Board of Directors. The General Assembly shall have the right to distribute it in whole or any part thereof as dividend to the shareholders if not utilised in such purposes.

17 SALES

In accordance with the Phosphoric Acid Off-Take Agreement, Southern Petrochemical Industries Corporation Limited (SPIC), the majority shareholder, is the sole buyer of the Company's production. However, SPIC has the option to use the acid from any shipment purchased from the Company either at its factory or to divert the acid to any other party. However, during the year 2001 SPIC was unable to buy all the Company's production and the company sold 65473 MT (2000: 55429 MT) of phosphoric acid in terms of P_2O_5 to Jordan Phosphate Mines Company (JPMC).

	(In Jordanian Dinars) 2001	2000
18 COST OF SALES		
Finished goods and work in progress as at 1 January	**869175**	1725061
Cost of production	**30209911**	41760569
Finished goods and work in progress as at 31 December	**(1255254)**	(869175)
Cost of sales	**29823832**	42616455
Cost of production is composed of the following:		
Raw materials	**16154452**	25760971
Salaries, wages and other benefits	**4444712**	4684136
Depreciation expense	**5958049**	5919486
Spares and consumables	**1536818**	1933395
Repairs and maintenance	**716773**	1204594
Insurance	**576588**	484168
Miscellaneous	**822519**	1773819
	30209911	41760569

(In Jordanian Dinars)

	2001	2000
19 NET PROFIT FOR THE YEAR		
Profit for the year is stated after charging:		
Staff costs:		
Wages and salaries	**4736516**	4935518
Other benefits	**203324**	231197
	4939840	5166715
Finance charges - net		
Term loan interest and charges	**4349227**	5336023
Bank interest income	**(299490)**	(603673)
Interest income on SPIC delayed payments	**(929725)**	(1225507)
	3120012	3506843
Depreciation of property, plant and equipment	**6007946**	5973847

20 RELATED PARTY TRANSACTIONS

These represent transactions with related parties i.e. partners and Companies of which they are principal owners. Pricing policies and terms of these transactions are approved by the Company's management.

Transactions with related parties included in the statement of income are as follows:

Sales	**23586523**	54872428
Finance income (expense) - net	**509395**	628223
Purchases of raw materials and power – net	**13555745**	21834095

Amounts receivable from and payable to related parties are disclosed in notes 4 and 9 respectively and the subordinated loan advanced to the company in note 13.

During the year the company has been involved in a number of transactions with its partners. These transactions are governed by the following agreements:

Phosphoric Acid Off-Take Agreement

The Company entered into an agreement on 28 February 1995 namely the "Phosphoric Acid Off-Take Agreement" with SPIC, India.

The agreement is valid for ten years after the first year of production or until the Company fulfils all its obligations to the senior lenders whichever is later.

The Company shall supply to SPIC its entire production of phosphoric acid and SPIC shall purchase and pay for the entire quantity of acid produced by the company.

The sale is on FOB basis, the price being determined every half-year based on the international C&F price to India applied to a pricing formula stipulated in the agreement.

Contract for supply of rock

The Company has entered into an agreement on 1 March 1995 namely the "Contract for Supply of Rock" with JPMC, Jordan.

The agreement is valid for twelve years from the commissioning of the plant or until the Company fulfils all its obligations to the senior lenders whichever is later.

JPMC shall supply Rock Phosphate of various grades in the quantities indicated in the contract or any other combinations or quantities depending upon the Company's exact requirement of the respective grade and quantities.

The selling price is determined on the basis of the international FOB price to India applied to a pricing formula stipulated in the agreement.

21 CONTINGENT LIABILITY

As of 31 December 2001 the Company had an outstanding letters of guarantee amounting to JD 172223 (2000: JD 308604).

22 FAIR VALUES

Except for long term loans where it is not practical to determine the fair values with sufficient reliability the fair values of financial assets and liabilities are not materially different from their carrying values at the balance sheet date. Details of the principal characteristics of the long term loans are contained in note 8.

SPIC FERTILIZERS AND CHEMICALS LIMITED MAURITIUS

ANNUAL REPORT AND ACCOUNTS 2001-2002

DIRECTORS

Messers

A Santhanakrishnan

M G Thirunavukkarasu

Kee Chong Li Kwong Wing

Amal Arpun Autar

CORPORATE SECRETARY

Mauritius International Trust Co., Limited
4th Floor, Li Wan Po House,
12, Remy Ollier Street,
Port Louis, Mauritius.

AUDITORS

LAMUSEE SEK SUM & CO.
5, Duke of Edinburgh Avenue,
Port Louis,
Mauritius.

REGISTERED OFFICE

4th Floor, Li Wan Po House,
12, Remy Ollier Street,
Port Louis, Mauritius.

DIRECTORS' REPORT

The Directors present their report and the audited financial statements of the Group and of the Company for the year ended 31 March 2002.

PRINCIPAL ACTIVITY

The Company's principal activity is to carry on business of investment in shares, bonds and other securities.

The sudsidiary's principal activity is to develop a facility to manufacture ammonia/urea fertilizers in the Jebel Ali Free zone.

RESULTS AND DIVIDENDS

The Group's and Company's losses for the financial year ended 31 March 2002 amount to USD 6220 (2001 - Loss of USD 12231).

The directors do not recommend the payment of a dividend for the year under review.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

Company law requires the directors to prepare financial statements for each financial year which present fairly the financial position, financial performance and cash flows of the Company. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether International Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial statements comply with the Mauritian Companies Act, 2001. They are also responsible for safeguarding the assets of the Group and of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS

The auditors, Lamusse Sek Sum & Co. have indicated their willingness to continue in office and will be automatically reappointed at the Annual Meeting.

BY ORDER OF THE BOARD

KEE CHONG LI KWONG WING
AMAL ARPUN AUTAR
Directors

Place : Port Louis
Date : 26 June 2002

AUDITORS' REPORT TO THE MEMBERS OF SPIC FERTILIZERS & CHEMICALS LIMITED

We have audited the financial statements of **SPIC Fertilizers & Chemicals Limited** setout on pages 104 to 112 which have been prepared on the basis of the accounting policies set out on page 108.

Respective responsibilities of directors and auditors

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act, 2001. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Mauritius guidelines on Auditing. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have no relationship with or any interests in the Company other than our capacity as auditors.

Opinion

In our opinion:

We have obtained all such information and explanations which we considered necessary.

Proper accounting records have been kept by the Company as far as it appears from an examination of those records; and

The financial statements give a true and fair view of the state of affairs of the Group and the Company as at 31 March 2002 and of its results and cash flows for the year ended on that date and comply with the Companies Act, 2001 and the appropriate International Accounting Standards.

LAMUSSE SEK SUM & Co.,
Public accountants

Place : Port Louis
Date : 26 June 2002

ANDREW SEK SUM
Partner

BALANCE SHEET AS AT 31 MARCH 2002

	Notes	The Group 2002	The Company 2002	The Company 2001
				(USD)
ASSETS EMPLOYED				
Non current assets				
Property, plant and equipment	5	106642389	--	--
Investment in subsidiary	6	--	39073740	39073740
		106642389	39073740	39073740
Current assets				
Trade receivables	7	11772	--	--
Cash & cash equivalents	8	26398	49	49
		38170	49	49
Current liabilities & provisions				
Trade & other payables	9	51065412	7116	5646
Borrowings	10	5313962	11425	6675
Due to related parties	11	8973820	--	--
		65353194	18541	12321
Net current liabilities		(65315024)	(18492)	(12272)
Net assets		41327365	39055248	39061468
FINANCED BY:				
Capital and Reserves				
Share capital	12	39073390	39073390	32640000
Share application		2260682	399	6433789
Retained loss		(18541)	(18541)	(12321)
		41315531	39055248	39061468
Non-current liabilities				
Provisions	13	11834	--	--
		41327365	39055248	39061468

These accounts have been approved by the Board of Directors on 26 June 2002

KEE CHONG LI KWONG WING
AMAL ARPUN AUTAR
Directors

Notes on pages 108 to 112 form part of these accounts.

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2002

(USD)

	Notes	The Group 2002	The Company 2002	The Company 2001
Revenue		--	--	--
Operating Expenses		(6220)	(6220)	(12321)
Operating Loss for the year	14	(6220)	(6220)	(12321)
Finance costs		--	--	--
Net Loss before tax		(6220)	(6220)	(12321)
Tax	15	--	--	--
Net Loss after tax		(6220)	(6220)	(12321)
Transfer from retained loss		(12321)	(12321)	--
Loss retained for the year carried forward		(18541)	(18541)	(12321)
Loss per share	16	(0.00016)	(0.00016)	(0.00038)

Notes on pages 108 to 112 form part of these accounts.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 MARCH 2002

(USD)

	Share Capital	Retained Loss	Share Application	Total
THE GROUP				
Balance at 1 April 2001	32640000	(12321)	8694072	41321751
Transfer from share application	6433390	--	(6433390)	--
Loss for the year	--	(6220)	--	(6220)
Balance at 31 March 2002	39073390	(18541)	2260682	41315531
THE COMPANY				
Balance at 1 April 2000	2	--	32640397	32640399
Transfer from share application	32639998	--	(32639998)	--
Additional share application	--	--	6433390	6433390
Loss for the year	--	(12321)	--	(12321)
Balance at 31 March 2001	32640000	(12321)	6433789	39061468
Balance at 1 April 2001	32640000	(12321)	6433789	39061468
Transfer from share application	6433390	--	(6433390)	--
Loss for the year	--	(6220)	--	(6220)
Balance at 31 March 2002	39073390	(18541)	399	39055248

CASH FLOW STATEMENT AT 31 MARCH 2002

(USD)

	The Group 2002	The Company 2002	The Company 2001
Net cash flows from operating activities			
Net loss for the year	**(6220)**	**(6220)**	(12321)
Adjustments			
Amortisation of intangible assets	--	--	7875
Operating loss before working capital changes	**(6220)**	**(6220)**	(4446)
Decrease in accounts receivable	**11205**	--	--
Increase/(Decrease) in staff gratuity provision	**346**	--	--
Increase in other payables	**2005151**	**1470**	1971
Cash used in operation A	**2010482**	**(4750)**	(2475)
Cash flows from investing activities			
Proceeds on disposal of property, plant & equipment	**142**	--	--
Purchase of property, plant & equipment	**(6323962)**	--	--
Increase/(Decrease) in creditors for capital expenditures	**3147916**	--	--
Purchase of investments	--	--	(6433390)
Net cash flows used in investing activities B	**(3175905)**	--	(6433390)
Cash flows from financing activities			
Short term loan from other parties	**375353**	--	--
Short term loan (repaid to)/obtained from bank	**(58022)**	--	--
Receipts from related parties	**748814**	**4750**	2475
Proceeds from issue of shares	**6433390**	**6433390**	32639998
Share application monies	**(6433390)**	**(6433390)**	(26206608)
Net cash inflows from financing activities C	**1066145**	**4750**	6435865
Net decrease in cash & cash equivalents (A+B+C)	**(99278)**	--	--
Cash and cash equivalents at beginning of the year	**125676**	**49**	49
Cash and cash equivalents at end of the year	**26398**	**49**	49
Cash and cash equivalents			
Cash at bank	**2020**	**49**	49
Cash in hand	**16204**	--	--
Margin deposits	**8174**	--	--
	26398	**49**	49

NOTES TO THE ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2002

1. **INCORPORATION**

SPIC FERTILIZERS AND CHEMICALS LIMITED is a Category 1 Global Business Licence Company incorporated on 30 June 1998 under the Companies Act, 2001 and governed by the Financial Services Development Act, 2001.

2. **NATURE OF ACTIVITIES**

The main object of the company is to carry on business of investment in shares, bonds and other securities.

3. **ACCOUNTING POLICIES**

The principal accounting policies adopted by the company are as follows:

(a) **Reporting currency**

The financial statements are presented in United States of-America Dollars.

(b) **Basis of accounting**

The accounts are prepared under the historical cost convention.

(c) **Basis of consolidation**

The consolidated financial statements incorporate the financial statements of SPIC FERTILIZERS AND CHEMICALS LIMITED and its subsidiary at 31 March 2002.

The consolidated balance sheet includes all assets and liabilities of the subsidiary. The balance sheet of the subsidiary was converted into USD at the rate of exchange prevailing at the Balance Sheet date.

(d) **Income and expenditure recognition**

Income and expenditure are accounted for on an accrual basis.

(e) **Investments**

Investments have been valued at cost and are converted into US dollars at the rate of exchange ruling at the date of purchase. The carrying value is maintained unless the directors are of opinion that there has been a permanent diminution in value of investments.

(f) **Property, plant and equipment**

All property, plant and equipment are initially recorded at cost. Depreciation is calculated on straight line basis to write off the cost of each asset over their expected useful lives.

The principal annual rate used are as follows:-

Furniture, fixtures and office equipment	25 per cent
Vehicles	25 per cent

Capital work in progress represents the cost of factory buildings under construction and the fertilizer complex under installation. The costs would be transferred to the relevant assets once completed and depreciation would be provided from the date the relevant assets are put to use.

(g) **Foreign Currency Translation**

Transactions in foreign currencies are translated into US dollars at the rate of exchange ruling on the date of the transaction. Assets and liabilities expressed in foreign currencies are translated into US dollars at the rate of exchange ruling at the balance sheet date. Resulting profit or loss is taken to the profit and loss account.

The accounts of the subsidiary were translated from UAE Dirhams to US dollars for consolidation purposes at the fixed rate between the two currencies.

(h) **Borrowing costs**

Borrowing costs are recognised as an expense in the period in which they are incurred except those that are attributable to the acquisition and construction of an asset that necessarily takes a substantial period to get ready for its intended use ("qualifying asset"). Such borrowing costs are capitalised as part of the related qualifying asset upto the date the qualifying asset is ready for use.

(USD)

4. INTANGIBLE ASSETS - GOODWILL	THE GROUP 2002	THE COMPANY 2002	THE COMPANY 2001
Balance at 1 April 2001	--	--	7875
Addition	--	--	--
Amortisation for the period	--	--	(7875)
	--	--	--

5. **PROPERTY, PLANT AND EQUIPMENT**

THE GROUP	*Capital work in progress	Furniture, fixtures and office equipment	Motor vehicles	Total
Cost				
At 1 April 2001	100275598	219942	20866	100516406
Additions	**6361093**	**463**	--	**6361556**
Disposal	--	**(1640)**	--	**(1640)**
At 31 March 2002	**106636691**	**218765**	**20866**	**106876322**
Depreciation				
At 1 April 2001	--	179641	18197	197838
Charge for the year	--	**34840**	**2669**	**37509**
On disposal	--	**(1414)**	--	**(1414)**
At 31 March 2002	--	**213067**	**20866**	**233933**
Net book value				
At 31 March 2002	**106636691**	**5698**	--	**106642389**
At 31 March 2001	100275598	40301	2669	100318568

*Includes interest of USD 3786975 (2001 : USD 3739069) capitalised during the year.

6. INVESTMENTS (UNQUOTED) INVESTMENTS	THE GROUP 2002	THE COMPANY 2002	THE COMPANY 2001
Cost at 1 April 2001	--	**272480**	272480
Additions	--	--	--
Cost at 31 March 2002	--	**272480**	272480

Details of companies in which SPIC Fertilizers and Chemicals Limited holds more than 10 per cent interest:

NAME OF THE COMPANY	Per cent Held 2002	Type of Shares	Place of Incorporation
SPIC Fertilizers and Chemicals FZE	**100**	Ordinary	UAE

SHARE APPLICATION	THE GROUP 2002	THE COMPANY 2002	THE COMPANY 2001
Cost at 1 April 2001	--	**38801260**	32367870
Additions	--	--	6433390
Cost at 31 March 2002	--	**38801260**	38801260

	THE GROUP	THE COMPANY	(USD)
	2002	2002	2001
7. TRADE RECEIVABLES			
Advances and deposits	11772	--	--
8. CASH AND CASH EQUIVALENTS			
Cash in hand	2020	--	--
Cash at bank - current accounts	16204	49	49
Margin deposits	8174	--	--
	26398	49	49

	THE GROUP	THE COMPANY	
9. TRADE AND OTHER PAYABLES	2002	2002	2001
Accruals and others	3136976	7116	5646
Project creditors	20759072	--	--
Retention money	861477	--	--
Payables to ex-promoters*	26307887	--	--
	51065412	7116	5646

* The amount payable to an ex promoter is secured against property, plant and equipment and a promissory note executed by the subsidiary company, and was payable on 30 September 2000. Since the amount was not paid on that date, a legal case was filed by M/s MCN Energy Enterprises Inc., USA against the subsidiary company in Dubai Court. The Dubai Court of First Instance directed the subsidiary company to pay USD 22295679 and interest 9 per cent p.a. from the date of filing the law suit till the final settlement. The entire liability up to 31 March 2002 has been fully provided. The subsidiary company has appealed to the Dubai Court of Appeals against that judgement and the case is pending as at 31 March 2002.

	THE GROUP	THE COMPANY	
	2002	2002	2001
10. BORROWINGS			
Short term loan*	3037849	11425	6675
Short term loan from third party**	2276113	--	--
	5313962	11425	6675

* This represents loan from bank secured against corporate guarantee provided by a related party.

** This represents an interest free short term loan from a third party with no fixed repayment schedule.

11. RELATED PARTIES

The establishment enters into transactions with companies that fall within the definition of a related party as contained International Accounting Standard 24. The director considers such transactions to be in normal course of business at terms which correspond to those on normal arm's length transactions with third parties.

Related parties comprise the shareholder, which is the parent company, joint venturers of the parent company and fellow subsidiaries of the joint venturers of the parent company.

At the balance sheet date, balances with related parties were as follows:

(USD)

	THE GROUP 2002	THE COMPANY 2002	THE COMPANY 2001
Included in Project Creditors			
- Due to joint venturers of the parent company	**1128454**	--	--
- Due to fellow subsidiaries of a joint venturers of the parent company	**16336817**	--	--
	17465271	--	--
Amounts due to related parties			
- Due to joint venturers of the parent company	**7012828**	--	--
- Due to fellow subsidiaries of a joint venturer of the parent company	**1960992**	--	--
	8973820	--	--

The nature of significant related party transactions, and the amounts involved during the current year is as follows:

	THE COMPANY 2002	THE COMPANY 2001
Property, plant and equipment acquired	--	598487
Interest	**1449348**	1551062

The establishment receives funds from related parties as and when required as working capital facilities at agreed rates of interest.

12. SHARE CAPITAL	THE GROUP 2002	THE COMPANY 2002	THE COMPANY 2001
Authorised			
64,000,000 Ordinary shares of USD 1 each	**64000000**	**64000000**	64000000
Issued			
39073390 Ordinary shares of USD 1 each (2001 : 32640000 Ordinary shares of USD 1 each)	**39073390**	**39073390**	32640000

13. **Provisions**

	THE GROUP 2002	THE COMPANY 2002	THE COMPANY 2001
Staff end of service gratuity	**11834**	--	--

The provision is made for end of service gratuity payable to the staff at the balance sheet date in accordance to labour laws.

14. OPERATING LOSS	THE GROUP 2002	THE COMPANY 2002	THE COMPANY 2001
Operating loss for the year is arrived at after charging:			
Licence fee	**1500**	**1500**	1500
Registered office	**500**	**500**	750
Administration fees	--	--	300
Disbursements	--	--	250
Directors' fees	**1000**	**1000**	750
Audit and accountancy fees	**3220**	**3220**	896
Depreciation and amortisation of intangibles	--	--	7875

15. **TAX**

(a) **Parent company**

The Company has been established as a "Qualified Corporation" under the Financial Services Development Act, 2001 and has opted for a zero rate of taxation for the year ended 31 March 2002.

(b) **Subsidiary company**

The subsidiary company has not made any provision for tax as at 31 March 2002, as no business operation was undertaken.

16. LOSS PER SHARE	2002	(USD) 2001
Loss per share is based on :		
THE GROUP		
Loss attributable to shareholders	**(6220)**	--
THE COMPANY		
Loss for the year after taxation	**(6220)**	(12321)
Number of shares issued	**39073390**	32640000

17. **COMPARATIVE FIGURES**

Previous year's figures have been regrouped/reclassified wherever necessary so as to conform with the presentation adopted in the current year.

SPIC FERTILIZERS AND CHEMICALS FZE

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

YEAR ENDED 31 MARCH 2002

BOARD OF DIRECTORS

Mr S Chandramohan

BANKERS

HSBC Bank, Jebel Ali
Marshreq Bank, Dubai

AUDITORS

Pannell Kerr Forster
Chartered Accountants
P.O. Box : 13094
Al Maidan Tower, Suite 206,
Al Mektoum Street, Deira
Dubai, UAE.

REGISTERED OFFICE

P O Box 16839
Jebel Ali, Dubai
United Arab Emirates

AUDITORS' REPORT TO THE SHAREHOLDER OF SPIC FERTILIZERS AND CHEMICALS FZE

We have audited the accompanying financial statements of **SPIC FERTILIZERS AND CHEMICALS FZE** for the year ended 31 March 2002 set out on pages 116 to 122 These financial statements are the responsibility of the establishment's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of **SPIC FERTILIZERS AND CHEMICALS FZE** as of 31 March 2002 and its cash flows for the year then ended in accordance with International Accounting Standards and with Implementing Regulation No. 1/92 issued by the Jebel Ali Free Zone Authority pursuant to Law No. 9 of 1992. Also, in our opinion, proper books of account and other records have been maintained in accordance with the said regulation.

Without qualifying our opinion, we draw attention to Note 1(b) which states that the project is in its implementation stage and the plant would be commissioned by the first quarter of 2004. Continuation of the establishment as a going concern and realisation of a major portion of the assets is dependent upon the establishment's ability to meet its future financing requirements and the success of future operations. Also without qualifying our opinion, we draw attention to Note (8) which states that the establishment has filed an appeal against a judgement given by the Dubai Court of First Instance in a legal case filed against the establishment by M/s. MCN Energy Enterprises Inc., USA.

PANNELL KERR FORSTER

Place : Dubai, United Arab Emirates
Date : 11 May 2002

BALANCE SHEET AS AT 31 MARCH 2002

(AED)

	Notes	As at 31 March 2002	As at 31 March 2001
NON-CURRENT ASSETS			
Property, plant and equipment	3	**391377567**	368169146
CURRENT ASSETS			
Receivables	4	**43199**	42391
Cash and cash equivalents	5	**66701**	431048
Other current financial assets	6	**30000**	30000
		139900	503439
CURRENT LIABILITIES			
Bank borrowings	7	**(11106975)**	(11319916)
Project creditors and other payables	8	**(195737281)**	(175411443)
Due to related parties	9	**(32933918)**	(30203202)
		(239778174)	(216934561)
NET CURRENT LIABILITIES		**(239638274)**	(216431122)
NON-CURRENT LIABILITIES			
Staff end-of-service gratuity		**(43429)**	(42160)
		151695864	151695864
SHAREHOLDER'S FUNDS			
Share capital	10	**1000000**	1000000
Advance against additional capital	11	**150695864**	150695864
		151695864	151695864

The accompanying notes form an integral part of these financial statements.
The report of the auditor is set forth on page 115
Approved by the director on 11 May 2002.

For **SPIC FERTILIZERS AND CHEMICALS FZE**

S Chandramohan
Director

CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2002

	Notes	2002	(AED) 2001
Cash flows from operating activities			
(Increase)/decrease in other receivables		**(808)**	85391
Increase/(decrease) in staff gratuity provision		**1269**	(32247)
Increase in other payables		**7395440**	12875482
Net cash from operating activities (A)		**7395901**	12928626
Cash flows from investing activities			
Proceeds on disposal of property, plant and equipment		**520**	66609
Purchase of property, plant and equipment		**(23208941)**	(25957299)
Increase/(decrease) in creditors for capital expenses		**11552851**	(1002432)
Decrease in deposits		**--**	55000
Net cash used in investing activities (B)		**(11655570)**	(26838122)
Cash flows from financing activities			
Short term loan from other parties		**1377547**	6975788
Short term loan (repaid to)/obtained from bank		**(212941)**	54773
Advance against share capital		**--**	(323296)
Proceeds from bills payable		**--**	(1916729)
Receipts from related parties		**2730716**	8805033
Net cash introduced from financing activities (C)		**3895322**	13595569
Net decrease in cash and cash equivalents (A+B+C)		**(364347)**	(313927)
Cash and cash equivalents at beginning of year		**431048**	744975
Cash and cash equivalents at end of year	5	**66701**	431048

The accompanying notes form an integral part of these financial statements.

The report of the auditor is set forth on page 115

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2002

1. LEGAL STATUS AND BUSINESS ACTIVITY

a) SPIC FERTILIZERS AND CHEMICALS FZE was incorporated on 31 May 1997 in the Jebel Ali Free Zone pursuant to Law No. 9 of 1992 of H.H. Shaikh Maktoum Bin Rashid Al Maktoum, The Ruler of Dubai, United Arab Emirates.

The establishment is beneficially owned by Southern Petrochemical Industries Corporation Limited, India and Emirates Trading Agency LLC, Dubai who are the joint venturers in the project. A detailed joint venture agreement has been entered into between the joint venturers on 30 March 2000, whereby they have agreed to hold 85 per cent and 15 per cent shares respectively in the parent company SPIC Fertilizers and Chemicals Limited, Mauritius.

b) The establishment is in the process of developing a facility to manufacture ammonia/urea fertilizers in the Jebel Ali Free Zone. A plot of 240,000 sq.mtrs has been leased from the Free Zone Authority for fifteen years with renewable option for a similar period.

The plant, after necessary modifications and refurbishment, will have the following production capacities using natural gas as the feedstock:

Ammonia	685	MTPD
Urea	1200	MTPD

While ammonia (intermediary product) would be consumed in the manufacturing process, the end product - urea, will be marketed in the Indian sub-continent at competitive prices through a buy back arrangement with Southern Petrochemical Industries Corporation Limited, India. The estimated project cost is around USD 190 million.

After securing a letter of commitment from the Dubai Supply Authority for the supply of Natural Gas to the project, the company is in the process of entering into a detailed Gas Sales and Purchase Agreement (GSPA) with the Government of Dubai, in order to initiate action for syndication of the loan. A lead bank from UK has given the In-principle acceptance to syndicate the loan for the project.

The director now estimates that the mechanical completion would be by the end of 2003 and the plant would be commissioned by the first quarter of 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared under the historical cost convention and in accordance with International Accounting Standards. The significant accounting policies adopted are as follows:

a) **Depreciation of property, plant and equipment**

The cost of property, plant and equipment is depreciated using the straight line method over their estimated useful lives as follows:

Furniture, fixtures and office equipment	4 years
Vehicles	4 years

Capital work-in-progress represents the cost of factory buildings under construction and the fertilizer complex under installation. The costs would be transferred to the relevant assets once complete and depreciation would be provided from the date the relevant assets are put to use.

b) **Staff end-of-service gratuity**

Provision is made for end-of-service gratuity payable to the staff at the balance sheet date in accordance with the local labour laws.

c) **Borrowing costs**

Borrowing costs are recognised as an expense in the period in which they are incurred except those that are attributable to the acquisition and construction of an asset that necessarily takes a substantial period to get ready for its intended use ("qualifying asset"). Such borrowing costs are capitalised as part of the related qualifying asset upto the date the qualifying asset is ready for use.

d) **Foreign currency transactions**

Transactions in foreign currencies are translated into UAE Dirhams at the rates of exchange ruling on the date of the transactions. Monetary assets and liabilities expressed in foreign currencies are translated into U.A.E. Dirhams at the rates of exchange ruling at the balance sheet date. Gains or losses resulting from foreign currency transactions relating to the acquisition of property, plant and equipment are adjusted towards the cost of acquisition of the relevant assets.

e) **Cash and cash equivalents**

Cash and cash equivalents comprise cash, bank current accounts, bank deposits free of encumbrance with a maturity date of three months or less from the date of deposit and highly liquid investments with a maturity date of three months or less from the date of investment.

f) **Financial instruments**

Financial instruments of the company comprise receivables, cash and cash equivalents, other current financial assets, bank borrowings, project creditors and other payables and amounts due to related parties.

Financial assets that do not have an active market and whose fair value cannot be estimated reliably, are measured at amortised cost less any write-down for impairment if they have a fixed maturity date, and at cost less any write-down for impairment if there is no fixed maturity date.

Financial liabilities with no fixed maturity date are measured at cost and at amortised cost if they have a fixed maturity date.

Changes in values of such financial instruments are recognised in the income statement.

3. **PROPERTY, PLANT AND EQUIPMENT**

(AED)

	*Capital work in progress	Furniture, fixtures and office equipment	Motor vehicles	Total
Cost				
As at 31 March 2001	368011447	807188	76580	368895215
Additions	23345210	1699	--	23346909
Disposals	--	(6020)	--	(6020)
As at 31 March 2002	391356657	802867	76580	392236104
Accumulated depreciation				
As at 31 March 2001	--	659284	66785	726069
Depreciation for the year	--	127862	9795	137657
Adjustment relating to disposals	--	(5189)	--	(5189)
As at 31 March 2002	--	781957	76580	858537
Net book value				
As at 31 March 2002	391356657	20910	--	391377567
As at 31 March 2001	368011447	147904	9795	368169146

*Includes interest of AED 13898197 (previous year AED 13722382) capitalised during the year.

NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED 31 MARCH 2002

		2002	(AED) 2001
4.	**RECEIVABLES**		
	Advances	**16044**	18736
	Deposits	**27155**	23655
		43199	42391
5.	**CASH AND CASH EQUIVALENTS**		
	Cash on hand	**7412**	3850
	Bank balances in current accounts	**59289**	427198
		66701	431048
6.	**OTHER CURRENT FINANCIAL ASSETS**		
	Margin deposits	**30000**	30000
7.	**BANK BORROWINGS**		
	Short term loan	**11106975**	11319916

Bank facilities are secured against corporate guarantee from a related party.

		2002	2001
8.	**PROJECT CREDITORS AND OTHER PAYABLES**		
	Project creditors	**76185795**	64418565
	Retention payables	**3161619**	3375999
	*Short term loan from third party	**8353334**	6975788
	Accruals	**11486585**	12015708
	**Payable to an ex-promoter	**96549948**	88625383
		195737281	175411443

Note

* This represents an interest-free short term loan obtained from a third party without any fixed repayment schedule.

** The amount payable to an ex-promoter is secured against property, plant and equipment and a promissory note executed by the company, and was payable on 30 September 2000. Since this amount was not paid on 30 September 2000, a legal case was filed by M/s MCN Energy Enterprises Inc., USA against the establishment in Dubai Courts under Case No. 664/2000. The Dubai Court of First Instance has directed the establishment to pay an amount of USD 22295679 and interest of 9 per cent p.a. from the date of filing the law suit till the final settlement. The entire liability up to 31 March 2002 has been fully provided. The establishment has now filed an appeal against the above judgement in the Dubai Court of Appeals and the appeal case is pending as of 31 March 2002.

9. **RELATED PARTIES**

The establishment enters into transactions with companies that fall within the definition of a related party as contained in International Accounting Standard 24. The director considers such transactions to be in normal course of business and at terms which correspond to those on normal arm's length transactions with third parties.

Related parties comprise the shareholder, which is the parent company, joint venturers of the parent company and fellow subsidiaries of the joint venturers of the parent company.

At the balance sheet date balances with related parties were as follows:

	2002	(AED) 2001
Included in project creditors		
Due to joint venturer of the parent company	4141427	4141427
Due to fellow subsidiaries of a joint venturer of the parent company	59956118	56752192
	64097545	60893619
Disclosed as amounts due to related parties		
Due to joint venturer of the parent company	25737078	23006363
Due to fellow subsidiaries of a joint venturer of the parent company	7196840	7196840
	32933918	30203203

The nature of significant related party transactions and the amounts involved during the current year is as follows:

Property, plant and equipment acquired	--	2196447
Interest	5319107	5692398

The establishment receives funds from related parties as and when required as working capital facilities at agreed rates of interest.

10. **SHARE CAPITAL**

Authorised, issued and paid up

1 share of AED 1 million	1000000	1000000

11. **ADVANCE AGAINST ADDITIONAL CAPITAL**

This represents the advance share capital of the establishment contributed by the parent company and a joint venturer of the parent company up to the year end.

12. **NUMBER OF EMPLOYEES**

The number of employees at the end of the year was 3 (previous year 6).

13. **FINANCIAL INSTRUMENTS: CREDIT, INTEREST RATE AND EXCHANGE RATE RISK EXPOSURES**

Credit risk

Financial assets which potentially expose the company to concentrations of credit risk comprise principally bank current accounts.

The company's bank current accounts are placed with high credit quality financial institutions.

Interest rate risk

Funding by related parties is at agreed rates of interest. Interest on the short term loan from a bank is at a floating rate of interest linked to LIBOR.

Exchange rate risk

There are no significant exchange rate risks as substantially all financial assets and financial liabilities are denominated in UAE Dirhams or US Dollars to which the Dirham is fixed except for an amount of AED 2012270 included in project creditors which is denominated in UK Sterling Pounds (previous year AED 2012270 denominated in UK Sterling Pounds).

14. **FINANCIAL INSTRUMENTS: FAIR VALUES**

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The fair values of the company's financial assets and financial liabilities which are required to be stated at cost or at amortised cost, approximate to their carrying values.

	2002	(AED) 2001
15. **CONTINGENT LIABILITIES**		
Bankers' letters of guarantee	**30000**	30000
16. **CAPITAL COMMITMENTS**		
Contracted but not provided for (net of advances)	**206043575**	207700183

17. **COMPARATIVE FIGURES**

Previous year's figures have been regrouped/reclassified wherever necessary to conform to the presentation adopted in the current year.

For **SPIC FERTILIZERS AND CHEMICALS FZE**

S Chandramohan

Director

IND-ITAL
CHEMICALS LIMITED

IND-ITAL CHEMICALS LIMITED

ANNUAL REPORT
2001 - 2002

BOARD OF DIRECTORS

Thiru M G THIRUNAVUKKARASU	-	Director
Thiru D ARUNACHALAM	-	Director
Thiru G RAMACHANDRAN	-	Director
Thiru K K RAJAGOPALAN	-	Director
Thiru T G BALACHANDRAN	-	Deputy General Manager
Thiru M GANESAN	-	Secretary

BANKERS

State Bank of Bikaner & Jaipur
Chennai – 600 001.

AUDITORS

M/s Fraser & Ross
Chartered Accountants
Chennai – 600 017

REGISTERED OFFICE & FACTORY

Kannabiran Koil Street, Madhavaram, Chennai – 600 060

DIRECTORS' REPORT

Your Directors have pleasure in presenting the **41st Annual Report** together with the Audited Accounts of the Company for the Financial Year ended **31 March 2002.**

OPERATING RESULTS

(Rupees in lacs)

	Year ended 31 March 2002	Year ended 31 March 2001
Sales and other income	939.53	794.33
Cost of Sales	899.46	821.84
Operating Profit	40.07	(27.51)
Interest	(5.03)	4.87
Cash Profit	45.10	(32.38)
Depreciation	9.46	16.55
Profit before tax	35.64	(48.93)
Provision for tax	2.80	--
Deferred tax provision for the year	10.50	--
Excess Provision for tax relating to the earlier years written back	--	8.49
Deferred tax credit	3.51	--
Profit after tax	25.85	(40.44)
Share Capital	126.87	126.87
Reserves*	146.59	133.43
Net Worth*	273.46	260.30

*Excluding revaluation reserve

Total Revenue grew to Rs.939.53 lacs from Rs. 794.33 lacs, a growth rate of 19 per cent. Operating profit grew to Rs.40.07 lacs from an operating loss of Rs. 27.51 lacs. Profit after tax increased to Rs.25.85 lacs from a loss of Rs. 40.44 lacs.

The Company has shown remarkable growth during the year. Highest production of 1461 M.T of Synthetic Resins has been achieved during the year as against 1129 M.T last year. Sales achieved was 1458 M.T as against 1132 M.T during the previous year showing a growth of 29 per cent.

Profit before tax has been Rs.35.64 lacs as against a loss of Rs.48.93 lacs in the previous year 2000 – 2001. This has been possible on account of the increase in volume of sales and implementing cost control measures. With higher internal cash accruals the Company was able to clear its term loans.

The Company during the year has also developed and commissioned sale of 2 new grades of phenolic resins as required by one of the major customer.

DIVIDEND

Based on the results achieved, the Directors have pleasure to recommend a dividend of 10 per cent for this Financial Year ended 31 March 2002.

ISO 9001 ACCREDITATION

To address the challenges of the future and ensure continuous improvement, the Company has initiated action towards obtaining the ISO 9001 – 2000 accreditation.

FUTURE OUTLOOK AND PROSPECTS

The Company is making steady progress and is optimistic about the long term opportunities, while at the same time meeting the short term challenges. The Company is closely monitoring the market situation and shall ensure adequate internal preparedness to take maximum advantage of the opportunities. Its customer relationships gives the Company a sustainable long term competitive advantage and with the growth expected in the automotive industry, the future looks to be bright.

COST AUDIT

The Board had appointed Thiru K Muralidharan, Cost Accountant, Chennai, for the purpose of conducting the Cost Audit of the Company under section 233 (B) of the Companies Act, 1956 for the year 2001 – 2002. The Cost Auditor's report shall be forwarded to the Central Government as required under law.

AUDITORS

M/s Fraser & Ross, Chartered Accountants, retiring Auditors have informed the Company that they do not propose to offer themselves as Statutory Auditors of the Company at the forthcoming Annual General Meeting of the Company.

M/s Venkatesh & Co., Chartered Accountants, have indicated their willingness to be appointed as Statutory Auditors for the Financial Year 2002-2003 and have confirmed that the appointment, if made, will be in accordance with the limits specified under section 224(1)(B) of the Companies Act, 1956.

DIRECTORS

Effective 29 January 2002, Thiru M Jayasankar and Thiru S N Subramanian have resigned as Directors from the Board. Thiru D Arunachalam and Thiru K K Rajagopalan who were appointed in the above casual vacancies shall vacate their office on the conclusion of the ensuing Annual General Meeting and being eligible offer themselves for re-appointment.

The Board places on record its appreciation for the invaluable services rendered by Thiruvalargal M Jayasankar and S N Subramanian, during their tenure as Directors of the Company.

ENERGY, TECHNOLOGY AND FOREIGN EXCHANGE

Information in accordance with the provisions of Section 217 (1)(e) of the Companies Act, 1956 read with the Companies (Disclosure of particulars in the Report of Directors) Rules, 1988 regarding conservation of energy, technology absorption and foreign exchange earnings and outgo is given in the Annexure forming part of this report.

PERSONNEL

As there is no employee coming under the purview of Sec.217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employee)Rules, 1975, no statement as required by Sec.217(2A) is enclosed.

DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956 with respect to Directors' Responsibility Statement, it is hereby confirmed :

a. that in the preparation of the annual accounts for the financial year ended 31 March 2002 the applicable accounting standards had been followed alongwith proper explanation relating to material departures;

b. that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for the year under review;

c. that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

d. that the Directors had prepared the accounts for the financial year ended 31 March 2002 on a 'going concern' basis.

ACKNOWLEDGEMENT

Your Directors wish to place on record their appreciation of all the employees of the Company for its success. Your Directors also acknowledge with gratitude the co-operation and assistance given by the Government of Tamilnadu, Government of India, the Promoters, Suppliers, Customers and Banks during the year under review and are confident that your Company will continue to receive such support in the years ahead.

By Authority of the Board

D ARUNACHALAM
K K RAJAGOPALAN
Directors

Place : Chennai
Date : 6 July 2002

ANNEXURE TO THE DIRECTORS' REPORT

Particulars required under the Companies (Disclosure of Particulars in the Report of Board of Directors), Rules, 1988 for the year ended 31 March 2002.

A. CONSERVATION OF ENERGY

The Company is not a power intensive unit. The Company has a captive diesel generator set and the Company is taking necessary steps to conserve energy. Impact of the measures taken are not immediately quantifiable. The total energy consumption and energy consumption per unit of production is given below :

FORM A

(See Rule 2)

	2001-2002	2000-2001
A POWER AND FUEL CONSUMPTION		
1. Electricity :		
a. Purchased		
Units	613462	507555
Total Amount (Rs.)	2930835	2436643
Rate per unit (Rs.)	4.78	4.80
b. Own Generation		
i) Through Diesel Generator (Units)	19190	15615
Unit per litre of diesel oil	3.80	3.09
ii) Cost per unit (Rs.)	5.75	5.05
2. Coal	N.A	N.A
3. Furnace Oil		
Quantity (litre)	147593	108583
Total Cost (Rs.)	1272645	1005729
Average rate per litre (Rs.)	8.62	9.26
B CONSUMPTION PER KG OF PRODUCTION		
1 Electricity (Units)		
Synthetic Resins	0.43	0.46
2 Furnace Oil (ltrs)		
Synthetic Resins	0.10	0.10

FORM B

(See Rule 2)

B. TECHNOLOGY ABSORPTION

I. Research and Development (R & D)

1. The R & D activities were concentrated towards development of special grades of phenolic resins, unsaturated polyester resins and upgradation of cost effective recipes in the existing range without affecting the end properties.
2. Benefits

   Imports Substitution

II. Technology Absorption, Adaptation and Innovation

NIL

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

1. Export : Initiatives being taken to develop new Export markets.
2. Foreign Exchange Earnings:

Export sales	:	--
Commission	:	--
Foreign Exchange Outgo	:	
Travel	:	--
Royalty	:	--

By Authority of the Board

D ARUNACHALAM
K K RAJAGOPALAN
Directors

Place : Chennai
Date : 6 July 2002

AUDITORS' REPORT TO THE MEMBERS OF IND-ITAL CHEMICALS LIMITED

We have audited the attached Balance Sheet of Ind - Ital Chemicals Limited as at 31 March 2002 and the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2. Further to our comments in the Annexure referred to in paragraph 1 above, we state that:

   a. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit.

   b. In our opinion proper books of account as required by law have been kept by the Company, so far as appears from our examination of such books.

   c. The Balance Sheet and Profit and Loss Account referred to in this report are in agreement with the books of account.

   d. In our opinion, the Profit and Loss Account and the Balance Sheet comply with the Accounting Standards referred to in sub section (3C) of Section 211 of the Companies Act, 1956.

   e. On the basis of written representation received from the directors, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31 March 2002 from being appointed as a director in terms of clause (g) of sub section (1) of Section 274 of the Companies Act, 1956.

   f. In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and the Profit and Loss Account read together with the Schedules, Notes and Accounting Policies give the information required by the Companies Act, 1956, in the manner so required and gives a true and fair view in conformity with the accounting principles generally accepted in India:

      i. In so far as it relates to the Balance Sheet, of the state of affairs of the Company as at 31 March 2002 and

      ii. In so far as it relates to the Profit and Loss Account, of the Profit of the Company for the year ended on that date.

For **FRASER & ROSS**
Chartered Accountants

Place : Chennai
Date : 10 June 2002

GEETHA SURYANARAYANAN
Partner

ANNEXURE TO THE AUDITORS' REPORT

1. The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed assets, which is being updated. The Fixed Assets of the Company are physically verified by the management at reasonable intervals, which in our opinion is reasonable, considering the nature of assets and size of the business.

2. None of the Fixed Assets have been revalued during the year.

3. The stock of finished goods, spare parts and raw materials have been physically verified during the year by the Management. In our opinion, the frequency of verification is reasonable.

4. The procedure of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.

5. The discrepancies noticed on verification between the physical stocks and book records were not material.

6. On the basis of our examination of stock records, we are of the opinion that the valuation is fair and proper and in accordance with the normally accepted accounting principles and is on the same basis as in earlier years.

7. The Company has not taken / granted any loans, secured or unsecured, from / to any Companies, Firms, or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956 or from Companies under the same Management as defined under Section 370 (1B) of the Companies Act, 1956.

8. In respect of loans and advances in the nature of loan given by the Company, the parties have paid interest where applicable and repaid the principal amounts according to the stipulations.

9. In our opinion and according to the information and explanations given to us there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchases of stores, raw materials including components, plant and machinery, equipment and other assets and with regard to the sale of goods.

10. According to the information and explanations given to us, there were no transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956, and aggregating to Rs.50,000/- or more during the year in respect of each party.

11. As explained to us, the Company has a regular procedure for determination of unserviceable or damaged stores, raw materials and finished goods. Adequate provision has been made in the accounts for loss arising on the items so determined.

12. The Company has not accepted any deposits from the public.

13. The Company does not generate any by-product or scrap. The waste materials are disposed off as and when collected.

14. In our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.

15. We have broadly reviewed the books of account maintained by the Company pursuant to the Order made by the Central Government for the maintenance of cost records under Section 209 (1)(d) of the Companies Act, 1956 and are of the opinion that *prima facie* the prescribed accounts and records have been made and maintained by the Company. We have not made a detailed examination of these records that however, have been examined by a Cost Auditor appointed by the Board and approved by the Central Government.

16. According to the records of the Company, Provident Fund and Employees State Insurance dues have been regularly deposited during the year with the appropriate authorities.

17. According to the information and explanations given to us, no undisputed amount payable in respect of Sales Tax, Wealth Tax, Income Tax, Customs Duty and Excise Duty were outstanding as at 31 March 2002 for a period of more than six months from the date they became payable.

18. According to the information and explanations given to us, no personal expenses of the employees or directors have been charged to revenue account, other than those payable under contractual obligations, or in accordance with generally accepted business practice.

19. The Company is not a Sick Industrial Company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

For **FRASER & ROSS**
Chartered Accountants

Place : Chennai
Date : 10 June 2002

GEETHA SURYANARAYANAN
Partner

SCHEDULES TO BALANCE SHEET

(Amount in Rupees)

		As at 31 March 2002	As at 31 March 2001
1	**SHARE CAPITAL**		
	Authorised		
	150000 Equity Shares of Rs.100/- Each	**15000000**	15000000
	Issued		
	134510 (134510) Equity Shares of 100/- Each	**13451000**	13451000
	Subscribed and Paid-up		
	126873 (126873) Equity Shares of Rs.100/- Each Fully Paid-up (*Of the above, 88815 shares held by the Holding Company,* M/s. Southern Petrochemical Industries Corporation Ltd., and its nominees and the balance of 38058 shares are held by its subsidiary.)	**12687300**	12687300
2	**RESERVES AND SURPLUS**		
	Revaluation Reserve - Fixed Assets		
	As at *the beginning of the Year*	**20249862**	21795146
	Less : Transfer to profit and loss account	**1545011**	1545284
		18704851	20249862
	Surplus as per Profit and Loss Account	**14658709**	13343191
		33363560	33593053
3	**SECURED LOANS**		
	FROM SCHEDULED BANKS		
	Cash Credit Accounts	**2149830**	6965065
	Cash credit is secured by way of equitable mortgage of Fixed Assets, hypothecation of stock of raw materials, stock in process, finished goods and book debts both present and future and corporate guarantee of holding company, Southern Petrochemical Industries Corporation Ltd.		
		2149830	6965065
4	**UNSECURED LOANS**		
	Other Loans & Advances		
	From holding company - Southern Petrochemical Industries Corporation Ltd.	--	3000000
	Interest accrued and due	--	792540
		--	3792540

SCHEDULE TO BALANCE SHEET

5 FIXED ASSETS - SUMMARY - AS ON 31 MARCH 2002

(Amount in Rupees)

PARTICULARS	COST / REVALUATION			DEPRECIATION			NET BLOCK	
	As on 1 April 2001	Additions/ (Deletions)	As on 31 March 2002	Upto 1 April 2001	For the year 2001-2002 (Adjustments)	Upto 31 March 2002	As on 31 March 2002	As on 31 March 2001
Freehold Land	15750000	--	**15750000**	--	--	--	**15750000**	15750000
Buildings	7385612	--	**7385612**	3595625	**227093**	**3822718**	**3562894**	3789987
Road & Compound Wall	1906677	--	**1906677**	228735	**63683**	**292418**	**1614259**	1677942
Plant and Machinery	35443923	**27908**	**35471831**	31361441	**1997460**	**33358901**	**2112930**	4082482
Furnitures & Fittings	839961	--	**839961**	672479	**27348**	**699827**	**140134**	167482
Electrical Installations	1487296	**27000**	**1514296**	1359730	**86508**	**1446238**	**68058**	127565
Vehicles	20456	--	**20456**	17001	**1231**	**18232**	**2224**	3456
Office Equipments	718458	--	**718458**	414275	**87495**	**501770**	**216688**	304183
Total	63552383	**54908**	**63607291**	37649286	**2490818**	**40140104**	**23467187**	25903097
Previous year	63451273	101110	63552383	34448743	3200543	37649286	25903097	29002530

(Amount in Rupees)

	As at 31 March 2002	As at 31 March 2001
6 INVENTORIES		
Packing Materials & Others	**518444**	491670
Raw Materials	**1123139**	937226
Finished Goods	**906377**	956138
Intermediate Stocks	**3350873**	2106466
Work in Process	**3248907**	3160396
Goods in Transit	**4442863**	789708
	13590603	8441604
7 SUNDRY DEBTORS - (Unsecured)		
Considered Good		
Outstanding for a period exceeding six months	**6011245**	20575396
Other Debts	**18122341**	19432187
	24133586	40007583
8 CASH AND BANK BALANCES		
Cash on Hand	**17683**	16235
With Scheduled Banks		
In Current Accounts	**5352**	6730
In Fixed Deposit Accounts Margin Money	**213175**	1058770
	236210	1081735

SCHEDULES TO BALANCE SHEET

(Amount in Rupees)

		As at 31 March 2002	As at 31 March 2001
9	**LOANS AND ADVANCES**		
	UnSecured - Considered Good		
	Advances Recoverable in cash or in kind or for value to be received	2608827	1893198
	Prepayment of Taxes (Includes TDS received Rs.1659657/-)	4319521	25329599
	Balance with Central Excise Authorities	384367	145482
	Deposit with Public Ltd. Companies	5000000	5000000
	Other Deposits	731357	392360
	Accrued Interest	213326	200332
		13257398	32960971
10	**CURRENT LIABILITIES**		
	Sundry Creditors for purchases	7730520	5310701
	Other Liabilities	12675962	20999134
		20406482	26309835
11	**PROVISIONS**		
	For Income Tax	4109247	25047196
	For Dividend	1268730	--
		5377977	25047196

SHEDULES TO PROFIT AND LOSS ACCOUNT

			For the year ended 31 March 2002	For the year ended 31 March 2001
12	**INCREASE/(DECREASE) IN STOCKS**			
	Opening Stock			
	Work in Process		3160396	1922906
	Intermediate Stocks		2106466	2384867
	Finished Goods		956138	1514526
		a	6223000	5822299
	Closing Stocks			
	Work in Process		3248907	3160396
	Intermediate Stocks		3350873	2106466
	Finished Goods		906377	956138
		b	7506157	6223000
		b-a	1283157	400701
13	**OTHER INCOME**			
	Miscellaneous Income		--	44666
	Provision no longer required		--	189684
			--	234350

SCHEDULES TO PROFIT AND LOSS ACCOUNT

(Amount in Rupees)

		For the year ended 31 March 2002		For the year ended 31 March 2001
14 MATERIALS COST				
(i) RAW MATERIAL CONSUMED				
Opening Stock		937226		2275814
Add : Purchases		55469091		50466018
		56406317		52741832
Less : Closing Stock		1123139		937226
		55283178		51804606
15 EMPLOYEES' REMUNERATION AND BENEFITS				
Salaries Wages & Bonus		6366927		6023891
Company's Contribution to Provident and Other Funds		592199		519278
Welfare Expenses		1397578		1340624
		8356704		7883793
16 OTHER EXPENDITURE				
Power and Fuel		4377605		3560565
Stores Consumed		1406234		1119367
Delivery charges		1340917		870602
Repairs and Maintenance :				
Buildings		7521		125108
Plant & Machinery		641368		528128
Electrical Installation		131494		145187
Vehicles		177		565
Furniture and Office Equipment		45758		88056
Insurance		189734		166280
Commission on Sales		1799153		1249377
Rates and Taxes		316061		417937
Travelling Expenses		53457		55069
Discount		--		72100
Directors' Sitting Fees		5000		5000
Auditor's Remuneration :				
Statutory Audit Fees	50000		50000	
Taxation work	15500		15500	
Reimbursement of Expenses	5575		2678	
Other Services	--		20710	
		71075		88888
Cost Audit fees		10000		10000
Guarantee Commission - Holding Company		735000		735000
Bank Charges		180729		111581
Bad debts written off		543982		59935
Miscellaneous		2232201		2551493
		14087466		11960238

16. CAPACITY, PRODUCTION, OPENING & CLOSING STOCK OF GOODS PRODUCED AND TURNOVER

Class of Goods	Capacity		Opening Stock		Closing Stock		Turnover	
	Installed capacity per annum* (M.T)	Actual production per annum (M.T)	Quantity (M.T)	Value (Rs.)	Quantity (M.T)	Value (Rs.)	Quantity (M.T)	Value (Rs.)
Synthetic Resins	**1850** (1850)	**1461** (1129)	**18** (21)	**956138** (1514526)	**21** (18)	**906377** (956138)	**1458** (1132)	**93952997** (79198771)
PU System	**2500** (2500)	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)

* As certified by the Management

17. CONSUMPTION OF MATERIALS

	Raw Materials Rs.	Percentage to Total Consumption	Stores Rs.	Percentage to Total Consumption
Indigenous	**50060800** (41821534)	**90.55** (80.73)	**1406234** (1119367)	**100** (100)
Imported	**5222378** (9983072)	**9.45** (19.27)	**--** (--)	**--** (--)
Total	**55283178** (51804606)	**100** (100)	**1406234** (1119367)	**100** (100)

18. The Provision for Taxation for the year ended 31 March 2002 is based on the Book Profits for the year, being the Minimum Alternate Tax.

19. Expenditure in foreign currency (payment basis)

	2001-2002	2000-2001
Purchase of Raw Material	**Rs. 3993347**	--

20. Figures in brackets relate to previous year. Previous year's figures have been regrouped wherever necessary, to conform with the classification in the accounts in the current year.

M Ganesan
Secretary

Place : Chennai
Date : 10 June 2002

D Arunachalam
G Ramachandran
K K Rajagopalan
Directors

For FRASER & ROSS
Chartered Accountants

GEETHA SURYANARAYANAN
Partner

19 BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details	Registration No.	4560 State Code 18
	Balance Sheet Date	31 03 2002
II. Capital Raised during the year (Amount in Rupees Thousands)	Public Issue	NIL
	Rights Issue	NIL
	Bonus Issue	NIL
	Private placement	NIL
III. Position of Mobilisation and deployment of funds. (Amount in Rupees Thousands)	Total Liablities	74685
	Total Assets	74685
Sources of Funds	Paid-Up-Capital	12687
	Reserves & Surplus	33364
	Secured Loans	2150
	Unsecured Loans	NIL
Application of Funds	Net Fixed Assets	23467
	Investments	NIL
	Net Current Assets	25433
	Miscellaneous Expenditure	NIL
	Accumulated Losses	NIL
IV. Performance of Company (Amount in Rupees Thousands)	Turnover	81734
	Total Expenditure	78170
	Profit/(Loss) Before Tax	3564 (+ ✓)
	Profit/(Loss) After Tax	2234 (+ ✓)
	Earnings per share in Rupees	17.61
	Dividend Rate per cent	10
V. Generic Names of Three Principal Products/Services of Company (as per monetary terms)	Item Code No.	5166M
	Product Description	AMSIPHEN
	Item Code No.	2110
	Product Description	AMSILITE
	Item Code No.	2423
	Product Description	AMSISTER

M Ganesan
Secretary

D Arunachalam
G Ramachandran
K K Rajagopalan
Directors

For FRASER & ROSS
Chartered Accountants

GEETHA SURYANARAYANAN
Partner

Place : Chennai
Date : 10 June 2002

NOTES

SPIC HOLDINGS AND INVESTMENTS LIMITED

SIXTH ANNUAL REPORT
2001-2002

BOARD OF DIRECTORS

Thiru A Santhanakrishnan	-	Director
Thiru P Vedagiri	-	Director
Thiru M G Thirunavukkarasu	-	Managing Director
Thiru K Parameswaran	-	Company Secretary

BANKERS

HDFC Bank Limited
ICICI Banking Corporation Limited
Canara Bank

AUDITORS

N C Rajagopal & Co.,
Chartered Accountants,
29 V Krishnaswamy Avenue,
Luz Church Road, Mylapore,
Chennai - 600 004.

REGISTERED OFFICE

"SPIC House"
88, Mount Road, Guindy, Chennai - 600 032.
Tel : 2350245 Fax : 2352163

DIRECTORS' REPORT

The Directors' have pleasure in presenting the Sixth Annual Report and the Directors' Report for the Financial Year ended 31 March 2002.

OPERATIONS

During the year under review, the Company has appointed consultants to promote various new projects to increase the revenue generating potentials of the Company.

During the year, the Company has written off an advance of Rs. 38.58 lacs made to M/s SPIC Foods and Flavours Limited, Chennai, consequent to termination of joint venture agreement and transfer of technology with Universal Investments Limited and Heretunga Horticultural Consultants, New Zealand.

The net profit for the year is Rs. 29.81 lacs. As the Directors plan to conserve the resources, no payment of dividend is recommended.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS & OUTGO AND PARTICULARS OF EMPLOYEES

No disclosure is made under section 217(1)(e) of the Companies Act, 1956 as the Company is not engaged in manufacturing activities. Further there is no employee who has drawn remuneration requiring disclosure under section 217(2A) of the Companies Act, 1956.

INFORMATION PURSUANT TO THE NON-BANKING FINANCIAL COMPANIES ACCEPTANCE OF PUBLIC DEPOSITS (RESERVE BANK) DIRECTIONS, 1998

As the Company did not accept any public deposits during the year under review, there is no information to be furnished pursuant to Direction No. 5 of the Non-Banking Financial Companies Acceptance of Public Deposits (Reserve Bank) Directions, 1998.

SUBSIDIARY COMPANY

As required under section 212 of the Companies Act, 1956, the Audited Statements of Accounts, the Report of the Board of Directors and the Auditors' Report for the year ended 31 March 2002 of M/s Orchard Microsystems Limited, are annexed hereto.

DIRECTORS

Thiru A Santhanakrishnan, who retires by rotation at the ensuing Annual General Meeting, being eligible offers himself for re-appointment.

During the year under review, Thiru T K Kameshwaran resigned as Managing Director of the Company. The Board of Directors wish to place on record the invaluable services rendered by him during his tenure as Managing Director of the Company.

DIRECTORS' RESPONSIBILITY STATEMENT

Your Directors confirm –

a) that in the preparation of the Annual Accounts, the applicable Accounting Standards have been followed.

b) that the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at the end of the Financial Year ended 31 March 2002 and of the profit of the Company for that year.

c) that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

d) that the Directors have prepared the Annual Accounts on a going concern basis.

AUDITORS

M/s N C Rajagopal & Co., Chartered Accountants, Auditors of the Company retire at the Meeting and being eligible offer themselves for re-appointment.

ACKNOWLEDGEMENT

Your Directors wish to thank the Holding Company *viz.*, SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED and the Bankers to the Company for their support and co-operation extended to the Company during the year.

On behalf of the Board

for SPIC HOLDINGS AND INVESTMENTS LIMITED

A SANTHANAKRISHNAN
Director

Place : Chennai
Date : 26 June 2002

M G THIRUNAVUKKARASU
Managing Director

AUDITORS' REPORT

We have audited the attached Balance Sheet of **M/s. SPIC HOLDINGS AND INVESTMENTS LIMITED**, as at 31 March 2002 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure, a statement on the matters specified in paragraph 4 and 5 of the said order.

2. Further to our comment in the Annexure referred to above we report that:

   a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.

   b) In our opinion, the Company as required by law, have kept proper books of accounts so far as it appears from our examination of such books.

   c) The Balance Sheet and Profit and Loss Account referred to in this report are in agreement with the books of accounts.

   d) In our opinion, the Balance Sheet and the Profit and Loss Account complies with the mandatory Accounting Standards as referred to in sub-section 3 (C) of Section 211 of the Companies Act, 1956.

   e) Attention is invited to Note No. 3 regarding Investments.

   f) On the basis of written representation received from the Directors, as on 31 March 2002, and taken on record by the Board of Directors, we report that none of the directors are disqualified as on 31 March 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

   g) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the Notes and Accounting Policies thereon, give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view:

      i. In so far as it relates to the Balance Sheet, of the affairs of the Company as at 31 March 2002 and

      ii. In so far as it relates to the Profit and Loss Account, of the **PROFIT** of the Company for the year ended on that date.

Per our report of even date

For N C RAJAGOPAL & CO.,
Chartered Accountants.

Place : Chennai
Date : 26 June 2002

R VASUDEVAN
Partner

ANNEXURE REFERRED TO IN PARAGRAPH 1 OF OUR REPORT OF EVEN DATE

1. The company is maintaining proper records, showing full particulars including quantitative details and situations of fixed assets. As per the information and explanations given to us, all the fixed assets have been physically verified by the management at a reasonable interval and no discrepancies were noticed on such verification.
2. None of the fixed assets have been revalued during the year.
3. The company does not hold any stores, spares and raw materials during the year and hence the question of reporting on the physical verification, procedure of physical verification, maintenance of stock records of inventories, valuation of stock, damage stores and raw materials and maintenance of records for sale and disposal of scrap.
4. We are informed that the Central Government has not prescribed the maintenance of cost records under section 209(1) (d) of the Companies Act, 1956.
5. The company has not taken loans, secured or unsecured from companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956.
6. The company has not granted any loans secured or unsecured to companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 or companies under the same management.
7. The company has not given loans and advances in the nature of loans to third parties.
8. The company does not deal with stores, raw material, components and equipment and hence the question of reporting on the adequacy of the internal control procedure with regard to purchase of stores, raw materials, components and equipment does not arise.
9. In our opinion the company has a proper Internal audit system commensurate with its size and nature of its business.
10. The company has not made any transactions relating to the purchase of goods and materials and sale of goods and services in pursuance of contracts or arrangement entered into the register maintained under section 301 of the Companies Act, 1956 aggregating during the year Rs. 50000 or more in respect of each party.
11. The provisions of section 58A of the Companies Act, 1956 and the companies (Acceptance of deposit) Rules, 1975 framed thereunder and the directive issued by the Reserve Bank of India are not applicable as the company has not accepted any deposits from the public during the year.
12. In our opinion and according to the information and explanation given to us the company is generally regular in depositing the provident fund dues to the appropriate authorities.
13. To the best of our knowledge and according to the explanation given to us no expenses of personal nature have been charged to revenue account, other than those payable under contractual obligation or in accordance with the generally accepted business practices.
14. According to the information and explanation given to us no undisputed amount in respect of wealth tax, customs duty, Income Tax, sales tax and excise duty were outstanding on the balance sheet date for a period of more than six months from the date they became payable.
15. The company is not a Sick Industrial Company within the meaning of section 3 (1) (o) of the Sick Industrial Companies (special provisions) Act, 1985.

Per our report of even date

For N.C.RAJAGOPAL & CO.,
Chartered Accountants

Place : Chennai
Date : 26 June 2002

R VASUDEVAN
Partner

BALANCE SHEET AS AT 31 MARCH 2002

(Amount in Rupees)

	Schedule	As at 31 March 2002	As at 31 March 2001
SOURCES OF FUNDS :			
Shareholders' funds :			
Share Capital	1	**300000000**	300000000
Reserves & Surplus	2	**20668022**	17687496
Loan funds :			
Secured Loans	3	**44075000**	45475000
Unsecured Loans	4	**35000000**	--
TOTAL		**399743022**	363162496
APPLICATION OF FUNDS :			
Fixed Assets	5		
Gross Block		**68500**	68500
Less : Depreciation		**48918**	56102
Net Block		**19582**	12398
Investments	6	**198076449**	198076649
Current assets,Loans and advances			
Current Assets	7	**6026574**	3576658
Loans and Advances	8	**202074168**	157502553
		208100742	161079211
Less : Current liabilities & Provisions			
Other Liabilities	9	**10133893**	361934
Net Current Assets		**197966849**	160717277
Miscellaneous Expenditure (to the extent not written off or adjusted)	10	**3680142**	4356172
		399743022	363162496
Accounting policies and Notes on accounts	12		

Schedules to the above forms an integral part of the Balance Sheet.

As per our report of even date
For **N C Rajagopal & Co.**
Chartered Accountants

K Parameswaran
Company Secretary

M G Thirunavukkarasu
Managing Director

A Santhanakrishnan
P Vedagiri
Directors

R Vasudevan
Partner

Place : Chennai
Date : 26 June 2002

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2002

(Amount in Rupees)

	Schedule	Year ended 31 March 2002	Year ended 31 March 2001
INCOME			
Interest Income		**378316**	779691
Income from Investments		**7742847**	12095035
		8121163	12874726
EXPENDITURES			
Administrative & Other Expenses	11	**4437271**	1831681
Interest Paid		**34520**	--
Depreciation (Note No. 5)	5	**(7184)**	8265
Miscellaneous Expenses written off	10	**676030**	676030
		5140637	2515976
Profit/(loss) for the year		**2980526**	10358750
Balance brought forward from previous year		**17687496**	7328746
Amount available for appropriation		**20668022**	17687496
APPROPRIATIONS:			
Transfer to Statutory reserve		**4133604**	--
Balance carried to Balance Sheet		**16534418**	17687496
Accounting Policies and Notes on Accounts	12		

Schedules to the above forms an integral part of the profit and loss account

As per our report of even date
For **N C Rajagopal & Co.**
Chartered Accountants

K Parameswaran
Company Secretary

M G Thirunavukkarasu
Managing Director

A Santhanakrishnan
P Vedagiri
Directors

R Vasudevan
Partner

Place : Chennai
Date : 26 June 2002

SCHEDULES FORMING PART OF THE BALANCE SHEET

(Amount in Rupees)

	As at 31 March 2002	As at 31 March 2001
Schedule : 1		
Authorised Share Capital		
200000000 Equity shares of Rs. 10/- each.	2000000000	2000000000
2500000 Preference shares of Rs. 100/- each.	250000000	250000000
	2250000000	2250000000
Issued ,Subscribed and Paid Up Capital		
3,00,00,000 equity shares of Rs 10/- each fully paid-up. (3,00,00,000 shares held by M/s Southern Petrochemical Industries Corporation Limited)	300000000	300000000
	300000000	300000000
Schedule : 2		
Reserves & Surplus		
Statutory Reserve		
Opening Balance	--	--
Add : Transfer to Profit and Loss Account	4133604	--
Closing Balance	4133604	--
Profit & Loss Account		
Opening Balance	17687496	7328746
Add : Current year profit	2980526	10358750
Less : Transfer to statory reserve	4133604	--
Closing Balance	16534418	17687496
Total Reserves and Surplus	20668022	17687496
Schedule : 3		
Secured Loan		
From Banks (Note No. 2)	44075000	45475000
	44075000	45475000
Schedule : 4		
Unsecured Loan		
From Others	35000000	--
	35000000	--

SCHEDULE : 5

FIXED ASSETS (See Note No. 5)

PARTICULARS	GROSS BLOCK (AT COST)			DEPRECIATION			NET BLOCK	
	As at 31 March 2001	Additions/ Deletions during the year	As at 31 March 2002	Upto 31 March 2001	For the Year	Upto 31 March 2002	As at 31 March 2002	As at 31 March 2001
Computer and Printer	68500	--	68500	56102	(7184)	48918	19582	12398
Total	68500	--	68500	56102	(7184)	48918	19582	12398
Previous year	68500	--	68500	47837	8265	56102	12398	20663

SCHEDULES FORMING PART OF THE BALANCE SHEET

(Amount in Rupees)

		As at 31 March 2002	As at 31 March 2001
Schedule : 6			
Investments (Non-Trade)			
Quoted - Long Term (Note 3)			
Equity Shares			
10,97,760 of Industrial Development Bank of India		**89193000**	89193000
18,000 of Bank Of India		**810000**	810000
2,58,100 of IDBI Bank Limited		**4645800**	4645800
12,03,028 of South India Corporation (Agencies) Limited		**30226080**	30226080
	A	**124874880**	124874880
Unquoted - Long Term			
Equity Shares			
2,49,000 of TAC Investments Finance (Madras) Limited		**25024500**	25024500
38,058 of IND-ITAL Chemicals Limited		**11321494**	11321494
5,27,143 of SPIC JEL Engineering Construction Limited		**10595575**	10595575
26,26,000 of Orchard Microsystems Limited		**26260000**	26260000
20 of SPIC Foods and Flavours Limited		**--**	200
	B	**73201569**	73201769
Total Investments	(A+B)	**198076449**	198076649
Market Value of Quoted Investments		**38860284**	53180279
Schedule : 7			
Current Assets			
Cash and Bank balances			
Balance with Bank			
- in current account with scheduled banks		**377800**	3110741
Other Current Assets		**5648774**	465917
Total		**6026574**	3576658
Schedule : 8			
Loans and Advances			
(unsecured, considered good)			
Advances recoverable in cash or kind for which value is to be received		**202074168**	157502553
		202074168	157502553
Schedule : 9			
Current Liabilities and Provisions			
Other Liabilities		**10133893**	361934
		10133893	361934
Schedule : 10			
Miscellaneous Expenditure			
(to the extent not written off or adjusted)			
Opening balance		**4356172**	5032202
Less : Written off during the year		**676030**	676030
Closing balance		**3680142**	4356172

SCHEDULES FORMING PART OF PROFIT AND LOSS ACCOUNT

(Amount in Rupees)

	For the year ended 31 March 2002	For the year ended 31 March 2001
Schedule : 11		
Administrative & Other Expenses		
Salary	**726830**	1607911
Travelling expenses & conveyance	**6533**	101853
Telephone expenses	**15878**	63503
Vehicle hire charges	**2855**	15043
Membership & subscription fees	**--**	605
Printing & stationery	**--**	20606
Filing fees	**5000**	1500
Electricity charges	**2592**	--
Bank charges	**1825**	1000
Audit fees		
- Audit	**20000**	10000
- Service Tax	**1000**	500
Sundry expenses	**19196**	9160
Demat charges	**78398**	--
Advances written off	**3557164**	--
	4437271	1831681

SCHEDULE : 12

NOTES FORMING PART OF ACCOUNTS

1. Significant Accounting policies

   a) GENERAL

   Accounts represent Historical Cost.

   b) Fixed Assets

   Fixed Assets are carried at Historical Cost Less accumulated Depreciation.

   c) DEPRECIATION

   Depreciation on assets is provided on the Straight Line Method, at the rates and in the manner specified in Schedule XIV to the Companies Act, 1956.

   d) INVESTMENTS

   Investments are stated at cost.

   e) REVENUE RECOGNITION

   Interest Income is recognised on accrual basis and as per the Income Recognition norms specified by the Reserve Bank of India.

   Dividend income is recognised when the right to receive is established.

   f) MISCELLANEOUS EXPENDITURE

   Miscellaneous expenditure is written off over a period of ten years.

2. Secured Loans – Rs. 44075000

The Loan has been secured by the pledge of investments of the Company in the Equity shares of Industrial Development Bank of India, IDBI Bank Limited, Bank of India and South India Corporation (Agencies) Limited.

3. The diminution in the value of permanent investments has not been provided in the accounts, since in the opinion of the management, the diminution is of temporary nature.

4. There is no outstanding dues towards small scale / ancillary industries as on 31 March 2002.

5. During the year, the company has changed its accounting policy on the method of depreciation from WDV to Straight Line Method to bring in line with the holding company's accounting policies. Due to this change in accounting policy, the excess depreciation already provided amounting to Rs. 7184 was written back and if the company had followed the WDV method, a provision of Rs. 4960 would need to be provided for, in the current year.

6. Previous year figures have been regrouped wherever necessary.

As per our report of even date
For **N C Rajagopal & Co.**
Chartered Accountants

K Parameswaran *Company Secretary*	**M G Thirunavukkarasu** *Managing Director*	**A Santhanakrishnan** **P Vedagiri** *Directors*	**R Vasudevan** *Partner*

Place : Chennai
Date : 26 June 2002

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

1)	REGISTRATION DETAILS	REGISTRATION NO.	35838
		STATE CODE	18
		BALANCE SHEET DATE	31 03 2002
2)	CAPITAL RAISED DURING THE YEAR	PUBLIC ISSUE	NIL
	(AMOUNT IN RUPEES THOUSANDS)	RIGHTS ISSUE	NIL
		BONUS ISSUE	NIL
		PRIVATE PLACEMENT	NIL
3)	POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS	TOTAL LIABILITIES	409877
	(AMOUNT IN RUPEES THOUSANDS)	TOTAL ASSETS	409877
	SOURCES OF FUNDS	PAID-UP CAPITAL	300000
		RESERVES AND SURPLUS	20668
		SECURED LOANS	44075
		UNSECURED LOANS	35000
	APPLICATION OF FUNDS	NET FIXED ASSETS	20
		INVESTMENTS	198076
		NET CURRENT ASSETS	197967
		MISCELLANEOUS EXPENSES	3680
		ACCUMULATED LOSSES	NIL
4)	PERFORMANCE OF THE COMPANY	TURNOVER	8121
	(AMOUNT IN RUPEES THOUSANDS)	TOTAL EXPENDITURE	5141
		PROFIT/(LOSS) BEFORE TAX	2981 (+ ✓)
		PROFIT/(LOSS) AFTER TAX	2981 (+ ✓)
		EARNINGS PER SHARE IN RUPEES	0 10
		DIVIDEND RATE %	NIL
5)	GENERIC NAMES OF THREE PRINCIPAL PRODUCTS/ SERVICES OF THE COMPANY (AS PER MONETARY TERMS)	ITEM CODE NO.	NA
		PRODUCT DESCRIPTION	NA
		ITEM CODE NO.	NA
		PRODUCT DESCRIPTION	NA

As per our report of even date
For **N C Rajagopal & Co.**
Chartered Accountants

R Vasudevan
Partner

K Parameswaran
Company Secretary

M G Thirunavukkarasu
Managing Director

A Santhanakrishnan
P Vedagiri
Directors

Place : Chennai
Date : 26 June 2002

STATEMENT REGARDING SUBSIDIARY COMPANIES PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

a.	Name of Subsidiary Company	:	Orchard Microsystems Limited
b.	Financial year of the Subsidiary Company ended on	:	31 March 2002
c.	Holding Company's Interest:		
	i) No. of Equity Shares	:	2626000
	Face Value	:	Rs. 10
	Paid up Value	:	Rs. 26260000
	ii) Extent of Holding	:	80.50 per cent
d.	Net aggregate amount of Subsidiary's profits / (losses) not dealt with in the Holding Company's accounts:		
	i) for subsidiary's financial year	:	(Rs. 2516969)
	ii) for its previous financial years	:	Rs. 857038
e.	Net aggregate amount of subsidiary's profits / (losses) dealt with in the Holding Company's accounts:		
	i) for subsidiary's financial year	:	Nil
	ii) for its previous financial year	:	Nil

K Parameswaran
Company Secretary

M G Thirunavukkarasu
Managing Director

A Santhanakrishnan
P Vedagiri
Directors

Place : Chennai
Date : 26 June 2002

NOTES

Orchard Micro

ORCHARD MICROSYSTEMS LIMITED

SIXTH ANNUAL REPORT
2001-2002

BOARD OF DIRECTORS

Thiru Ar Rm ARUN	-	Chairman
Thiru A SANTHANAKRISHNAN	-	Director
Thiru R VENKATESH KUMAR	-	Director
Ms R SUBHASHINI	-	Company Secretary

AUDITORS

M/s N C Rajagopal & Co.,
Chartered Accountants,
22, V Krishnaswamy Avenue,
Luz Church Road, Mylapore,
Chennai - 600 004.

REGISTERED OFFICE

MAC House, 3rd Floor,
No. 4 Sardar Patel Road, Guindy, Chennai - 600 032.

DIRECTORS' REPORT TO THE MEMBERS

The Directors of your Company have pleasure in presenting the 6th Annual Report of the Company together with the Audited Financial Statement for the financial year ended 31 March 2002.

Business operations

During the financial year under review, your Company has achieved a sales turnover of Rs.53.48 lakhs as compared to Rs.72.15 lakhs reported in the last year. The decrease in sales was mainly due to the slow down in global economy which in turn has caused a reduction in project orders received from ITS of Japan and loss of business from CoWare Inc of USA.

Marketing

The after-effects of the September 2001 US terrorist attack and the uncertain economic trends have made many US companies to react very sharply and virtually all hi-tech outsourcing plans had been put on hold. As USA has been a major hi-tech outsourcing player, this had affected the whole of hi-tech Industry. In our case, we have lost a great business opportunity with CoWare Inc since they did not want to pursue new business initiatives in the face of economic slow down.

The Japanese economy also did not recover during the year with many of the corporate houses reporting huge losses. As a result, ITS could not get enough business which in turn resulted in reduction of project orders to your Company.

The above mentioned factors were primarily responsible for your Company's lower sales revenue. However, it is noteworthy to highlight that the Company has added a new Japanese client – GTAC during the year even amidst adverse market conditions. Through this new client, two of your engineers are now working in Japan as on-site project consultants on contract for one year which is further extendable.

Operations

Your Company is steadily building up its project track record so that it can take up more lucrative offshore projects in future. It has so far completed four ASIC Design projects –SDRAM controller, PPC local bus interface, CDMA interface, PCI interface. And it is currently working on the fifth project - Design of Double Data Rate SDRAM controller.

Business Outlook for current year

Japan

Your Company expects a good improvement in its on-site business with GTAC of Japan since the Japanese client has expressed satisfaction over the performance of our engineers working there.

It is heartening to note that your Company is getting continued support from ITS. The business from ITS is expected to definitely improve on revival of Japanese economy. Your Company is currently doing DDR SDRAM interface project for ITS.

Your Company has been in contact with Mitsubishi Electric, Hitachi and Systec in Japan for business relationship and has received reasonably favourable replies from them. Your Company is also pursuing marketing efforts with other Japanese companies like Fujitsu, Toshiba, Trigate, Cdex, etc

USA

As things are returning to normalcy in USA, your Company has started reviving its business discussions with companies like Comit Systems and CoWare. Your Company is also in the process of contacting new prospective clients there.

Other countries

Apart from USA and Japan, Taiwan market is also being addressed by your Company for business. E-mail enquiries have been sent to companies like SunPlus and Realtek and follow up efforts are in progress.

Your Company is also in contact with Indian operations of multinational companies like Intel, Texas Instruments, Sanyo Technologies for project outsourcing.

Future plans

Your Company is currently offering following services to global markets.

- Front-end ASIC Design
- IP development
- Rule generation
- Technology Re-mapping

To widen operating base and to improve sales and profitability, your Company is actively considering the prospects for venturing into more value added services like SoC Design and ASIC Back-end Design services.

INVESTMENTS

Your Company has plans to invest its unutilized funds in any other body corporate in an effective way.

FIXED DEPOSITS

Your Company has not accepted Fixed Deposits and as such no amount of Principal or Interest was outstanding on the date of the Balance Sheet.

DIRECTORS

Mr A Santhanakrishnan, who retires by rotation at the Annual General Meeting of the Company and being eligible, offers himself for re-appointment.

AUDITORS

M/s NC Rajagopal & Co., Chartered Accountants, Chennai, retire and are eligible for re-appointment.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

In terms of Section 217(1)(e) of the Companies Act, 1956, information relating to the conservation of energy, technology absorption, foreign exchange earnings and outgo is set out in the Annexure, forming part of this report.

PARTICULARS OF EMPLOYEES

During the year under review, no employee of your Company was in receipt of remuneration requiring disclosure under Section 217(2A) of the Companies Act, 1956.

DIRECTORS' RESPONSIBILITY STATEMENT

As required by Section 217(2AA) of the Companies Act, 1956, the Directors of your Company hereby declare that:

1. in the preparation of the Annual Accounts the applicable Accounting Standards have been followed along with proper explanation relating to the material departures;
2. the Directors had selected such Accounting Policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 March 2002 and of the profit or loss of the Company for that period;
3. the Directors had taken sufficient and proper care to maintain adequate accounting records in accordance to the provisions of the Companies Act, 1956 to safeguard the assets of the Company and to detect fraud and other irregularities;
4. the Directors had prepared the Annual Accounts on a "going concern" basis.

ACKNOWLEDGEMENT

The Board of Directors of the Company express their thanks to Software Technology Parks of India, Central and State Government Departments, Banks for their co-operation extended to the Company. The Board acknowledges the co-operation and guidance extended by the Joint venture partners *viz.* M/s SPIC Holdings and Investments Limited and Marubeni Tekmatex Corporation, Japan. The Directors also wish to place on record their appreciation to the employees for their whole-hearted co-operation for good performance.

By Order of the Board

For Orchard Microsystems Limited

Place : Chennai
Date : 7 June 2002.

Ar Rm Arun
Chairman

ANNEXURE TO DIRECTORS' REPORT

Particulars required under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules 1988, for the year ended 31 March 2002.

A. **DETAILS OF CONSERVATION OF ENERGY**

Your Company has been making continuous efforts to reduce energy consumption.

Power Consumption		31.03.2002
Electricity		
Purchased	MWH	
	Rs. in lacs	Cost of Power
	Rs. /KWH	negligible
Own Generation	MWH	—
	Rs. in lacs	
	Rs. /KWH	

B. **TECHNOLOGY ABSORPTION**

Your Company has adopted the IBM Design environment and Design Methodology successfully.

C. **FOREIGN EXCHANGE EARNINGS AND OUTGO**

Foreign Exchange Earnings : Rs. 54.12 lacs
Foreign Exchange Out go : Rs. 22.76 lacs

AUDITORS' REPORT

We have audited the attached Balance Sheet of M/s. ORCHARD MICROSYSTEMS LIMITED, as at 31 March 2002 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure, a statement on the matters specified in paragraph 4 and 5 of the said order.

2. Further to our comments in the Annexure referred to in paragraph 1 above:

   a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.

   b) In our opinion, proper books of accounts as required by laws have been kept by the Company so far as it appears from our examination of such books.

   c) The Balance Sheet and Profit and Loss Account referred to in this report are in agreement with the books of accounts.

   d) In our opinion, the Balance Sheet and the Profit and Loss Account comply with the mandatory Accounting Standards as referred to in sub section 3 (C) of Section 211 of the Companies Act, 1956.

   e) On the basis of the written representation received from the Directors, as on 31 March 2002, and taken on record by the Board of Directors, we report that none of the directors are disqualified as on 31 March 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

   f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the Notes and Accounting Policies thereon, give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      i. In so far as it relates to the Balance Sheet, of the affairs of the Company as at 31 March 2002 and

      ii. In so far as it relates to the Profit and Loss Account, of the Loss of the Company for the year ended on that date.

Per our report of even date
For N C RAJAGOPAL & Co.,
Chartered Accountants

Place : Chennai
Date : 7 June 2002

R VASUDEVAN
Partner

ANNEXURE REFERRED TO IN PARAGRAPH 1 OF OUR REPORT OF EVEN DATE

1. The Company is maintaining proper records, showing full particulars including quantitative details and situations of fixed assets. The fixed assets have been physically verified by the management at a reasonable interval. No discrepancies were noticed on such physical verification.

2. None of the assets have been revalued during the year.

3. The Company does not hold any stores, spares and raw materials during the year and hence the question of reporting on the physical verification, procedure of physical verification, maintenance of stock records of inventories, valuation of stock, damage, stores and raw materials and maintenance of records for sale and disposal of scrap does not arise.

4. We are informed that the Central Government has not prescribed the maintenance of cost records under section 209(1) (d) of the Companies Act, 1956.

5. The Company has not taken loans, secured or unsecured from companies, firms or other parties listed in the register maintained under section 301 or from the companies under the same management as defined under section 370 (1B) of the Companies Act, 1956.

6. The Company has not granted any loans secured or unsecured to companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 or companies under the same management.

7. The Company has not given loans and advances in the nature of loans to third parties.

8. The Company does not deal with stores, raw materials, components and equipments and hence the question of reporting on the adequacy of the internal control procedure with regard to purchase of stores, raw materials, components and equipments does not arise.

9. In our opinion the Company has a proper internal audit system commensurate with its size and nature of its business.

10. The Company has not made any transactions relating to the purchase of goods and materials and sale of goods and services in pursuance of contracts or arrangement entered into the register maintained under section 301 of the Companies Act, 1956 aggregating during the year to Rs. 50000/- or more in respect of each party.

11. The provisions of section 58A of the Companies Act, 1956 and the Companies (Acceptance of deposit) Rules, 1975 framed thereunder and the directive issued by the Reserve Bank of India are not applicable as the Company has not accepted any deposits from the public during the year.

12. In our opinion and according to the information and explanations given to us the Company is generally regular in depositing the Provident Fund dues to the appropriate authorities.

13. To the best of our knowledge and according to the explanation given to us, no expenses of personal nature have been charged to revenue account, other than those payable under contractual obligation or in accordance with the generally accepted business practices.

14. According to the information and explanation given to us no undisputed amount in respect of wealth tax, customs duty, income tax, sales tax and excise duty were outstanding on the balance sheet date for a period of more than six months from the date they became payable.

15. The Company is not a Sick Industrial Company within the meaning of section 3 (1) (o) of the Sick Industrial Companies (Special Provisions) Act, 1985.

Per our report of even date

For N C RAJAGOPAL & Co.,
Chartered Accountants

Place : Chennai
Date : 7 June 2002

R VASUDEVAN
Partner

BALANCE SHEET AS AT 31 MARCH 2002

(Amount in Rupees)

	Schedule	As at 31 March 2002	As at 31 March 2001
SOURCES OF FUNDS:			
I. Shareholders' Funds :			
Share Capital	1	**32621000**	32621000
Reserves & Surplus	2	--	1064643
TOTAL		**32621000**	33685643
APPLICATION OF FUNDS:			
I. Fixed Assets	3		
Gross Block		**23654669**	23157400
Less : Depreciation		**6955757**	3295172
Net Block		**16698912**	19862228
II. Current Assets, Loans and Advances			
a. Cash and Bank balances	4	**6033235**	5158730
b. Sundry Debtors	5	**778080**	1127280
c. Loans and Advances	6	**7410971**	7989200
TOTAL (A)		**14222286**	14275210
***Less* : Current Liabilities & Provisions**			
a. Current Liabilities & Provisions	7	**362224**	451795
TOTAL (B)		**362224**	451795
Net Current Assets (A-B)		**13860062**	13823415
Profit and Loss Account		**2062026**	--
TOTAL		**32621000**	33685643
Accounting policies and Notes on accounts	11		

Per our report of even date

For N C Rajagopal & Co.,
Chartered Accountants

R Subhashini — *Company Secretary*

Ar Rm Arun — *Chairman*

A Santhanakrishnan
R Venkatesh Kumar
Directors

R Vasudevan
Partner

Place : Chennai
Date : 7 June 2002

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2002

(Amount in Rupees)

		Schedule	For the year ended 31 March 2002	For the year ended 31 March 2001
I.	**INCOME**			
	Software Development Charges		**5347556**	7215355
	Other Income	8	**395379**	634963
			5742935	7850318
II.	**EXPENDITURES**			
	Employees Cost	9	**3353739**	1983527
	Other Expenses	10	**1846340**	1421188
	Depreciation	3	**3660585**	3295172
	Miscellaneous Expenses written off		**--**	38468
			8860664	6738355
	Profit/(Loss) for the year		**(3117729)**	1111963
	Provision for Income Tax		**--**	47320
	Add : Short Provision made		**8940**	--
	Profit/(Loss)		**(3126669)**	1064643
	Balance carried forward from previous year		**1064643**	--
	Profit/(Loss)		**(2062026)**	--
	Accounting Policies and Notes on Accounts	11		

Per our report of even date

For N C Rajagopal & Co.,
Chartered Accountants

R Subhashini
Company Secretary

Ar Rm Arun
Chairman

A Santhanakrishnan
R Venkatesh Kumar
Directors

R Vasudevan
Partner

Place : Chennai
Date : 7 June 2002

SCHEDULES FORMING PART OF BALANCE SHEET

(Amount in Rupees)

	As at 31 March 2002	As at 31 March 2001
Schedule : 1		
Authorised Share Capital		
70,00,000 Equity share of Rs. 10 each	**70000000**	70000000
Issued ,Subscribed and Paid Up Capital		
32,62,100 Equity Shares of Rs.10 each fully paid.	**32621000**	32621000
	32621000	32621000
Schedule : 2		
Reserves & Surplus		
Profit & Loss Account		--
Opening Balance	**1064643**	
Add/(Less) : Current year Profit/(Loss)	**(1064643)**	1064643
Closing Balance	**--**	1064643

SCHEDULE : 3

FIXED ASSETS

(Amount in Rupees)

PARTICULARS	GROSS BLOCK (AT COST)			DEPRECIATION			NET BLOCK	
	As on 31 March 2001	**Additions/ Deletions during the year**	**As on 31 March 2002**	Upto 01 April 2001	**For the Year**	**Upto 31 March 2002**	**As on 31 March 2002**	As on 31 March 2001
Computer - Hardware	4961400	**461739**	**5423139**	753418	**864414**	**1617832**	**3805307**	4207982
Computer - Software	16052185	**--**	**16052185**	2428065	**2675899**	**5103964**	**10948221**	13624120
Computer - Printer	14900	**--**	**14900**	2415	**2415**	**4830**	**10070**	12485
UPS	511394	**--**	**511394**	24291	**24291**	**48582**	**462812**	487103
Electrical Equipments	24951	**17850**	**42801**	666	**1936**	**2602**	**40199**	24285
Office Equipments	392483	**--**	**392483**	17782	**18643**	**36425**	**356058**	374701
Furniture and fixtures	1026287	**17680**	**1043967**	64964	**64731**	**129695**	**914272**	961323
Airconditioner	173800	**--**	**173800**	3571	**8256**	**11827**	**161973**	170229
Total	23157400	**497269**	**23654669**	3295172	**3660585**	**6955757**	**16698912**	19862228

SCHEDULE : 11

ACCOUNTING POLICIES

GENERAL

The Financial statements have been prepared based on historical cost convention and accrual basis of accounting in conformity with the Accounting Standards referred in the Companies Act, 1956.

FIXED ASSETS

Fixed assets including inhouse capitalisation are stated at cost. The Company capitalises all cost relating to acquisition and installation of fixed assets.

DEPRECIATION

Depreciation on all the assets except software is provided on straight line basis at the rate mentioned in the Schedule XIV of the Companies Act, 1956. In case of software, the depreciation is provided based on the estimated useful life, which is taken as six years.

FOREIGN CURRENCY

Earning in foreign currencies are accounted at the rate prevailing on the date of the transaction. Any income or loss on account of exchange difference is recognised in the profit and loss account as difference in fluctuation.

Monetary items denominated in foreign currency and outstanding at the balance sheet date are translated at the exchange rate prevailing on the last date of the financial year.

NOTES ON ACCOUNTS

1. The notes form an integral part of and should be read in conjunction with the accompanying accounts.
2. Previous year's figures have been reclassified and regrouped wherever necessary and rounded off to the nearest rupee.
3. FOB Value of export during the year is Rs. 5412119/- (previous year Rs. 7215355/-) and the expenditure in foreign currency during the year is Rs. 2276045/- (previous year Rs. 2948430/-)
4. There are no outstanding dues towards Small Scale / Ancillary Undertaking.

Per our report of even date

For N C Rajagopal & Co.,
Chartered Accountants

R Subhashini
Company Secretary

Ar Rm Arun
Chairman

A Santhanakrishnan
R Venkatesh Kumar
Directors

R Vasudevan
Partner

Place : Chennai
Date : 7 June 2002

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details

Registration No.	35641
State Code	18
Balance Sheet Date	31 03 2002

II. Capital Raised during the Year
(Amount in Rupees Thousands)

Public Issue	NIL
Rights Issue	NIL
Bonus Issue	NIL
Private Placement	NIL

III. Position of Mobilisation and deployment of funds
(Amount in Rupees Thousands)

Total Liablities	32983
Total Assets	32983

Sources of Funds

Paid-Up Capital	32621
Reserves & Surplus	NIL
Secured Loans	NIL
Unsecured loans	NIL

Application of Funds

Net Fixed Assets	16699
Investments	NIL
Net Current Assets	13860
Miscellaneous Expenditure	NIL
Accumulated Losses	2062

IV. Performance of Company
(Amount in Rupees Thousands)

		+	-
Turnover	5743		
Total Expenditure	8861		
Profit/(Loss) Before Tax	3118		✓
Profit/(Loss) After Tax	3118		✓
Earnings per share in Rupees	NIL		
Dividend Rate per cent	NIL		

V. Generic Names of Three Principal Products/Services of Company
(as per monetary terms)

Item Code No.	854200
Product Description	INTEGRATED CIRCUIT DESIGN

R Subhashini
Company Secretary

Ar Rm Arun
Chairman

A Santhanakrishnan
R Venkatesh Kumar
Directors

Place : Chennai
Date : 7 June 2002

GULF SPIC BAHRAIN EC

GULF SPIC BAHRAIN EC (CLOSED) - NON-RESIDENT

Commercial Registration : 44705

FINANCIAL STATEMENTS
31 DECEMBER 2001

Shareholders	:	Southern Petrochemical Industries Corporation Ltd.
		Mr V R Aravind
Registered Office	:	Suite 201 / 204, Bldg. No. 89, Road No.1702, Hawar Building (A), Diplomatic Area, P.O. Box No.1188, Manama, Kingdom of Bahrain
Principal Bankers	:	National Bank of Bahrain
Auditors	:	KPMG Chamber of Commerce Building King Faisal Highway, Manama, State of Bahrain.

REPORT OF THE AUDITORS TO THE SHAREHOLDERS

We have audited the financial statements of Gulf SPIC Bahrain EC (Closed) - Non-Resident as at and for the year ended, 31 December 2001 as set out on pages 169 to 170

Respective responsibilities of management and auditors

These financial statements are the responsibility of the directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Gulf SPIC Bahrain EC (Closed) - Non-Resident as at 31 December 2001, the results of its operations, and its cash flows for the year then ended, in accordance with International Accounting Standards.

Other regulatory matters

In addition, in our opinion, the Company has maintained proper accounting records and the financial statements are in agreement therewith. To the best of our knowledge and belief, no violations of the Bahrain Commercial Companies Law 28/1975 (as amended) or the terms of the Company's memorandum and articles of association have occurred during the year that might have had a material adverse effect on the business of the Company or on its financial position. Satisfactory explanations and information have been provided to us by the management in response to all our requests.

KPMG

Place : Manama
Date : 30 May 2002

BALANCE SHEET AS AT 31 DECEMBER 2001

(In Bahraini Dinars)

	Notes	2001	2000
ASSETS			
Cash and Bank		**4065**	4996
Loans and advances	3	**25000**	25000
TOTAL ASSETS		**29065**	29996
LIABILITIES			
Gulf SPIC-Kuwait Current Account		**4176**	3155
Accrued expenses		**1510**	--
Total Liabilities		**5686**	3155
NET ASSETS		**23379**	26841
Represented by :			
Share Capital	1	**30000**	30000
Accumulated Losses		**(6621)**	(3159)
TOTAL SHAREHOLDERS' INTERESTS		**23379**	26841

V R Aravind
Director

A Santhanakrishnan
Director

INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2001

(In Bahraini Dinars)

	2001	2000 (for Ten Months)
EXPENSES		
Travelling Expenses	--	155
Legal and Professional Expenses	**2331**	3000
Bank charges	**2**	4
Rent charges	**1129**	--
TOTAL EXPENSES / LOSS FOR THE YEAR	**3462**	3159

V R Aravind
Director

A Santhanakrishnan
Director

The financial statements consisting of pages 169 to 170 were approved by the Directors on 30 May 2002.

CASHFLOWS FOR THE YEAR ENDED 31 DECEMBER 2001

(In Bahraini Dinars)

	2001	2000 (for Ten Months)
OPERATING ACTIVITES		
Expenses paid	**(1952)**	(3159)
Advance to Gulf SPIC-Kuwait	--	(25000)
Total cashflows from operating activities	**(1952)**	(28159)
FINANCING ACTIVITIES		
Introduction of share capital	--	30000
Amount received from Gulf SPIC-Kuwait	**1021**	3155
Total cashflows from investing activities	**1021**	33155
Net cashflows during the year	**(931)**	4996
Cash & cash equivalents at the beginning of the year	**4996**	--
Cash & cash equivalents at the end of the year	**4065**	4996

NOTES TO THE 2001 FINANCIAL STATEMENTS

1. STATUS AND OPERATIONS

Gulf SPIC Bahrain EC (Closed) - Non-Resident is a Bahraini exempt Company registered under the Bahrain Commercial Companies Law 28/1975 (as amended). The Company has been incorporated on 23 February 2000. The principal activity of the Company is to undertake specialised industrial maintenance services and electromechanical jobs outside Bahrain. The share capital of the Company is BD 30000, held by:

Southern Petrochemical Industries Corporation Limited	BD	29700
Mr V R Aravind	BD	300
	BD	30000

No operating activities have taken place during the year.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with the accounting standards issued by the International Accounting Standards Committee (IASC), interpretations issued by the Standing Interpretations Committee of the IASC and the requirements of the Bahrain Commercial Companies Law 28/1975 (as amended).

The financial statements are prepared on the historical cost basis.

The following accounting policies have been applied by the company:

Cash and cash equivalents comprise cash in hand and at bank. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

3. LOANS AND ADVANCES

Loans and advances comprise an amount of BD 25000 given to Gulf SPIC Contracting Company WLL-Kuwait, a Group company, and is interest free.

SPIC BIOTECHNOLOGIES LIMITED

Registered Office: 88, Mount Road, Guindy, Chennai – 600 032.

THIRD ANNUAL REPORT
2001 – 2002

BOARD OF DIRECTORS

Dr Joseph Thomas
Mrs Sasikala Srikanth
Mr S Sathappan

AUDITORS

Sri & Sri Associates
Chartered Accountants
Indiradevi Apartments
20, Gopalakrishnan Road
T. Nagar
Chennai – 600 017

DIRECTORS' REPORT

The Directors of the Company have pleasure in presenting the Third Annual Report of the Company together with the Annual Accounts for the period ended 31 March 2002.

OPERATIONS

The Company has not commenced its activities during the year under review. The Board is drawing up plans to expeditiously initiate action for the implementation of the project.

During the year under review your Company has become the Wholly owned subsidiary of Southern Petrochemical Industries Corporation Limited.

DIRECTORS' RESPONSIBILITY STATEMENT

In accordance with the requirement of Section 217 (2AA) of the Companies Act, 1956, the Directors of the Company hereby declare that:

1. In the presentation of the Annual Accounts, the applicable Accounting Standards have been followed along with proper explanation relating to material departures.
2. The Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 March 2002.
3. The Directors had taken proper and sufficient care for the maintenance of adequate Accounting Records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities, and
4. The Directors had prepared the Annual Accounts on a going concern basis.

DIRECTORS

Dr Joseph Thomas, Director retires at the ensuing Annual General Meeting of the Company and being eligible offers himself for re-election.

Mr Ashwin C Muthiah and Mr Dhananjay Mungale resigned from the Board during the year under review. Mr S Sathappan and Mrs Sasikala Srikanth were inducted in the Board with effect from 5 June 2002.

AUDITORS

M/s Sri & Sri Associates, Chartered Accountants, Auditors of the Company retire at the ensuing Annual General Meeting and being eligible offer themselves for re-appointment as Auditors of the Company.

FIXED DEPOSITS

The Company has not accepted any deposits from the public during the year under review.

PARTICULARS OF EMPLOYEES

No disclosure is made under Section 217 (2A) of the Companies Act, 1956 as no employee was in receipt of remuneration exceeding Rs. 12 lacs per annum.

No disclosure is made under Section 217 (1)(e) of the Companies Act, 1956 as the Company is yet to commence its operations.

ACKNOWLEDGEMENT

Your Directors wish to place on record their appreciation of the support and cooperation received from Southern Petrochemical Industries Corporation Limited and the Bankers of the Company.

By Order of the Board

For SPIC BIOTECHNOLOGIES LIMITED

Joseph Thomas
Sasikala Srikanth
S Sathappan
Directors

Place : Chennai
Date : 21 June 2002

AUDITORS' REPORT TO THE MEMBERS OF SPIC BIOTECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of SPIC BIOTECHNOLOGIES LIMITED, as at 31 March 2002. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Further to our comments in the Annexure referred to above, we report that:

1. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit:
2. In our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books.
3. The Balance Sheet dealt with by this report are in agreement with the books of account.
4. In our opinion, the Balance Sheet dealt with by this report comply with the accounting standard referred to in sub section (3C) of the Section 211 of the Companies Act, 1956:
5. On the basis of written representations received from the Directors, as on 31 March 2002, and taken on record by the Board of Directors no Director is disqualified as on 31 March 2002 from being appointed as a director in terms of clause (g) of sub section (1) of Section 274 of the Companies Act, 1956.
6. In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India.

   In the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2002:

   The Company did not carry out any activity involving Trading, Manufacturing or rendering of services during the period and in our opinion none of the matters specified in para 4 and 5 of the Manufacturing and Other Companies (Auditors' Report) Order 1988 issued by the Central Government is applicable to this period. Accordingly, we have not included a statement in this report individually on the matters specified as required by the said order.

For Sri & Sri Associates
Chartered Accountants

Place : Chennai
Date : 21 June 2002

M B Sridharan
Partner

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

1) REGISTRATION DETAILS	REGISTRATION NO.	42466
	STATE CODE	18
	BALANCE SHEET DATE	31 03 2002
2) CAPITAL RAISED DURING THE YEAR	PUBLIC ISSUE	NIL
(AMOUNT IN RUPEES)	RIGHTS ISSUE	NIL
	BONUS ISSUE	NIL
	PRIVATE PLACEMENT	NIL
3) POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS	TOTAL LIABILITIES	700
(AMOUNT IN RUPEES)	TOTAL ASSETS	700
SOURCES OF FUNDS	PAID-UP CAPITAL	700
	RESERVES AND SURPLUS	NIL
	SECURED LOANS	NIL
	UNSECURED LOANS	NIL
APPLICATION OF FUNDS	NET FIXED ASSETS	22508666
	PRE-OPERATIVE EXPENDITURE	14559
	INVESTMENTS	NIL
	NET CURRENT ASSETS	(2255219)
	MISCELLANEOUS EXPENSES	29694
	ACCUMULATED LOSSES	NIL
4) PERFORMANCE OF THE COMPANY	TURNOVER	NIL
(AMOUNT IN RUPEES)	TOTAL EXPENDITURE	NIL
	PROFIT/(LOSS) BEFORE TAX	NIL
	PROFIT/(LOSS) AFTER TAX	NIL
	EARNINGS PER SHARE IN RUPEES	NIL
	DIVIDEND RATE %	NIL
5) GENERIC NAMES OF THREE PRINCIPAL PRODUCTS/ SERVICES OF THE COMPANY (AS PER MONETARY TERMS)	ITEM CODE NO.	NIL
	PRODUCT DESCRIPTION	NIL
	ITEM CODE NO.	NIL
	PRODUCT DESCRIPTION	NIL

As per our report attached to the Balance Sheet

For and on behalf of the Board

Dr Joseph Thomas
Mrs Sasikala Srikanth
Mr S Sathappan
Directors

For SRI & SRI ASSOICATES
Chartered Accountants

M B Sridharan
Partner

Place : Chennai
Date : 21 June 2002

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office : 73, Armenian Street, Chennai - 600 001.

Principal Office : "SPIC House", 88, Mount Road, Guindy, Chennai - 600 032.

ATTENDANCE SLIP

Please bring this Attendance Slip and hand it over at the entrance of **"KAMARAJ ARANGAM"**, New No.492 Anna Salai, Teynampet, Chennai - 600 006.

Name & Address of the Shareholder :

....

....

....

....

....

Folio No.	
DP. ID*	
Client ID*	

* Applicable to investors holding shares in electronic form.

I hereby record my presence at the **32nd Annual General Meeting** at **"KAMARAJ ARANGAM"**, New No.492, Anna Salai, Teynampet, Chennai - 600 006 on **Monday, the 26th August 2002 at 3.00 P.M.**

Signature of the Member or Proxy	Shares Held

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office : 73, Armenian Street, Chennai - 600 001.

Principal Office : "SPIC House", 88, Mount Road, Guindy, Chennai - 600 032.

PROXY

I / We ....

.... of ....

in the district of .... being a Member(s) of the above named Company hereby appoint Thiru ....

of .... in the District of ....

or failing him Thiru ....

of .... in the District of ....

as my / our proxy to vote for me / us on my / our behalf at the **32nd Annual General Meeting** of the Company to be held on **Monday, the 26th August 2002 at 3.00 P.M.** and at any adjournment thereof.

Signed this .... day of .... 2002.

Affix 30 Paise Revenue Stamp

Folio No.			
DP. ID		Client ID	

Notes : 1. The Proxy to be valid should be deposited at the Principal / Registered Office of the Company not later than 3.00 P.M. on 24th August, 2002.

2. The Proxy should be executed on 30 Paise Revenue Stamp.

BOOK-POST

Under Certificate of Posting

If undelivered, please return to :

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Secretarial Department

"SPIC House", 88, Mount Road,

Guindy, Chennai - 600 032.

Please visit our website : *www.spicltd.com*